Exhibit 99.2

Management Proxy Circular
clean
Notice of Annual Meeting of Shareholders to be held May 22, 2015
Cameco

Cameco is one of the world’s largest uranium producers, accounting for about 16% of the world’s production.

We also supply much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today.

You have received this document because you are a Cameco shareholder and are entitled to vote at our 2015 annual meeting of shareholders. Please remember to vote.

Cameco has been widely recognized for excellence in corporate governance and best practices in building and sustaining shareholder value
•	winner of the 2014 New York Stock Exchange inaugural leadership award for exemplary CD&A disclosure by a compensation committee
•	our best-ever ranking of 8th in the Globe and Mail Board Games in 2014, a governance ranking of 247 Canadian issuers
•	two-time winner of the Governance Gavel award from the Canadian Coalition for Good Governance:
• 2009: Best disclosure for approach to executive compensation
• 2010: Best disclosure of board governance practices and director qualifications for governance

TSX:	CCO	Cameco Corporation 2121-11th Street West Saskatoon, Saskatchewan S7M 1J3
NYSE:	CCJ
cameco.com

 Letter to shareholders

 Dear fellow shareholder,

On behalf of Cameco’s board of directors, I am pleased to invite you to the 2015 annual meeting of shareholders.

The meeting will be held on Friday, May 22, 2015 in Saskatoon, and you can read about each item of business in the management proxy circular, which begins on page 4.

The circular also provides important information about voting your shares, the nominated directors, our governance practices and director and executive compensation. The report by the chair of the human resources and compensation committee (see page 50) gives important insights into the nuclear industry, executive compensation at Cameco and decisions by the committee and board on executive pay for 2014.

The board has worked diligently over the past year to oversee Cameco’s affairs and work with management on the company’s strategic direction, with a focus on achieving steady progress on Cameco’s four measures of success. Similar to 2013, the board’s priorities included strategic focus and value creation, risk oversight and board governance because they are fundamental to Cameco’s future growth and success.

Strategic focus

We address corporate strategy at every regular board meeting and work with the management team to ensure the strategy addresses the near- and medium-term challenges in the nuclear industry and positions Cameco to benefit from the strong demand we anticipate over the long term. This focus has resulted in an adjustment to Cameco’s growth plans to better match market opportunities that we believe will position Cameco to deliver the best value to shareholders.

Risk oversight

Strong risk oversight is also important. Management provides quarterly updates on all our risks and regularly presents to the board and committees on our top-tier risks, resulting in a deeper analysis of our significant risks. We also dedicated time this past year to a board workshop on evaluating risk appetite and tolerance. All of this work has helped the board develop a solid understanding of Cameco’s key risks, and we plan to continue our emphasis on risk oversight into 2015.

Sound governance

We also devoted considerable time to having a strong and diverse board to carry out our duties and responsibilities. We implemented a board diversity policy in early 2014 and undertook a rigorous review of our skills matrix to make sure we assemble the right mix of skills, experience and qualities, and achieve gender balance (see page 28).

We implemented a tenure policy that includes term limits to support ongoing refreshment and renewal of the board (see page 27) and a rotation policy for committee chair and member assignments. Our goal in implementing these new policies on a staggered basis is to balance the need for board renewal with continuity of knowledge and experience.

2014 HIGHLIGHTS

Despite challenging market conditions, Cameco performed well in 2014, exceeding its production guidance, delivering on its financial guidance and achieving record annual revenue from its uranium segment.

Annual revenue of $2.4 billion	Started up the Cigar Lake mine and produced 340,000 lbs of packaged uranium concentrate (100% basis)	Record average realized uranium price of $52.37 ($Cdn)

LETTER TO SHAREHOLDERS    1

We conduct annual board assessments to increase the effectiveness of the board, committees and individual directors. In 2014 we implemented an independent third-party director assessment process to augment these annual assessments. The first third-party review will take place in 2017 (see page 34).

All members of the board are Cameco shareholders and we continue to build our equity ownership. In 2014, we increased the share ownership requirement for directors to highlight its importance and reinforce our commitment to our role as directors.

Looking ahead

Despite the prolonged weakness in the uranium market and downward pressure on Cameco’s share price toward year-end, we remain confident of a bright future and strong growth for both Cameco and the nuclear industry.

This year we have 11 candidates who have been nominated for election to the board, all of whom currently serve as directors. Three of the nominees (27%) are women.

Two of our current directors are retiring this year. On behalf of the board, I want to thank Victor Zaleschuk and Joe Colvin for their wisdom, judgment and contributions over many years of service. The board benefited from Victor’s vast experience in the resource sector, and he served as our board chair for 10 of his 14 years as a Cameco director. Joe completes 15 years on the Cameco board, and brought extensive knowledge and understanding of the nuclear industry. He served as chair of the safety, health and environment committee for 14 years.

Please take some time to read the attached management proxy circular and decide how you want to vote your shares. Your vote is important.

The board and management thank you for your continued confidence, and we look forward to seeing you on May 22, 2015.

Sincerely,

Neil McMillan
Chair of the board
Cameco Corporation

2014 AWARDS
—	Top 100 Employers in Canada (Mediacorp)	—	Canada’s Top Employers for People over 40 (Mediacorp)

—	Saskatchewan’s Top Employers	—	Environmental and Social Responsibility Award (Prospectors and Developers Association of Canada)
—	Canada’s Best Diversity Employers (Mediacorp)

—	Canada’s Top Employers for Young People (Mediacorp)	—	Supply Chain Management Association Sustainability Award

2    CAMECO CORPORATION

  Notice of our 2015 annual meeting of shareholders

 You are invited to our 2015 annual meeting:

 When

Friday, May 22, 2015

10 a.m. CST

Where

Cameco Corporation

2121 - 11th Street West

Saskatoon, Saskatchewan

Your vote is important

If you held Cameco common shares on March 24, 2015, you are entitled to receive notice of and to vote at this meeting.

You can vote in person at the meeting or by proxy.

See pages 5 through 10 of the attached management proxy circular for information about what the meeting will cover, who can vote and how to vote.

By order of the board of directors,

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 8, 2015

FOR MORE INFORMATION

Read about the business of the meeting beginning on page 5 of the attached management proxy circular.
The deadline for submitting a shareholder proposal for our 2016 annual meeting is January 11, 2016 and we require advance notice for nominating directors (see page 93 for details).
Access our 2014 annual report and other documents online:
—	cameco.com
—	sedar.com (SEDAR)
—	sec.gov/edgar.shtml (EDGAR)
See page 93 for more information.

TOTAL COMMON SHARES OUTSTANDING

395,792,522	December 31, 2014
395,792,522	March 9, 2015
CST Trust Company is our transfer agent and registrar (see page 10 for details).

NOTICE OF 2015 ANNUAL MEETING OF SHAREHOLDERS    3

Management proxy circular

You have received this circular because you owned Cameco common shares on March 24, 2015. Management is soliciting your proxy for our 2015 annual meeting of shareholders.

As a shareholder, you have the right to attend the annual meeting of shareholders on May 22, 2015 and to vote your shares in person or by proxy.

The board of directors has approved the contents of this document and has authorized us to send it to you. We have also sent a copy to each of our directors and to our auditors.

Your package may also include our 2014 annual report (if you requested a copy or one was otherwise required to be sent to you). This information is also available on our website (cameco.com).

THINGS TO NOTE

Key terms in this document
— you and your refer to the shareholder
— we, us, our and Cameco mean Cameco Corporation
— shares and Cameco shares mean Cameco’s common shares, unless indicated otherwise
— all dollar amounts are in Canadian dollars, unless indicated otherwise
— information is as of March 9, 2015, unless indicated otherwise.
Your vote is important
This circular describes what the meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or voting in person at the meeting.

To encourage you to vote, Cameco employees or representatives of Kingsdale Shareholder Services (Kingsdale) may contact you. If you have any questions or need more information about voting your shares, call Kingsdale at 1.888.518.1558 (toll free in North America) or 416.867.2272 (collect calls accepted) outside of North America. Or send an email to contactus@kingsdaleshareholder.com.

We are paying Kingsdale approximately $47,500 for their services.

4    CAMECO CORPORATION

   About our shareholder meeting

You can vote on items of Cameco business, receive an update on the company, meet face to face with management and interact with our board of directors.

We require majority approval on the items of business, except for the election of directors (see Our policy on majority voting on page 11).

The board, on the recommendation of the audit and finance committee, has proposed that KPMG LLP (KPMG) be reappointed as our auditors until the end of our next annual meeting. KPMG, or its predecessor firms, have been our auditors since we incorporated. You can vote for reappointing KPMG, or you can withhold your vote.

KPMG provides us with three types of services:

•  audit services — generally relate to the audit and review of annual and interim financial statements and notes, conducting the annual audits of affiliates, auditing our internal controls over financial reporting and providing other services that may be required by regulators. These may include services for registration statements, prospectuses, reports and other documents that are filed with securities regulators, or other documents issued for securities offerings.

•  audit-related services — include advising on accounting matters, attest services not directly linked to the financial statements that are required by regulators and conducting audits of employee benefit plans.

•  tax services — relate to tax compliance and tax advice that are beyond the scope of the annual audit. These include reviewing transfer-pricing documentation and correspondence with tax authorities, preparing corporate tax returns, and advice on international tax matters, tax implications of capital market transactions and capital tax.

The table below shows the fees we paid to KPMG and its affiliates for services in 2013 and 2014. The board has invited a representative of KPMG to attend the meeting.

We recommend you vote for reappointing KPMG as our auditors.

WE NEED A QUOROM

We can only hold the meeting and transact business if we have a quorum at the beginning of the meeting — when the people at the meeting hold, or represent by proxy, at least 25% of our total common shares issued and outstanding.

Business of the meeting

1. DIRECTORS

You will elect 11 directors to our board to serve for a term of one year. All of the nominated directors currently serve on the board. You can vote for all of the nominated directors, vote for some of them and withhold votes for others, or withhold votes for all of them (see page 11).

The director profiles starting on page 12 tell you about their background and experience and membership on Cameco board committees.

We recommend you vote for all of the nominated directors.

2. AUDITORS

You will vote on reappointing the auditors. Auditors reinforce the importance of a diligent and transparent financial reporting process. They strengthen investor confidence in our financial reporting.

	2014 ($)	% OF TOTAL FEES (%)	2013 ($)	% OF TOTAL FEES (%)
Audit fees
Cameco	1,743,300	48.7	1,443,700	45.9
Subsidiaries	798,900	22.4	879,500	28.0
Total audit fees	2,542,200	71.1	2,323,200	73.9

Audit-related fees
Translation services	178,500	5.0	67,200	2.1
Pensions and other	177,800	5.0	104,300	3.3
Total audit-related fees	356,300	10.0	171,500	5.4

Tax fees
Compliance	307,800	8.6	252,500	8.0
Planning and advice	367,400	10.3	398,600	12.7
Total tax fees	675,200	18.9	651,100	20.7

All other fees	–	–	–	–

Total fees	3,573,700	100.0	3,145,800	100.0

2015 MANAGEMENT PROXY CIRCULAR    5

FINANCIAL STATEMENTS	MORE ABOUT ‘SAY ON PAY’

Your package includes our 2014 annual report (which includes our consolidated financial statements for the year ended December 31, 2014 and the auditors’ report) if you requested a copy or one was otherwise required to be sent to you. You can also download a copy from our website (cameco.com/invest/financial-information).

3. ‘SAY ON PAY’

You will vote on our approach to executive compensation as disclosed in this circular. This is a non-binding advisory vote that will provide the board and the human resources and compensation committee with important feedback.

We introduced ‘say on pay’ in 2010 and have held an advisory vote every year since. We continue to monitor developments in executive compensation and evolving best practices to make sure our programs and decisions are appropriate. We do a comprehensive risk assessment of our executive compensation program every three years. Preliminary work has started for the review in 2015.

You can write to the board or committee chair about your views on executive compensation. See page 23 for details on our accessible board.

The board believes it is important for shareholders to have a timely and effective way to provide input on this matter. This is the sixth year that shareholders will have an opportunity to have a ‘say on pay’.

The board and the human resources and compensation committee discussed last year’s results and the trend since 2010 on shareholders’ views on our approach to executive compensation. These discussions provided important background information and insights for our 2014 compensation review and our ongoing efforts to encourage dialogue and outreach with shareholders generally (see page 23).

Following this year’s vote, the board will again examine the level of interest and nature of shareholder comments and evolving best practices by other companies.

Please take some time to read about our compensation strategy and how we assess performance, make compensation decisions and manage compensation risk (see page 55 and pages 61 through 72).

Vote for or against our approach to executive compensation by voting on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2015 annual meeting of shareholders.

We recommend you vote for our approach to executive compensation.

OTHER BUSINESS

We did not receive any shareholder proposals for this meeting, and are not aware of any other items of business to be considered at the meeting.

If other items of business are properly brought before the meeting, you (or your proxyholder) can vote as you see fit.

Voting results

We will disclose the voting results on the items of business in our report on the 2015 annual meeting voting results, available on our website (cameco.com/invest/events-presentations/2015- annual-meeting-of-shareholders) and on SEDAR.

6    CAMECO CORPORATION

   Who can vote

We have common shares and one class B share, but only holders of our common shares have full voting rights.	WHY RESIDENCY IS IMPORTANT

If you held common shares at the close of business on March 24, 2015 (the record date), you or the person you appoint as your proxyholder can attend the annual meeting and vote your shares. Each Cameco common share you own represents one vote, except where ownership and voting restrictions apply.

As of March 9, 2015, we had 395,792,522 common shares issued and outstanding.

Ownership and voting restrictions

There are restrictions on owning, controlling and voting Cameco common shares whether you own the shares as a registered shareholder, hold them beneficially, or control your investment interest in Cameco directly or indirectly. These are described in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) and our company articles.

The following is a summary of the limitations listed in our company articles. See Appendix A on page 94 for the definitions in the ENL Reorganization Act, including definitions of resident and non-resident.

RESIDENTS

A Canadian resident, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 25% of the total votes that can be cast to elect directors.

NON-RESIDENTS

A non-resident of Canada, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 15% of the total votes that can be cast to elect directors.

VOTING RESTRICTIONS

All votes cast at the meeting by non-residents, either beneficially or controlled directly or indirectly, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total shareholder votes cast at the meeting.

Cameco shares have restrictions on ownership and voting for residents and non-residents of Canada. Ownership restrictions were put in place so that Cameco would remain Canadian controlled. The uranium mining industry has restrictions on ownership by non-residents.

A non-resident is:

•  an individual, other than a Canadian citizen, who is not ordinarily resident in Canada

•  a corporation

•  that was incorporated, formed or otherwise organized outside Canada, or

•  that is controlled by non-residents, either directly or indirectly

•  a trust

•  that was established by a non-resident, other than a trust for the administration of a pension fund for individuals where the majority of the individuals are residents or

•  where non-residents have more than 50% of the beneficial interest

•  a foreign government or foreign government agency.

Anyone not included in the above description of non-resident is considered a resident. Residents can be individuals, corporations, trusts and governments or government agencies.

RESIDENCY DECLARATIONS

We require shareholders to declare their residency, ownership of Cameco shares, and other things relating to the restrictions, so we can verify compliance with the ownership and voting restrictions on our shares.

Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of non-registered shareholders need to make the declaration on their behalf.

If you own the shares in your name, you will need to complete the residency declaration on the enclosed proxy form. Copies will be available at the meeting if you are planning to attend the meeting. If we do not receive your residency declaration, we may consider you to be a non-resident of Canada.

The chair of the meeting may ask shareholders and their nominees for additional information to verify compliance with our ownership and voting restrictions. The chair of the meeting will use the declarations and other information to decide whether our ownership restrictions have been complied with.

2015 MANAGEMENT PROXY CIRCULAR    7

ENFORCEMENT
The company articles allow us to enforce the ownership and voting restrictions by:
•	suspending voting rights
•	forfeiting dividends
•	prohibiting the issue and transfer of Cameco shares
•	requiring the sale or disposition of Cameco shares
•	suspending all other shareholder rights.
Principal holders of common shares
Based on Schedule 13G filings made with the US Securities Exchange Commission, our principal holders of common shares as of December 31, 2014 are:
•	BlackRock, Inc. of New York, NY – held 24,338,452 common shares (including its subsidiaries), or approximately 6.1% of our total common shares outstanding
•	Wellington Management Group LLP of Boston, MA – held 21,120,750 common shares (including its subsidiaries), or approximately 5.3% of our total common shares outstanding.

Management is not aware of any other shareholder who holds 5% or more of our common shares.
Our class B share
The province of Saskatchewan holds our one class B share. This entitles the province to receive notices of and attend all meetings of shareholders, for any class or series.
The class B shareholder can only vote at a meeting of class B shareholders, and votes as a separate class if there is a proposal to:
•	amend Part 1 of Schedule B of the articles, which states that:
• Cameco’s registered office and head office operations must be in Saskatchewan
• the vice-chairman of the board, chief executive officer (CEO), president, chief financial officer (CFO) and generally all of the senior officers (vice-presidents and above) must live in Saskatchewan
• all annual meetings of shareholders must be held in Saskatchewan
•	amalgamate, if it would require an amendment to Part 1 of Schedule B, or
•	amend the articles in a way that would change the rights of class B shareholders.

HOW CAMECO WAS FORMED

Cameco Corporation was formed in 1988 by privatizing two Crown corporations, combining the uranium mining and milling operations of Saskatchewan Mining Development Corporation and the uranium mining, refining and conversion operations of Eldorado Nuclear Limited.

Cameco received these assets in exchange for:
• assuming substantially all of the current liabilities and certain other liabilities of the two companies
• issuing common shares
• issuing one class B share
• issuing promissory notes.
The company was incorporated under the Canada Business Corporations Act.
You can find more information about our history in our most recent annual information form, which is available on our website (cameco.com/investors).

QUESTIONS?

If you have questions about voting, completing the proxy form or residency declaration, or about the meeting in general, please contact our proxy solicitation agent, Kingsdale Shareholder Services.
Phone: 1.888.518.1558 (toll free within North America) 1.416.867.2272 (collect from outside North America) Email contactus@kingsdaleshareholder.com.

8    CAMECO CORPORATION

   How to vote

You can vote by proxy, or you can attend the meeting and vote your shares in person.

Voting by proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote for you (called your proxyholder).

Tim Gitzel, president and CEO of Cameco, or in his absence Sean Quinn, senior vice-president, chief legal officer and corporate secretary (the Cameco proxyholders), have agreed to act as proxyholders to vote your shares at the meeting according to your instructions. Or, you can appoint someone else to represent you and vote your shares at the meeting.

If you appoint the Cameco proxyholders but do not tell them how you want to vote your shares, your shares will be voted:

— for electing each nominated director

— for appointing KPMG LLP as auditors

— for the advisory vote on our approach to executive

   compensation.

If for any reason a nominated director becomes unable to serve, the Cameco proxyholders have the right to vote for another nominated director at their discretion, unless you have indicated that you want to withhold your shares from voting on the election of directors.

If there are amendments or other items of business that properly come before the meeting, your proxyholder can vote on each matter as he or she sees fit, as permitted by law, whether or not it is a routine matter, an amendment or contested item of business.

ARE YOU A REGISTERED OR A NON-REGISTERED SHAREHOLDER?

You are a registered shareholder if your name appears on your share certificate.

You are a non-registered (beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder. Many of our shareholders are non-registered shareholders.

The voting process is different depending on whether you are a registered or non-registered shareholder (see below for details).

WAYS TO VOTE BY PROXY

Registered shareholders can vote in one of four ways.

1 On the internet

Go to cstvotemyproxy.com and follow the instructions on screen. You will need your 13-digit control number, which appears below your name and address on your proxy form.

2 By fax

Complete the enclosed proxy form, including the residency declaration, sign and date it and fax both pages of the form to:

CST Trust Company

Attention: Proxy department

1.866.781.3111 (toll free within North America)

1.416.368.2502 (from outside North America)

3 By mail

Complete your proxy form, including the residency declaration, sign and date it, and send it to our transfer agent in the envelope provided or to the following address:

CST Trust Company

Attention: Proxy department

P.O. Box 721

Agincourt, Ontario M1S 0A1

4 By appointing someone else to attend the meeting and vote your shares for you

Print the name of the person you are appointing as your proxyholder in the space provided. This person does not need to be a shareholder.

Make sure your appointee is aware and attends the meeting for you as your vote will not be counted unless this person attends. Your proxyholder will need to check in with a CST Trust Company representative when they arrive at the meeting.

Non-registered shareholders: Submit your voting instructions by following the instructions on the enclosed voting instruction form. In most cases, you can send your voting instructions via the internet or by fax or mail.

Send your completed proxy form right away.

Make sure you allow enough time for it to reach our transfer agent if you are sending it by mail. CST Trust Company must receive your proxy voting instructions before 10 a.m. CST on Wednesday, May 20, 2015 for it to be valid.

Non-registered shareholders: Submit your voting instructions right away to give your nominee enough time to receive them and send them to our transfer agent in time for the meeting. Your nominee will likely need to receive instructions from you at least one business day before Wednesday, May 20, 2015.

2015 MANAGEMENT PROXY CIRCULAR    9

If the meeting is postponed or adjourned, CST Trust Company must receive your voting instructions at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the reconvened meeting.

If you are an administrator, trustee, attorney or guardian for a person who beneficially holds or controls Cameco shares, or an authorized officer or attorney acting on behalf of a corporation, estate or trust that beneficially holds or controls our common shares, follow the instructions on the proxy form.

The notice can be from you or your attorney, if they have your written authorization. If the shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

The chair of the meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for the receipt of proxy voting instructions without notice.

VOTING IN PERSON

Do not complete the enclosed proxy form if you are a registered shareholder and want to vote in person. Your vote will be taken and counted at the meeting.

Non-registered shareholders: If you want to vote in person at the meeting, follow the instructions on the enclosed voting instruction form to appoint yourself as proxyholder, or to appoint someone else to attend the meeting and vote for you.

If you appoint yourself or someone other than the Cameco proxyholders and do not specify how your shares are to be voted, you or your appointee will have full discretionary authority to vote at the meeting.

If you change your mind

If you change your mind about how you want to vote your shares, you can revoke your proxy or voting instructions. Instructions provided on a proxy form or voting instruction form with a later date, or at a later time if you are voting on the internet, will revoke any prior instructions.

Any new instructions will only take effect if they are received by CST Trust Company before 10 a.m. CST on Wednesday, May 20, 2015. If the meeting is postponed or adjourned, CST Trust Company must receive your new voting instructions at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the meeting is reconvened for your new voting instructions to be valid. If you are a registered shareholder, you can revoke your proxy without providing new voting instructions by:

—	sending a notice in writing to the corporate secretary at Cameco, at 2121 - 11th Street West, Saskatoon, Saskatchewan S7M 1J3, so he receives it by 5 p.m. CST on Thursday, May 21, 2015. If the meeting is postponed or adjourned, the corporate secretary must receive the notice by 5 p.m. CST on the day before the meeting is reconvened.
—	giving a notice in writing to the chair of the meeting before the start of the meeting.
—	responding in any other manner permitted by law.

Non-registered shareholders: Contact your nominee if you need help providing new voting instructions, if you want to revoke your voting instructions (without giving new instructions) or you want to vote in person instead.

VOTING RESULTS

CST Trust Company, our transfer agent and registrar, receives the votes and counts them on our behalf.

We report on voting results shortly after the meeting. Go to cameco.com/invest/events-presentations/2015-annual-meeting-of-shareholders or sedar.com following the meeting to see the voting results.

10    CAMECO CORPORATION

   About the nominated directors

Our board of directors is responsible for overseeing management and our business affairs. As shareholders, you elect the board to act in the best interests of Cameco.

This year the board has nominated 11 directors. They all currently serve on the board and have agreed to stand for re-election:

Ian Bruce	Tim Gitzel
Daniel Camus	James Gowans
John Clappison	Nancy Hopkins
James Curtiss	Anne McLellan
Donald Deranger	Neil McMillan
Catherine Gignac

Directors who are elected will serve until the end of the next annual meeting, or until a successor is elected or appointed.

You can vote for all of the nominated directors, vote for some of them and withhold votes for others, or withhold votes for all of them. Unless otherwise instructed, the named proxyholders will vote for each of the nominated directors (see pages 12 to 17 for details).

The director profiles tell you about each of them, including their qualifications, background, experience, committee membership, meeting attendance and voting results.

WHERE TO FIND IT

• Director profiles	12
• Meeting attendance	18
• Director development	19
• About the board	26

OUR POLICY ON MAJORITY VOTING

Under corporate law, a nominated director can be elected with a single for vote, no matter how many votes were withheld.

We adopted a majority voting policy in 2006 to govern the election of directors in an uncontested election (where the number of nominated directors equals the number of board positions). It requires each director to receive a majority of for votes in order to be elected.

Any director who receives more withhold than for votes, in an uncontested election must offer to resign immediately.

Our nominating, corporate governance and risk committee will review the voting result and recommend to the board whether to accept the resignation or not. Unless there are exceptional circumstances, the committee and the board will accept the resignation and it will take effect when accepted by the board. The resigning director does not participate in any board or committee deliberations on the matter.

The board will announce its decision within 90 days of the meeting. If it rejects the resignation, it will explain why. If it accepts the resignation, it may appoint a new director to fill the vacancy.

2015 MANAGEMENT PROXY CIRCULAR    11

Director profiles

The following pages tell you about each nominated director as of March 9, 2015, including their background, experience and memberships on other public company boards. Nine of the 11 nominated directors (82%) are independent.

The profiles include the voting results for each director at last year’s annual meeting and information about their meeting attendance in 2014. Each director has provided the information about the Cameco shares they own or exercise control or direction over. Their holdings of Cameco shares and deferred share units (DSUs) is as of December 31, 2014.

Non-executive directors receive part of their compensation in DSUs, aligning the interests of our directors and shareholders. We calculated the total value of their shares and DSUs below using $19.05 for 2014 and $22.04 for 2013, the year-end closing prices of Cameco shares on the Toronto Stock Exchange (TSX). All non-executive directors are in compliance with our share ownership guidelines for directors. Tim Gitzel is our only executive director, and he does not receive DSUs or any other director compensation.

When reviewing compliance, we value each director’s holdings at the price they were acquired or the year-end closing price of Cameco shares on the TSX, whichever is higher, in accordance with our share ownership guidelines.

DIRECTOR SHARE OWNERSHIP

We increased our share ownership requirements for directors and the board chair from three times to four times their annual retainer in 2014 (see page 46).

Directors continued to build their share ownership in 2014 and each director increased the number of Cameco DSUs and/or shares held.

See page 48 for the proportion of the total retainer that each non-executive director received in DSUs in 2014.

Neil McMillan (63) | Chair of the board (since May 2013) | Independent
Neil McMillan is the former president and CEO of Claude Resources Inc., a Saskatchewan-based gold mining company. Neil previously served on the board of Atomic Energy Canada Ltd., a Canadian government nuclear reactor production and services company.

Neil holds a bachelor of arts degree from the University of Saskatchewan, and is a former member of the Saskatchewan legislature. Neil’s CEO experience gives the board access to a ground level view of many of the daily mining risks and opportunities faced by Cameco. His background as an investment adviser and legislator, and his knowledge of the political and business environment in Saskatchewan, are valuable when the board is reviewing investment opportunities. In addition to his extensive experience as a senior executive, he has served on the compensation and audit committees of other public company boards and served two years on Cameco’s human resources and compensation committee. Neil served as a director of Philom Bios Inc. from 1997 to 2003 and as a director of Claude Resources Inc. from 1995 to 2014.

2014 VOTING RESULTS		2014 ATTENDANCE

	BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL*

99.0% for	Board of directors (chair)	6 of 6	5 of 5	100%
1.0% withheld

Director since 2002 Saskatoon, SK Canadian Experience • CEO experience • Executive compensation • Government relations • Investment industry • Mining • Risk management	* As board chair, Neil also attended 27 committee meetings in an ex-officio capacity.
OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

	Shore Gold Inc.		Audit, Compensation
SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	In compliance with ownership guidelines

	2014 2013 Change	600 600 –	49,959 44,842 5,117	50,559 45,442 5,117	963,149 $1,001,542 $(38,393)	Yes (as he has until May 2018 to acquire additional shares and DSUs to meet his new target)

Options held: nil

12    CAMECO CORPORATION

Director since 2012 Calgary, AB	Ian Bruce (61) | Independent
	Ian Bruce is the former co-chairman of the board of Peters & Co. Limited, an independent investment dealer, where he served as vice chairman, president and CEO, and CEO and co-chairman.

Ian is a fellow of the Chartered Professional Accountants of Alberta, a recognized Specialist in Valuation under Canadian CPA rules, and has his Corporate Finance Specialist designation in Canada and the UK. He is a past member of the Expert Panel on Securities Regulation for the Minister of Finance of Canada. Ian is also a past board member and chair of the Investment Industry Association of Canada.

In addition to the public company boards listed below, Ian is a director of the private companies Laricina Energy Ltd., Pumpwell Solutions Ltd. and TriAxon Oil Corp. He was a director of the public company Hardy Oil & Gas plc from 2008 to 2012.

	2014 VOTING RESULTS				2014 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	99.2% for	Board of directors	6 of 6	5 of 5	100%
	0.8% withheld	Audit and finance	6 of 6	2 of 2	100%
		Human resources and compensation	4 of 4		100%
		Reserves oversight	3 of 3		100%
		Safety, health and environment	1 of 1		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Canadian Experience		Logan International Inc. Northern Blizzard Resources Inc.		Audit Lead director, Audit (chair), Compensation
— — — — —	CEO experience Finance Investment banking Mergers and acquisitions Risk management	SECURITIES HELD

		Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	In compliance with ownership guidelines

		2014	75,000	13,118	88,118	$1,678,648	Yes
		2013	75,000	7,913	82,913	$1,827,406
		Change	–	5,205	5,205	$(148,758)

		Options held: nil

Daniel Camus (62) | Independent
Daniel Camus is the CFO of the humanitarian finance organization, The Global Fund to Fight AIDS, Tuberculosis and Malaria. He is the former group CFO and head of strategy and international activities of Electricité de France SA (EDF). Based in France, EDF is an integrated energy operator active in the generation (including nuclear generation), distribution, transmission, supply and trading of electrical energy with international subsidiaries.

Daniel holds a PhD in Economics from Sorbonne University, and an MBA in finance and economics from the Institute d’Études Politiques de Paris. Over the past 25 years, he has held various senior roles with the Aventis and Hoechst AG Groups in Germany, the US, Canada and France. He has been chair of several audit committees and brings to Cameco’s board his experience in human resources and executive compensation through his senior executive roles at international companies where he worked on business integrations in Germany, the US, Canada and France.

2014 VOTING RESULTS				2014 ATTENDANCE

	BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

92.2% for	Board of directors	6 of 6	5 of 5	100%
7.8% withheld	Audit and finance	6 of 6	2 of 2	100%
	Human resources and compensation	5 of 5	1 of 1	100%
	Safety, health and environment	5 of 5		100%
OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Director since 2011 Geneva, Switzerland Canadian and French		Morphosys AG, Munich* Valeo SA, Paris Vivendi SA, Paris SGL Carbon AG, Wiesbaden		Audit (chair) Audit and risks (chair) Audit (chair) Nomination, Strategy/technology

Experience		* Daniel retires from the board of Morphosys AG on May 8, 2015.
— — — — — — —	Electricity industry Executive compensation Finance International Mergers and acquisitions Nuclear industry Risk management	SECURITIES HELD

		Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	In compliance with ownership guidelines

		2014	–	39,012	39,012	$743,179	Yes
		2013	–	26,277	26,277	$579,143
		Change	–	12,735	12,735	$164,036

		Options held: nil

2015 MANAGEMENT PROXY CIRCULAR    13

Director since 2006 Toronto, ON Canadian	John Clappison (68) | Independent
	John Clappison is the former managing partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP, where he spent 37 years. He is a fellow of the Chartered Professional Accountants of Ontario.
	In addition to his extensive financial experience, John brings to Cameco’s board his experience in human resources, risk management, executive compensation and international business as a senior member of the PwC executive team. He is also a former member of the compensation committee at Canadian Real Estate Investment Trust.
	In addition to the public company boards listed below, John serves as a director of the private company, Summitt Energy Holdings GP Inc. and was a director of the public companies Inmet Mining Corporation from 2010 to 2013 and Canadian Real Estate Investment from 2007 to 2011. He is actively involved with the Face the Future Foundation, the Shaw Festival Theatre Endowment Foundation and the Corporation of Roy Thomson Hall and Massey Hall Foundation. John also serves as a member of the CFO of the Year selection committee.
	2014 VOTING RESULTS				2014 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	99.4% for	Board of directors	6 of 6	5 of 5	100%
	0.6% withheld	Audit and finance (chair)	6 of 6	2 of 2	100%
		Nominating, corporate governance and risk	5 of 5		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Experience		Rogers Communications Inc. Sun Life Financial Inc.	Audit (chair), Pension, Corporate governance Risk review (chair), Audit
— — — — —	Finance Risk management Corporate governance Executive compensation International	SECURITIES HELD

		Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	In compliance with ownership guidelines

		2014	4,200	35,699	39,899	$760,076	Yes
		2013	4,200	30,802	35,002	$771,444
		Change	–	4,897	4,897	$(11,368)

		Options held: nil

Director since 1994 Wagener, SC, USA American	James Curtiss (61) | Independent
	James Curtiss has been the principal of Curtiss Law since 2008. Prior to this, he was a partner with the law firm Winston & Strawn LLP in Washington, DC, where he concentrated on energy policy and nuclear regulatory law. He was a commissioner with the US Nuclear Regulatory Commission from 1988 to 1993.
	James received a bachelor of arts and a juris doctorate from the University of Nebraska. He is a frequent speaker at nuclear industry conferences and has spoken on topics such as licensing and regulatory reform, advanced reactors and fuel cycle issues. He brings his legal experience in this field to the board. In addition to his extensive energy and nuclear regulatory experience as a lawyer, he has served on our human resources and compensation committee for the past 15 years and as the committee chair since 2002. James is a director of the private company, Baltimore Gas and Electric, and served on the board of Constellation Energy Group from 1994 to 2012. He is also a director of the Citizens for Nuclear Technology Awareness.
	2014 VOTING RESULTS				2014 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE	IN PERSON	TELECONFERENCE	OVERALL

	92.9% for	Board of directors	6 of 6	5 of 5	100%
	7.1% withheld	Human resources and compensation (chair)	5 of 5	1 of 1	100%
		Nominating, corporate governance and risk	5 of 5		100%

	Other public company boards and committee memberships: none

Experience
— — — — —	Executive compensation Government relations Legal Nuclear industry Risk management	SECURITIES HELD

		Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	In compliance with ownership guidelines

		2014	17,321	110,059	127,380	$2,426,589	Yes
		2013	17,321	108,028	125,349	$2,762,698
		Change	–	2,031	2,031	$(336,109)

		Options held: nil

14    CAMECO CORPORATION

Director since 2009 Prince Albert, SK Canadian	Donald Deranger (59) | Not independent
	Donald Deranger is an advisor to the Athabasca Basin Development Corporation and non-executive chair of the board of Points Athabasca Contracting Limited Partnership, a northern Saskatchewan aboriginal contractor, which does business with Cameco. He is the past president of Learning Together, a non-profit aboriginal organization that works to build relationships with the mining industry and continues to assist in an ex-officio capacity. He was the Athabasca Vice Chief of the Prince Albert Grand Council from 2003 to 2012. Donald also serves as a director of the Tazi Twe Hydroelectric Project and Sylvia Fedorchuk Centre for Nuclear Innovation.
	An award-winning leader in the Saskatchewan aboriginal community, Donald brings to the board a deep understanding of the culture and peoples of northern Saskatchewan where our richest assets are located. Donald has not served on any other public company boards over the past five years.
	2014 VOTING RESULTS				2014 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	98.5% for	Board of directors	6 of 6	5 of 5	100%
	1.5% withheld	Reserves oversight	3 of 3		100%
		Safety, health and environment	5 of 5		100%
	Other public company boards and committee memberships: none

Experience
— — —	Aboriginal affairs First Nations governance Corporate governance	SECURITIES HELD

		Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	In compliance with ownership guidelines

		2014	–	24,710	24,710	$470,726	Yes (as he has until July
		2013	–	20,015	20,015	$441,135	2016 to acquire additional
		Change	–	4,695	4,695	$29,591	shares and DSUs to meet his new target)

		Options held: nil

Director since 2014 Mississauga, ON Canadian Experience — Mining, exploration and operations — Investment industry — Mineral resource estimation — Project value analysis	Catherine Gignac (53) | Independent

Catherine Gignac is the principal of Catherine Gignac & Associates since 2011. Formerly, she was a mining equity research analyst with NCP Northland Capital Partners from 2009 to 2011 and prior to that she held the same position with Wellington West Capital Markets. She has more than 30 years’ experience as a mining equity research analyst and geologist. She held senior positions with leading firms, including Merrill Lynch Canada, RBC Capital Markets, UBS Investment Bank and Dundee Capital Markets Inc. and Loewen Ondaatje McCutcheon Limited.

Catherine is a member of the CSA’s mining technical advisory and monitoring committee, the CFA Institute, the Mineral Resource Analyst Group, the Canadian Institute of Mining & Metallurgy and the Prospectors and Developers Association of Canada.

As an analyst she has covered the mining and minerals sector, including large and small cap companies with a focus on precious and base metal mining. She has extensive experience in project value analysis and mergers and acquisitions. Catherine served on the board of Azul Ventures Inc. from 2012 to 2013. She is actively involved with Crohn’s & Colitis Canada.

	2014 VOTING RESULTS				2014 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL*

	99.3% for	Board of directors	6 of 6	4 of 5	91%
	0.7% withheld	Audit and finance	4 of 4		100%
		Reserves oversight	2 of 2		100%
		Safety, health and environment	4 of 4		100%

	* Catherine was appointed to three committees in May 2014. She also attended 10 committee meetings from February through May as part of her director orientation.
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

	Corvus Gold Inc.	Board chair, Compensation, Corporate governance and nominating
	St. Andrew Goldfields Ltd.*	Audit, Sustainability (chair)
	Trevali Mining Corporation	Audit, Nominating and corporate governance, Sustainability
	* Catherine retires from the board of St. Andrew Goldfields Ltd. on May 13, 2015.

SECURITIES HELD

Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	In compliance with ownership guidelines

2014	3,000	4,318	7,318	$139,408	Yes (as she has until January 2021 to acquire additional shares and DSUs to meet her new target)

Options held: nil

2015 MANAGEMENT PROXY CIRCULAR    15

Director since 2011 Saskatoon, SK Canadian	Tim Gitzel (52) | President and CEO | Not independent
Tim Gitzel is president and CEO of Cameco since 2011. He was appointed president in 2010 and served as senior vice-president and COO from 2007 to 2010. Tim has 20 years of senior management experience in Canadian and international uranium activities. Prior to joining Cameco, he was executive vice president, mining business unit for AREVA in Paris, France, where he was responsible for global uranium, gold, exploration and decommissioning operations in 11 countries.
Tim received his bachelor of arts and law degrees from the University of Saskatchewan. He was appointed to the board of the Nuclear Energy Institute in 2011 and to The Mosaic Company board in October 2013. He served as chair of the World Nuclear Association from 2012 to 2014 and continues to serve as a member of the board. He is also a member of the Canadian Council of Chief Executives.
Tim is also past president of the Saskatchewan Mining Association, and has served on the boards of SaskEnergy Corporation, the Saskatchewan Chamber of Commerce and Junior Achievement of Saskatchewan. He was vice chair of the 2013 Memorial Cup Organizing Committee for the Canadian Junior Hockey Championships held in Saskatoon. Except for the public company listed below, Tim has not served on any other public company boards over the past five years.
	2014 VOTING RESULTS				2014 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	99.2% for	Board of directors	6 of 6	5 of 5	100%
0.8% withheld

OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Experience		The Mosaic Company	Audit, Corporate governance and nominating
— — — —	International Mining Nuclear industry Risk management	SECURITIES HELD

		Year	Cameco shares	PSUs*	RSUs	Total shares, PSUs and RSUs	Total value of shares, PSUs and RSUs**	In compliance with ownership guidelines

		2014	99,252	190,100	–	289,352	$5,512,156	See page 63 for the CEO
		2013	40,462	152,200	70,000	262,662	$5,789,070	ownership requirement (no
		Change	58,790	37,900	(70,000)	26,690	$(276,914)	requirement as a director)

		*	Tim’s 52,100 PSUs from 2012 vested on December 31, 2014, and were paid out on March 2, 2015. These 2012 PSUs, prior to any adjustment based on performance, are included in the PSU totals.
		**

Value of shares ($1,890,751) and PSUs ($3,621,405) are calculated using $19.05 for 2014, the year-end closing price of Cameco shares on the TSX. This is the total value of Tim’s accumulated shares and other equity-based holdings.

		Options held: See Incentive plan awards on page 84.

Director since 2009 Toronto, ON Canadian	James (Jim) Gowans (63) | Independent
	Jim Gowans is Co-President of Barrick Gold Corporation since July 2014. He was Executive Vice President and Chief Operating Officer of Barrick Gold Corporation from January to July 2014 and managing director of the Debswana Diamond Company in Botswana from 2011 to 2014. He is the former COO and chief technical officer of DeBeers SA (2010), and was the CEO of DeBeers Canada Inc. from 2006 to 2010. Prior to that, he was the senior vice-president and COO of PT Inco in Indonesia, a nickel producing company. Jim is the past chair of The Mining Association of Canada.
	Jim received a bachelor of applied science degree in mineral engineering from the University of British Columbia and attended the Banff School of Advanced Management. He has extensive mining knowledge and perspective on the importance of corporate social responsibility. His human resources experience includes a previous position as vice president, human resources at Placer Dome. Jim was a director of the public company PhosCan Chemical Corp. from 2008 to June 2014, and he served on its compensation committee for the full tenure.
	2014 VOTING RESULTS				2014 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	99.4% for	Board of directors	5 of 6	5 of 5	91%
	0.6% withheld	Reserves oversight (chair)	3 of 3		100%
		Safety, health and environment	5 of 5		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Experience		None
— — — —	CEO experience Executive compensation Mining and exploration International	SECURITIES HELD

		Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	In compliance with ownership guidelines

		2014	1,000	43,209	44,209	$842,181	Yes
		2013	1,000	35,301	36,301	$800,066
		Change	–	7,908	7,908	$42,115

		Options held: nil

16    CAMECO CORPORATION

Nancy Hopkins (60) | Independent
Nancy Hopkins, Q.C., is a partner with the law firm McDougall Gauley LLP in Saskatoon, where she concentrates on corporate and commercial law and merger and acquisition transactions. Nancy was chair of the board of governors of the University of Saskatchewan from 2010 to 2013, chair of the board of the Saskatoon Airport Authority from 2009 to 2012, and serves as a director and member of the human resources and compensation and audit committees of the Canada Pension Plan Investment Board. Nancy served on the compensation committee during her board service with both the Saskatoon Airport Authority and the University of Saskatchewan.
Nancy received her bachelor of commerce and laws degrees from the University of Saskatchewan, and is an honorary member of the Chartered Professional Accountants of Saskatchewan. She brings to the board extensive experience in the Saskatchewan business community, and her board experience with a wide range of respected organizations has provided her with a strong governance and compensation background and a wealth of knowledge. Nancy formerly served as the chair of our compensation committee. Nancy was a director of the public company Growthworks Canadian Fund Ltd. from 2003 to 2014.
	2014 VOTING RESULTS		2014 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	98.9% for	Board of directors	6 of 6	5 of 5	100%
Director since 1992 Saskatoon, SK Canadian	1.1% withheld	Audit and finance Nominating, corporate governance and risk (chair)	6 of 6 5 of 5	2 of 2	100% 100%

Experience • Corporate governance • Legal • Executive compensation • Risk management	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

	Growthworks Commercialization Fund Ltd.			Audit and valuation (chair)
SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	In compliance with ownership guidelines

	2014 2013 Change	38,500 38,500 –	25,843 22,946 2,897	64,343 61,446 2,897	$1,225,734 $1,354,266 $(128,532)	Yes

Options held: nil

Anne McLellan (64) | Independent

The Honourable Anne McLellan is a former Deputy Prime Minister of Canada and has held several senior cabinet positions, including federal Minister of Natural Resources, Minister of Health, Minister of Justice and Attorney General of Canada, and federal interlocutor of Métis and non-status Indians. Since leaving politics, she served as distinguished scholar in residence at the University of Alberta in the Alberta Institute for American Studies from 2006 to 2013 and is senior advisor in the national law firm Bennett Jones LLP. Anne will be installed as Chancellor of Dalhousie University in May 2015.

Anne holds a bachelor of arts degree and a law degree from Dalhousie University, and a master of laws degree from King’s College, University of London. She serves on the Royal Alexandra Hospital Foundation where she was chair from 2011 to 2013, and served on the board of Canadian Business for Social Responsibility from 2007 to 2011. In addition to her extensive experience in federal administration and policy, Anne served on the board of Nexen Inc. from 2006 to 2013 and as a member of its compensation committee. Anne also serves on the board of Agrium Inc. where she chairs the environmental, health and safety committee, and is a director of the Edmonton Regional Airport Authority, Canada’s fifth largest airport, where she formerly served as chair of the governance and compensation committee.
	2014 VOTING RESULTS		2014 ATTENDANCE

Director since 2006 Edmonton, AB Canadian Experience • Corporate social responsibility		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	93.4% for	Board of directors	6 of 6	5 of 5	100%
	6.6% withheld	Audit and finance Human resources and compensation Nominating, corporate governance and risk Safety, health and environment	3 of 3 5 of 5 5 of 5 4 of 4	2 of 2 1 of 1	100% 100% 100% 100%

• Executive compensation • Government relations	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

	Agrium Inc.		Audit, Health, safety and security
SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	In compliance with ownership guidelines

	2014 2013 Change	100 100 –	27,224 24,206 3,018	27,324 24,306 3,018	$520,522 $535,693 $(15,171)	Yes (as she has until July 2016 to acquire additional shares and DSUs to meet her new target)

Options held: nil

2015 MANAGEMENT PROXY CIRCULAR    17

Meeting attendance

We believe that an active board governs more effectively. We expect our directors to attend all board meetings, all of their committee meetings and the annual meeting of shareholders. Directors can participate by teleconference if they are unable to attend board and committee meetings in person. The board must have a majority of directors in attendance to hold a meeting and transact business.

The table below shows the number of meetings each director attended in 2014. The board and committees met in camera without management present at each meeting, and the independent directors met in camera once. The independent directors are indicated in the table below (see pages 24 and 26 for more about director independence).

As board chair, Neil McMillan is an ex-officio member of each board committee and attended 27 committee meetings. Board committees function separately from management, so Tim Gitzel, our president and CEO, is not a member of any board committee.

All directors attended the 2014 annual meeting.

See Our expectations for directors on page 27 for more information.

2014 MEETING ATTENDANCE
NAME	INDEPENDENT	BOARD		AUDIT AND FINANCE COMMITTEE		HUMAN RESOURCES AND COMPENSATION COMMITTEE		NOMINATING, CORPORATE GOVERNANCE AND RISK COMMITTEE		RESERVES OVERSIGHT COMMITTEE		SAFETY, HEALTH AND ENVIRONMENT COMMITTEE
Ian Bruce	Ö	11 of 11	100%	8 of 8	100%	4 of 4	100%			3 of 3	100%	1 of 1	100%
Daniel Camus	Ö	11 of 11	100%	8 of 8	100%	6 of 6	100%					5 of 5	100%
John Clappison	Ö	11 of 11	100%	8 of 8 (chair)	100%			5 of 5	100%
Joe Colvin	Ö	11 of 11	100%			6 of 6	100%					5 of 5 (chair)	100%
James Curtiss	Ö	11 of 11	100%			6 of 6 (chair)	100%	5 of 5	100%
Donald Deranger	X	11 of 11	100%							3 of 3	100%	5 of 5	100%
Catherine Gignac	Ö	10 of 11	91%	4 of 4	100%					2 of 2	100%	4 of 4	100%
Tim Gitzel	X	11 of 11	100%
James Gowans	Ö	10 of 11	91%							3 of 3 (chair)	100%	5 of 5	100%
Nancy Hopkins	Ö	11 of 11	100%	8 of 8	100%			5 of 5 (chair)	100%
Anne McLellan	Ö	11 of 11	100%	5 of 5	100%	6 of 6	100%	5 of 5	100%			4 of 4	100%
Neil McMillan	Ö	11 of 11 (chair)	100%	8 of 8	100%	6 of 6	100%	5 of 5	100%	3 of 3	100%	5 of 5	100%
Victor Zaleschuk	Ö	11 of 11	100%			6 of 6	100%	5 of 5	100%	3 of 3	100%
82% of the nominated directors are independent		Total # of meetings	11		8		6		5		3		5

18    CAMECO CORPORATION

Director development

Members of our board are knowledgeable about issues affecting our business, the nuclear industry, governance, compensation and related matters. We believe that our education program gives them additional knowledge to help them effectively oversee our affairs and stay abreast of important developments and issues within the context of our business.

ORIENTATION

Our orientation program familiarizes new directors with Cameco, the nuclear and uranium mining industries and what we expect of the board and committees. All new directors:

—	receive an educational manual with information about Cameco and the uranium and nuclear industries, including copies of our recent regulatory filings, financial statements, governance documents and key policies
—	attend a two-day nuclear industry seminar presented by management
—	participate in a round table discussion with the committee chair and appropriate management representatives for each committee they join.

All directors are welcome to attend the round table discussions and many take advantage of this opportunity to learn more about Cameco.

Existing directors who join new committees also participate in round table discussions, and are given a copy of the committee’s mandate and the minutes of its four most recent meetings.

In 2014, Catherine Gignac participated in round table discussions for the three committees she joined as a new director. Ian Bruce participated in a round table discussion for the human resources and compensation committee, which he joined in May.

CONTINUING EDUCATION

Directors enhance their understanding of our business throughout the year in several ways:

—	attend seminars provided by management that cover issues relating to key business decisions, strategic planning and enterprise risks
—	attend seminars on topics directors request
—	tour facilities we operate or other nuclear facilities
—	attend external conferences and seminars
—	meet with senior management at informal social gatherings.

The corporate secretary maintains a calendar of educational opportunities for the board members.

Educational needs of directors are identified through a self-assessment questionnaire, in individual meetings with the chair of the board and in board and committee meetings. We encourage directors to learn about issues related to the committees they are members of, and send them information about relevant webinars and other educational opportunities with management’s recommendations and comments.

We pay the fees and expenses for directors to attend applicable conferences and events. We updated our board education policy in October 2014 to provide clearer approval processes and budgets for directors’ attendance at conferences and events that are paid for by Cameco.

2014 DIRECTOR DEVELOPMENT	PRESENTED/HOSTED BY	ATTENDED BY

Audit and finance

New IFRS developments and non-GAAP financial indicators	Committee of Audit Chairs, Institute of Board of Directors (IFA)	Daniel Camus

Applying IFRS in the mining industry	Chartered Professional Accountants Canada (CPA) KPMG	Ian Bruce John Clappison	Nancy Hopkins

Enhancing audit committee oversight of the external auditor	BrightTALK	A. Anne McLellan

Audit committee meeting for members of financial institutions	PwC	John Clappison

Overcoming challenges in risk oversight	Canadian Audit Committee Network	John Clappison

Board oversight of major capital projects	Institute of Corporate Directors (ICD)	John Clappison(presenter)	Catherine Gignac

Audit quality	KPMG Audit Committee Institute	John Clappison

Audit committee symposium	Deloitte	John Clappison

Quarterly audit committee roundtable	NACD KPMG	Nancy Hopkins

2015 MANAGEMENT PROXY CIRCULAR    19

2014 DIRECTOR DEVELOPMENT	PRESENTED/HOSTED BY	ATTENDED BY

Compensation

NYSE compensation committee boot camp	NYSE Governance Services	James Curtiss (speaker)

Pay for performance, compensation risk assessment and the role of ISS	Meridian Compensation Partners	All directors

Human resources and compensation committee effectiveness	ICD	Anne McLellan

Calibrate risks and rewards	NACD	Anne McLellan

Economic and market

Macro topics energy conference	Peters & Co.	Ian Bruce

A behind the scenes look at the monetary and financial system, global bond markets, hedge funds and regulators	Glenn Hadden Partner & Portfolio Manager Alphadyne Assessment Management	Catherine Gignac

Governance

Governance and compliance leadership peer exchange	NYSE Governance Services	James Curtiss

11th annual board room summit	NYSE Governance Services / Corporate Board Member	Joe Colvin James Curtiss

Board decision making dynamics	ICD	Ian Bruce

A preview of the regulatory environment in 2015	NACD	Anne McLellan

Governance review	Russell Reynolds Associates	John Clappison

ICD.D designation achieved	ICD Directors’ education program	Catherine Gignac

Mergers and acquisitions / shareholder activists	ICD	Catherine Gignac

Leadership, character and corporate governance	ICD	Nancy Hopkins

Boards and shareholders – the case for engagement	NACD	Nancy Hopkins

National conference: Transformational governance – embracing change and innovation successfully	ICD	Nancy Hopkins

Building better boards: Board evaluations – essential tool or non-productive popularity contest	ICD	Nancy Hopkins

The industry has spoken: are we ready to make the leap from global business services (GBS) to digital business services?	HfS Research KPMG	Nancy Hopkins

Mining and operations

Cigar Lake minesite visit	Cameco management	All directors

US restoration window and plans	Brent Berg President, Cameco Resources	SHE committee members

Supply chain management strategic direction	Dmitry Barsukov, Vice-President, Supply Chain Management	Audit and finance committee members	Joe Colvin James Gowans

Nuclear industry

World nuclear fuel cycle	World Nuclear Association (WNA)	Joe Colvin	Tim Gitzel

Annual symposium	WNA	Daniel Camus Tim Gitzel (presenter)	Neil McMillan

Nuclear industry summit	WNA	Tim Gitzel (presenter)

World nuclear fuel market 41st annual meeting	World Nuclear Fuel Market	Ian Bruce Nancy Hopkins

International symposium on uranium raw material for nuclear energy cycle	International Atomic Energy Agency	Tim Gitzel (presenter)

Leadership in challenging times	Pacific Basin Nuclear Conference	Tim Gitzel (presenter)

Financing for anti-uranium NGO’s	Vivian Krause, Researcher, Writer and Special Columnist, Financial Post	All directors

20    CAMECO CORPORATION

2014 DIRECTOR DEVELOPMENT	PRESENTED/HOSTED BY	ATTENDED BY

Annual CEO conference	Institute of Nuclear Power Operations (INPO)	Joe Colvin	Tim Gitzel

Risk

IT risks and cyber security	IFA	Daniel Camus

Information security and security while traveling	Mark Leach, Vice-President, BTS Gustav Erasmus, Director, IT Governance, Risk & Compliance, BTS Bruce Moore, Canadian Cyber Incident Response Centre	All directors

Business technology services (BTS) governance and cyber risk management	Mark Leach, Vice-President, BTS Alice Wong, Senior Vice-President and Chief Corporate Officer	All directors

Global tax evolution: implications of base erosion and profit shifting (BEPS)	Albert Baker, Partner, Global Tax Policy and National Quality & Risk Leader, Deloitte	All directors

Board risk oversight and insight	Global Risk Institute	Nancy Hopkins

What directors need to know about big data	NACD	Nancy Hopkins

Risk forum	PwC	John Clappison

Emerging risks directors should be aware of	ICD director series	John Clappison (presenter)

The 2014 information technology law spring forum	The Law Society of Upper Canada Canadian IT Law Association (IT.Can)	Nancy Hopkins

2015 MANAGEMENT PROXY CIRCULAR    21

 Governance at Cameco

We believe that sound governance is the foundation for strong corporate performance.

This section tells you about three key elements of governance at Cameco: our shareholder commitment, our governance principles and how our board operates.

Cameco governance practices

The nominating, corporate governance and risk committee ensures our governance policies and practices are sound and support the board in carrying out its duties.

WHERE TO FIND IT

Our shareholder commitment		23
—	Separate chair and CEO positions	23
—	Shareholder engagement	23
—	Accessible board	23

Governance principles		24
—	Policies and guidelines	24

About the board		26
—	Independence	26
—	Tenure	27
—	Our expectations for directors	27
—	Board diversity	28
—	Skills, attributes and experience	29
—	Director recruitment and board succession	30
—	Role of the board	31
—	Board committees	35

WHAT WE DO

Ö	Independent board – 9 of our 11 directors or 82% are independent (see pages 24 and 26)

Ö	Non-executive chair leads the board – we maintain separate chair and CEO positions and have had a non-executive, independent board chair since 2003 (see page 23)

Ö	Share ownership – we require our directors and executives to own shares in Cameco to align their interests with those of our shareholders (see pages 46 and 63)

Ö	Majority voting for directors – the board adopted a majority voting policy in 2006 (see page 11)

Ö	Strong risk oversight – the board and committees oversee our risk management program and strategic business, financial and operational risks (see page 31)

Ö	Formal assessment process – the directors complete a formal assessment that reviews the board overall, the committees and their individual performance (see page 34)

Ö	Director recruitment and board succession – we have term limits and a retirement policy for directors (see page 27)

Ö	Diverse board – our board has a diverse mix of skills, background and experience and over 25% of our directors are women (see page 28)

Ö	Independent advice – board committees can retain independent advisors to help them carry out their duties and responsibilities (see page 35)

Ö	Code of conduct and ethics – directors, officers and employees must comply with our code of conduct and confirm their compliance every year (see page 24)

Ö	Long-standing shareholder engagement – we communicate openly with shareholders and other stakeholders (see page 23)

Ö	Say on pay – we have held an advisory vote on our approach to executive compensation every year since 2010 (see page 6)

WHAT WE DON’T DO

x	No slate voting

x	No overboarding of directors

x	No stock option awards for directors

22    CAMECO CORPORATION

Our shareholder commitment

We believe in transparency, integrity and strong stewardship, and are committed to increasing Cameco’s value to benefit all shareholders.

Separate chair and CEO positions

Leadership starts at the top, and we believe it is important to maintain separate chair and CEO positions. Both positions are appointed by the board.

We have had an independent, non-executive chair of the board since 2003. A non-executive chair provides stronger board leadership, fosters more effective decision-making and avoids conflicts of interest. It also allows for more effective oversight and the ability to hold management accountable for the company’s activities.

We meet with our large shareholders, governance organizations and shareholder groups on request or as a follow-up to governance questions raised in our regular investor meetings.

Following our 2014 annual meeting, we met with Glass Lewis & Co., LLC and ISS Corporate Services (ISS), two proxy advisory firms that provide voting and other governance advice to institutional investors, to maintain a dialogue on governance and compensation matters.

COMPENSATION

We have long recognized the spotlight the investor community has put on executive compensation, pay for performance and delivering value to shareholders.

We have held a ‘say on pay’ advisory vote every year since 2010 to give shareholders an opportunity to express their views on our approach to executive compensation, and have received approval ratings of over 90% every year (see page 6 for details about the advisory vote).

Accessible board

Shareholders, employees and other interested parties can write to the chair of the board, the committee chairs or the independent directors as a group.

Send your sealed envelope to our corporate office:

Cameco Corporation

2121-11th Street West

Saskatoon, SK S7M 1J3

Private and strictly confidential

Attention – Chair of the board of directors

You can also use this address to write to the chair of the audit and finance committee or the human resources and compensation committee – make sure you mark on the envelope who you are directing the letter to.

Envelopes will be delivered to the appropriate party unopened.

ACCOUNTABILITY

The current position description for the CEO was adopted in 2012. The CEO is evaluated as part of the board survey assessment process (see page 34).

We also have a position description for the board chair, which describes the terms and responsibilities of the role.

You can find the position descriptions on our website

(cameco.com/about/governance).

Shareholder engagement

We communicate openly with shareholders and other key stakeholders.

The board adopted a position on shareholder engagement in 2010 to establish engagement practices based on shareholder needs and evolving governance practices. Our goal is to provide shareholders with clear information about our governance and compensation practices, and to continuously improve our practices and our disclosure.

2015 MANAGEMENT PROXY CIRCULAR    23

Governance principles

Policies and guidelines

CODE OF CONDUCT AND ETHICS

We expect employees, officers, directors and contractors to act with honesty, integrity and impartiality to earn the trust of our shareholders, other stakeholders, customers and communities where we operate.

The code contains principles and guidelines for ethical behaviour in eight key areas:

—  financial reporting and accountability

—  confidentiality

—   conflicts of interest

—   complying with the laws, rules and regulations that apply to us (including safety, health, environmental, import, export, securities disclosure and insider trading laws)

—   corporate opportunities

—  identifying and preventing fraud

—  reporting illegal or unethical behaviour

—   reporting violations of the code.

New employees must read the code, sign an acknowledgement that they will follow the code and disclose any conflicts of interest. Directors, officers and employees who have management responsibilities or work in supply chain management, internal audit, investor relations, finance/treasury/tax, business technology services, marketing, corporate development, legal, human resources and executive offices must review the code every year and sign a certificate of compliance. Employees who participate in the annual certification process agree to communicate the code’s importance and mandatory adherence to all team members.

COMPLIANCE

We are a public company and our shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

We comply with applicable corporate governance guidelines and requirements in Canada and the United States, including:

—   the corporate governance standards that apply to Canadian companies listed on the TSX

—  the requirements of the Sarbanes-Oxley Act of 2002 (SOx)

—   the NYSE corporate governance standards that apply to foreign private issuers registered with the Securities and Exchange Commission (SEC) in the US.

We also voluntarily comply with most of the NYSE corporate governance standards that apply to US issuers, with the following exceptions:

—   director independence standards: we generally comply with the NYSE standards, but in some cases we may determine that a director is independent when only the Canadian independence standards are satisfied

—   shareholder approval of equity compensation plans: we comply with the TSX rules, which require shareholders to approve equity compensation plans only if they involve newly issued securities. The NYSE standards require shareholders to approve the plans and any material revisions, whether or not the securities issued under the plans are newly issued or purchased on the open market, subject to a few limited exceptions.

The board has formal governance guidelines that set out our approach to governance and the board’s governance role and practices. These guidelines ensure we comply with the legal requirements and standards listed above, conduct ourselves in the best interests of Cameco and meet industry best practices. The governance guidelines are reviewed and updated regularly and are available on our website (cameco.com/about/governance/governance-guidelines).

INDEPENDENCE

We believe that a substantial majority of the directors must be independent for the board to be effective and that the audit and finance committee, human resources and compensation committee and nominating, corporate governance and risk committee must only have independent directors as members. The majority of our directors are unrelated, and these three committees are 100% independent.

CODE OF CONDUCT AND ETHICS

You can find a copy of the code on our website (cameco.com/about/governance/code-of-conduct) or write to our corporate secretary.

Directors must declare any conflicts of interest and excuse themselves from any discussions or decisions where their business or personal interests would create a conflict of interest.

Any potential concerns are reported to management’s conduct and ethics committee. The audit and finance committee reviews concerns relating to senior management and directors. Management’s conduct and ethics committee reviews all other concerns.

Employees can report a concern about inappropriate business conduct confidentially and anonymously through our ethics (whistleblower) hotline or online. We implemented the hotline in 2006 and a web-based training and compliance tool in 2012.

WHAT IT MEANS

A director is independent if he or she does not have a direct or indirect material relationship with us.

A relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.

24    CAMECO CORPORATION

Our independence criteria meets the standards of the Canadian Securities Administrators as set out in Multilateral Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines and the NYSE corporate governance standards, including the NYSE standards on independence of human resources committee members introduced in 2013. We review our independence criteria and director status every year. You can find our complete definition of independence on our website (cameco.com/about/governance/governance-guidelines).

Independent chair

We have had a non-executive, independent chair of our board since 2003. The board appoints the independent chair to help it function independently of management.

The chair has various duties and responsibilities:

—   leading, managing and organizing the board consistent with our approach to governance

—  encouraging high performance and commitment of all directors

—   presiding as the chair at all board and shareholder meetings

—   overseeing the board’s strategic focus to ensure that it represents Cameco’s best interests

—  helping to set the tone and culture of Cameco

—   overseeing the board’s procedures so it can carry out its work effectively, efficiently and independently of management

—   overseeing all board matters so they are properly addressed and brought to resolution as required

—  requiring any matters delegated to the board committees to be properly carried out

—   acting as the liaison between the board and the CEO and providing advice, counsel and mentorship to the CEO

—  meeting with shareholders and other stakeholders as requested by the CEO

—   participating in the recruitment and orientation of new directors

—  requiring Cameco to provide timely and relevant information and access to other resources to support board work.

You can access a copy of the chair’s position description on our website (cameco.com/about/governance/chairs- role) or by writing to our corporate secretary.

DISCLOSURE

We are committed to communicating openly and on a timely basis with shareholders, employees and the public, and to providing complete, accurate and balanced information in our disclosure documents. You can read more about this commitment and our process for disseminating material information in our disclosure policy, which is available on our website (cameco.com/about/governance/policies-programs).

The audit and finance committee is responsible for reviewing our disclosure controls and procedures once a year and recommending any changes to the board for approval.

Our disclosure committee, which includes members of senior management, is responsible for:

—   reviewing all news releases and public filings containing material information prior to their release

—  evaluating the design and effectiveness of our disclosure controls and procedures to make sure they continue to provide reasonable assurance that information is gathered promptly and accurately, so we can make appropriate public disclosure that complies with legal requirements

—   providing regular updates to the audit and finance committee.

Each board committee reviews the material public disclosure relevant to its mandate before the board considers it for approval:

—  the audit and finance committee reviews the annual and interim financial statements, management’s discussion and analysis (MD&A) and related news releases

—  the safety, health and environment committee reviews the sustainable development report

—   the reserves oversight committee reviews the reserve and resource information

—  the human resources and compensation committee and the nominating, corporate governance and risk committee review this management proxy circular.

The board also reviews and approves the following publicly-filed documents:

—   prospectuses

—   annual information forms

—  US Form 40-F filings

—  other disclosure documents that must be approved by the directors according to securities laws, securities regulations or stock exchange rules.

The CEO and other senior officers meet regularly with investment analysts and institutional investors. Our website (cameco.com) has information for shareholders, investment analysts, the media and the public, and our Investor Relations department also provides information to shareholders and responds to general questions or concerns.

You can contact our Investor Relations department by:
phone:	306.956.6340
fax:	306.956.6318
email:	go to the Contact section of our website and complete the email form.

2015 MANAGEMENT PROXY CIRCULAR    25

About the board

The board is responsible for overseeing management and our strategy and business affairs. Its goal is to ensure we operate as a successful business, optimizing financial returns while effectively managing risk.

The board encourages open dialogue and works within a climate of respect, trust and candor. It fulfills its duties by:

—  maintaining a governance framework that establishes broad areas of responsibility and has appropriate checks and balances for effective decision-making and approvals

—  making decisions that set the tone, character and strategic direction for Cameco and approving the vision, mission, value statements and enterprise level policies developed by management

—   regularly monitoring management, including its leadership, recommendations, decisions and execution of strategies to ensure that they carry out their responsibilities and deliver shareholder value.

The board carries out its responsibilities directly and through its five standing committees. This provides proper oversight and accountability for specific aspects of governance, risk and Cameco’s business activities and affairs, and frees up the board to focus more on our strategic priorities and broader oversight of enterprise risk and other matters (see Role of the board and Board committees beginning on pages 31 and 35).

The board and committees meet in camera without management present at all meetings, including those held by teleconference.

Independence

All of the nominated directors are independent, except for Tim Gitzel, our president and CEO, and Donald Deranger. Our independence principles are described on page 24. Tim is our president and CEO, and Donald is the non-executive chair of the board of Points Athabasca Contracting Limited Partnership (Points Athabasca), a northern Saskatchewan aboriginal contractor that does business with Cameco in the region.

Donald is not currently employed by Points Athabasca, but has close ties because he is their non-executive chair and was president prior to May 2013. The board values the contributions of a director with aboriginal heritage because our richest resources are near aboriginal communities in northern Saskatchewan.

Donald brings a deep understanding of the culture and peoples of northern Saskatchewan, combined with a valuable mix of skills and experience as an aboriginal and business leader with direct experience in employee training, economic development and uranium mining. He is an acknowledged leader in the Saskatchewan aboriginal community. He discloses any business relationships to our board that would present a conflict of interest and does not participate in board discussions or decisions about Points Athabasca. In 2014, we paid Points Athabasca $38 million for construction and contracting services.

The board also recognizes the importance of having a chair that functions independently from management. Neil McMillan has been the independent chair of our board since May 2013. He has been a member of the board since 2002, and has CEO experience and diverse expertise in mining, government relations and the investment industry. The chair’s duties are described on page 25.

BOARD CHAIR SELECTION

Neil McMillan became our board chair in 2013. In 2011, the nominating, corporate governance and risk committee developed a position description, list of preferred characteristics and qualities and selection process for the board chair position.

A selection committee was formed in 2012 to consider potential candidates for an incoming chair. When Victor Zaleschuk stepped down as chair in May 2013, the board voted and selected Neil McMillan as the new chair. Neil has been an independent member of our board since 2002 and has diverse experience as a former CEO and

2014 BOARD PRIORITIES

The board focused on three main areas in 2014 based on our strategy, performance, evolving governance practices and changing market dynamics.

Strategic focus

—  Worked with management on our growth strategy to adequately address near-term challenges and long-term supply and demand fundamentals

Risk oversight

—   Participated in regular presentations by management to gain a fuller understanding of the major enterprise risks and risk mitigation strategies

—   Participated in a risk appetite and tolerance workshop held by management

—  Held a meeting of the committee chairs to assess the risk oversight process and program

Board governance

—   Adopted a diversity policy that reflects broad diversity characteristics for a successful board, including a stated objective of having at least 25% female directors

—   Adopted a new director skills matrix through an independent consultation process

—  Adopted a director tenure policy that includes a 15-year term limit and retains the retirement age of 72 (with no grandfathering)

—  Increased director share ownership guidelines from three times to four times their annual retainer

—   Implemented an independent board assessment process

—  Adopted a committee chair and member rotation policy

The board met 11 times in 2014.

You can read about the committees’ activities in 2014 in the reports starting on page 36.

26    CAMECO CORPORATION

his work in mining, government relations and the investment industry. You can read more about the board chair in his letter to shareholders and director profile (see pages 1 and 12).

When considering potential candidates, the selection committee considers the ideal characteristics and qualities for the role, the position description and potential candidates and their experience and qualifications. It specifically looks at each candidate’s leadership and communication skills, business and industry experience, capacity and availability, combined with the opportunity, risks and strategic direction of Cameco.

The committee also consults with the CEO because the relationship between the board chair and the CEO is an important consideration.

Tenure

The nominating, corporate governance and risk committee reviewed the board’s policy on tenure and retirement in 2014 to make sure the policy, the annual review of board composition and the succession planning process provide for board refreshment that meets our ongoing needs.

TERM LIMITS AND RETIREMENT

The board recognizes the need to balance the benefits of experience and the need for new perspective. To ensure ongoing renewal, the board recently approved a 15-year term limit for directors for implementation in 2016 to give the committee sufficient time to identify new, qualified independent directors with the appropriate mix of skills and experience to replace our retiring directors. Joe Colvin and Victor Zaleschuk are retiring this year. Nancy Hopkins and James Curtiss are scheduled to retire in 2016 under the new policy.

As of 2016, directors will not be re-nominated for election at an annual meeting after they turn 72 or complete 15 years of continuous service, whichever is earlier. In exceptional circumstances, if it is in Cameco’s best interests, the board has the discretion to nominate a director for re-election for an additional one-year term after age 72 or 15 years of board service.

The CEO typically resigns from the board when he retires from Cameco.

Our nominated directors (not including Tim Gitzel) have an average tenure of 9.5 years.

Our expectations for directors

We expect each member of the board to act honestly and in good faith, and to exercise business judgment that is in Cameco’s best interest. We expect our directors to bring their skills, experience and functional expertise to the board. They are expected to draw on a variety of resources to support their decision making, including materials prepared by management, their own research and business experience, independently-prepared media reports on Cameco and the industry and knowledge gained from serving on other boards.

We also expect each director to:

—  comply with our code of conduct and ethics

—   promptly report any perceived, potential or actual conflicts of interest

—  develop an understanding of our strategy, business environment, operations, performance, financial position and the markets we operate in

—   diligently prepare for each board and committee meeting

—  attend all board meetings, their committee meetings and the annual meeting of shareholders

—   actively participate in each meeting, and seek clarification from management and outside advisors to fully understand the issues

—   participate in our board education program

—  participate in the board, committee and director assessment process.

AVOIDING CONFLICTS OF INTEREST

Each director must promptly report a potential, perceived or actual conflict of interest to the corporate secretary, who maintains a list of issues and monitors them on an ongoing basis.

The nominating, corporate governance and risk committee reviews the list and decides whether any issue interferes with a director’s ability to serve on our board. If necessary, consultations with legal counsel will occur to determine whether the director has a conflict. Directors who have an actual or potential conflict of interest do not participate in related discussions or decisions.

The board receives a report about conflicts of interest once a year and uses it when determining director independence.

SERVING ON OTHER BOARDS

Our directors do not serve on the boards of competitor firms, and they cannot join organizations or groups that may have adverse interests, unless they have the board’s permission.

A director who is an active CEO can serve on a total of three public company boards, including their own board and the Cameco board. Other directors can serve on a total of five public company boards, including the Cameco board. We impose these limits because of the increasing demands on directors of public companies.

2015 MANAGEMENT PROXY CIRCULAR    27

In addition, Cameco’s CEO will not sit on a board of another public company without our board’s consent. The board approved Tim Gitzel’s appointment to the board of The Mosaic Company in October 2013.

A director can temporarily exceed the limit by one directorship if they have declared an intention to resign from, or not stand for re-election to, at least one other board as of that company’s next annual general meeting. Directors must advise the chair of the board and chair of the nominating, corporate governance and risk committee if they are considering a directorship with another public company. No directors currently exceed the limit.

Members of the audit and finance committee are not to serve on the audit committees of more than two additional public companies, without the board’s approval.

Daniel Camus currently serves on the audit committees of three other public companies, but will only sit on two as of May 8, 2015. When approving Daniel’s participation on more than two additional audit committees, the board considered his 25+ years of experience in CFO and other senior leadership roles in international organizations, and determined that he is a valuable member of our audit and finance committee and is able to fully serve in this role. As a retired CFO and head of strategy and international activities of Electricité de France SA (EDF), his only business commitments were his directorships and his CFO position with a humanitarian finance organization. See the director profiles beginning on page 12 for the other directorships held by each nominated director.

Board diversity

We have long believed that a board with a diverse mix of skills, backgrounds, experience, gender and age, that also reflects the evolving demographics and geographic areas where we carry out business is important for good decision-making and good governance. The board formally adopted a diversity policy in February 2014, and refined it in December 2014. You can find a copy of our diversity policy on our website (cameco.com/about/governance/governance-guidelines).

The nominating, corporate governance and risk committee reviews board diversity every year as part of its review of our skills matrix (see page 29). The committee recommends measurable objectives for enhancing diversity, including objectives for female, aboriginal and geographic representation and age. The committee also reviews progress made in achieving the objectives and uses these objectives when selecting new directors (see page 30) and as part of the annual performance and effectiveness evaluations of the board and committees.

FEMALE REPRESENTATION

The board recognizes the importance of promoting gender diversity on the board, and our diversity policy requires at least 25% of directors to be women. Catherine Gignac was appointed to the board in early 2014, bringing the number of women on our board to three. Catherine has a strong background in mining, exploration, operations and mineral resources estimation. The graph below shows the gender breakdown of this year’s nominated directors.

ABORIGINAL REPRESENTATION

The board is committed to building long-lasting and trusting relationships with communities where we operate, and a significant portion of Cameco’s operations are in northern Saskatchewan. Our diversity policy requires at least one director to have an aboriginal background and be from Saskatchewan, to bring an understanding of the culture, heritage, values, beliefs and rights of the local indigenous peoples to the board.

GEOGRAPHIC REPRESENTATION

The board understands the importance of having directors with experience in jurisdictions where we operate or do business. The board believes that directors can bring this experience without actually living there. Our diversity policy specifically requires that the board include directors with extensive experience in geographical areas where Cameco has or anticipates having significant business interests.

We also note that our board is subject to the terms of the Investment Canada Act and the Uranium Non-Resident Ownership Policy, which require at least two-thirds of our directors to be Canadian citizens, and the Canada

Business Corporations Act, which requires at least half of our directors to be Canadian residents.

BOARD INTERLOCKS

A board interlock is when two or more directors serve as directors on another company board. Currently, Victor Zaleschuk and Anne McLellan both serve on the board of directors of Agrium Inc. When Mr. Zaleschuk retires from our board in May, there will be no board interlocks.

CHANGE IN POSITION

If a director’s principal occupation or business association changes substantially, the director is required to promptly offer his or her resignation to the board chair.

James Gowans’ principal occupation changed from executive vice president and chief operating officer of Barrick Gold Corporation to co-president as of September 15, 2014. He promptly offered his resignation in July 2014 once Barrick had issued its press release.

The nominating, corporate governance and risk committee considered the change in job responsibility and recommended that the board not accept his resignation because of his extensive mining, exploration and international experience and the valuable contributions he makes to the board.

28    CAMECO CORPORATION

AGE

While the board recognizes the correlation between age and experience, it believes that directors of different ages bring a wider range of viewpoints. Our diversity policy requires directors to represent a range of ages. The graph below shows the age range of this year’s nominated directors.

Skills, attributes and experience

We expect every Cameco director to possess certain core attributes that are fundamental to serving on our board. The core attributes that we have identified are highlighted in the diagram below:

We also believe that a board with a broad mix of skills and experience is best equipped to oversee our strategic direction, understand issues that can arise with a company of our size and complexity and make informed decisions.

2014 COMPREHENSIVE SKILLS MATRIX REVIEW

In 2014, the nominating, corporate governance and risk committee engaged an independent third-party consultant to conduct a review of our skills matrix. The rigorous process included in-person interviews with management and each director. Following the process, and upon the recommendation of the committee, the board refined what we now call our competency and attribute matrix by adding and deleting skills and revising the descriptions of others. The board diversity policy (see page 28) and core attributes (see above) also went through some revisions as a result of this process.

Competency and attribute matrix

The competency and attribute matrix is used to assess board composition and ensure the board has an appropriate mix of skills and competencies to govern effectively and be a strategic resource for Cameco.

The table below shows the current categories of essential skills and experience that have been recognized as key to Cameco, as well as the levels of expertise indicated by the nominated directors in their annual self-assessments.

SELF-ASSESSMENT OF SKILLS AND EXPERIENCE	EXPERT	STRONG WORKING KNOWLEDGE	BASIC LEVEL OF KNOWLEDGE

Board, corporate governance and risk oversight	8	3	0
Prior or current director of a major organization with mature governance and risk management practices

Capital projects	3	5	3
Experience overseeing and evaluating large capital projects and in project management

Enterprise leadership	7	3	1
Experience, whether as a prior or current CEO or senior officer or otherwise, of a large public company or major organization with a track record of value creation and successful implementation of strategic direction

Financial acumen	4	6	1
Experience, whether as a professional accountant, CFO or otherwise, in financial accounting and reporting, including internal controls, IFRS, evaluation of financial statements and corporate finance

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SELF-ASSESSMENT OF SKILLS AND EXPERIENCE	EXPERT	STRONG WORKING KNOWLEDGE	BASIC LEVEL OF KNOWLEDGE

Investor relations Experience with, or strong understanding of, the perspectives of major, long-term and other investors, capital markets, and the investment community, both domestically and internationally, and in shareholder engagement	5	6	0

Stakeholder relations Experience in, or a strong understanding of, the workings of government and public policy both domestically and internationally, and in stakeholder engagement or management	6	3	2

Human resources and executive compensation Thorough understanding of executive compensation, the oversight of succession planning, talent development and retention, and pension programs	5	5	1

Uranium/nuclear Strong knowledge of markets, competitors, business issues and imperatives, and the domestic and international regulatory environment	2	6	3

International Experience with, or strong understanding of, international operations, economics, commodity trading and geo-politics, preferably in countries or regions where we have or are developing operations	4	5	2

Investments/mergers and acquisitions Experience in the field of investment banking or with mergers and acquisitions, evaluation of investment strategy, and capital allocation, structure and markets	5	4	2

Mining, exploration and operations Experience with a leading mining or resource company with reserves, technology, exploration and operations expertise	4	4	3

Operational excellence Experience in a complex chemical or nuclear operating environment, creating and maintaining a culture focused on safety, the environment and operational excellence	3	2	6

Safety, health and environment/corporate responsibility Experience in, or strong understanding of, leading safety, health and environmental practices, associated risks and regulatory requirements, and in sound corporate responsibility and sustainable development practices, advocacy and reporting	3	7	1

Director recruitment and board succession

Board succession must support our business needs, the interests of shareholders and the ongoing development of the board’s skills and experience. Five non-executive directors have joined the board in the last six years, bringing a range of diversity and experience in Canadian aboriginal affairs, mining and exploration, finance and investment banking, mergers and acquisitions, and international experience in the energy and nuclear industries.

The nominating, corporate governance and risk committee reviews the board’s level of diversity and skills annually and recommends measurable objectives for achieving the right mix of skills and diversity on our board.

The nominating, corporate governance and risk committee is also responsible for maintaining a board succession plan and recruiting new directors. It maintains an evergreen list of suitable candidates selected based on their skills, experience, character, integrity, judgment, record of achievement, diversity and any other qualities or qualifications that would enhance the overall composition of the board, its decision-making process and its oversight of our business and affairs. The committee also considers the representation of women on the board when identifying potential candidates (see page 28).

We have a formalized process in place for the selection of new directors. The committee follows established guidelines and procedures for selecting the best candidates when a vacancy is available, and also, when appropriate, uses an external search firm to supplement the recruitment process. The board may also recruit potential directors from time to time to fill specific needs.

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Role of the board

The company articles require our board to have at least three directors and no more than 15. The board has decided that 11 directors are to be elected at this year’s annual meeting.

The board must approve several kinds of decisions, including:

—   operating expenditures that exceed the total operating budget by more than 10%

—  unbudgeted project expenditures over $10 million per transaction, or over $50 million in total per year

—   cost overruns on budgeted project expenditures that are more than $15 million per transaction, or over $50 million in total per year

—   any acquisition or disposition of assets over $10 million per transaction, or over $50 million in total per year.

The CEO position description is available on our website (cameco.com/about/governance/ceos-role) or by writing to our corporate secretary.

STRATEGIC PLANNING

The board oversees the planning, progress and fulfillment of our strategic goals.

The board is actively involved in the annual strategic planning process and sets aside time at each board meeting to discuss strategy with management and monitor our progress. Board members discuss and analyze the main risks facing our business, strategic issues, competitive developments and corporate opportunities. The board also discusses possible adjustments to the strategic plan in light of our progress and the current business climate. The board measures success and fulfillment of our strategic plan by assessing our performance results against our annual corporate objectives.

The committees are also involved in the strategic planning process:

—   the audit and finance committee reviews and makes recommendations on our three-year plans (current year annual budgets and additional two-year financial plans) and the corporate opportunities relating to the strategic plan

—   committees review the annual corporate objectives that relate to their specific area of oversight

—  the nominating, corporate governance and risk committee ensures that we have a robust risk management process in place and oversees the development of ERM program that puts in place action plans to mitigate strategic risks (see Risk oversight below).

RISK OVERSIGHT

We have long believed that risk oversight is a primary responsibility of the board. For many years, the board has demonstrated this by continually enhancing its oversight role with respect to the identification, management, reporting and mitigation of risk.

Management also dedicates significant time to risk management and reporting, and has developed a robust risk program that involves all aspects of Cameco’s business. Our enterprise risk management (ERM) program follows the guidance of ISO 31000:2009, and the board oversees management to ensure our system works effectively.

ABOUT OUR BOARD MEETINGS

The board engages in lively debate on strategy and items of business, challenging management in a constructive and healthy manner.

The board considers the interests of our shareholders, debt holders, customers, employees, communities where we operate, the environment, governments, regulators and the general public it considers relevant when making business decisions.

MANDATE

The board has a formal mandate (see Appendix B) that lists its specific duties and responsibilities including the following, among others:

—  selecting, evaluating and, if necessary, terminating the CEO

—  assessing the integrity of the executive officers and ensuring there is a culture of integrity throughout Cameco

—  adopting an annual strategic planning process that includes approving the strategic plans and monitoring our performance against those plans

—  succession planning and monitoring management’s performance and compensation

—   approving policies and procedures to manage our risks and overseeing management’s efforts to mitigate material risks.

The board reviews its mandate annually and updated it in February 2015. Each board committee has a mandate that lists the responsibilities and duties of the committee and chair (see Board committees beginning on page 35).

OVERSEEING THE CEO

The CEO is appointed by the board and is responsible for managing Cameco’s affairs. This includes articulating our vision, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.

Our annual objectives become the CEO’s mandate from year to year, and they include specific, quantifiable goals. The CEO’s objectives are reviewed by the human resources and compensation committee and approved by the board. The CEO is accountable to the board and committees, and the board conducts a formal review of his performance every year. The human resources and compensation committee reviews and discusses the results of the CEO formal review. Then the board has a discussion of the results and the board chair discusses them with the CEO.

The board has established clear limits of authority for the CEO, and these are described in our delegation of financial authority policy.

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Our risk policy and associated processes and procedures involve a broad, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. The risk policy has been in place since 2011 and is reviewed annually to ensure it continues to meet our needs. It establishes clear accountabilities for enterprise risk management (ERM). We use a common risk matrix throughout the company and consider any risk that has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan as an enterprise risk.

As a responsible corporation, we proactively address a range of financial, operational and other key risks and assess all risks against our four measures of success (see Measuring performance on page 65 for details).

We manage risk in five broad categories:

—  strategic

—  financial

—  operational

—  human capital

—  social, governance and compliance.

Each risk is assigned a rating and grouped into one of three tiers based on its severity or level of risk in our risk register. We develop action plans to mitigate risks as part of our strategic planning and budgeting process. Employees “own” the risks and are responsible for developing and implementing controls to mitigate risk and for ongoing risk assessments.

Risks in the top tier are assigned to the board committees for ongoing oversight. Management makes regular presentations throughout the year to the committees or, in some cases, the full board to allow a fuller understanding of the enterprise risks and management’s mitigation strategies. Each committee also receives a quarterly written report on the status of mitigation activities for each risk it has been assigned. Committees receive presentations on additional enterprise risks throughout the year as requested. In addition, management regularly updates the board on our reputational risk exposure.

We conduct a gap analysis between enterprise level and strategic risks to further embed strategic risk into our management process. As part of the annual risk review process, management votes on the top risks to refine our focus for monitoring and reporting on risk over the next year. Management receives monthly updates on our progress in managing these top risks.

Management has developed a project plan for managing our risk appetite and risk tolerance across the organization. Management conducted a risk appetite workshop with the board in 2014 and will recommend a risk appetite framework to the board for approval in 2015. The framework will define our risk appetite and tolerance for each measure of success and will be used as a guideline in prioritizing risk management activities.

Management presents a formal risk report to the board annually.

Regular monitoring and reporting keeps management and the board apprised of our progress in mitigating risk and supports good governance.

The table below shows how the board and committees monitor risk across the organization. You can read about the board committees beginning on page 35 and compensation risk on page 43.

BOARD OF DIRECTORS	COMMITTEE AREAS OF RESPONSIBILITY

Overall responsibility for risk oversight at Cameco and specific responsibility for strategic business risks	Audit and finance committee Oversees financial risks, like hedging, tax and capital projects

Human resources and compensation committee Oversees compensation risk, talent management risk, succession risk and cyber-security risk

Nominating, corporate governance and risk committee Oversees governance and management to ensure we have a robust risk management process in place

Reserves oversight committee Oversees the estimating of our mineral reserves and business-related operational risks

Safety, health and environment committee Oversees safety, health and environmental risks and related operational risks

32    CAMECO CORPORATION

INTERNAL CONTROLS

The board and board committees are responsible for monitoring the integrity of our internal controls and management information systems.

The audit and finance committee is responsible for overseeing the internal controls, including controls over accounting and financial reporting systems. The chief internal auditor reports directly to the audit and finance committee chair and updates the committee quarterly, while the CFO makes quarterly presentations on our financial results and forecasts to the audit and finance committee and the board.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and that our assets are adequately safeguarded. Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing the reasonable assurance as at December 31, 2014.

SUCCESSION PLANNING AND LEADERSHIP DEVELOPMENT

The board oversees succession planning to ensure we have a pool of strong, diverse candidates for senior management positions, and that we nurture talent and attract and retain key people for our long-term success. Cameco’s approach to leadership development focuses on building competencies throughout the organization, identifying high-potential employees and preparing those employees to take on executive officer positions in the future. The composition of our senior management team is the result of this focus.

The human resources and compensation committee reviews the succession plan for senior management twice a year. The audit and finance committee is responsible for reviewing the succession plan for the CFO, controller and senior finance and audit roles twice a year. The board reviews the succession plans annually, and approves any changes to senior management.

The board has the opportunity to meet high-potential employees through board presentations and informal social gatherings.

Workplace diversity

At Cameco, we appreciate the contributions of every employee. We understand the true value of a diverse workforce, and we embrace, encourage and support workplace diversity. Members of a diverse workforce bring new ideas, perspectives, experiences and expertise. This allows Cameco to continue to innovate, manage change and grow as a respected industry leader.

Women in leadership

We have one female senior executive officer, representing 16% of the group, and three female vice-presidents, representing 21% of our senior management team. This closely tracks the proportion of women in Cameco’s overall workforce, which is almost 24%. Our participation rates for women in the overall workforce are significantly higher than the current participation rate in the Canadian mining industry of approximately 14%.

We do not have a formal policy or set targets for the number of women in executive officer positions, but we are evaluating how to increase the number of women leaders, including whether it would be appropriate to adopt targets. We believe that identifying gaps is a key element of understanding where additional change is required, and in 2014 participated in a research project designed to increase company and industry knowledge of the barriers facing women in mining. We are analyzing the results of this project to help us find ways to increase the representation of women in our workforce and on our leadership team.

Aboriginal workforce

Cameco is Canada’s largest industrial employer of First Nations and Métis people. Aboriginal employees and contractors constitute 45% of the workforce at our northern Saskatchewan operations. We also have a dedicated team of employees at our northern affairs office and at our satellite offices throughout northern Saskatchewan specifically working on local workforce development, including leadership development.

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ASSESSMENT

The performance and effectiveness of the board, committees and individual directors is assessed on an annual basis.

The nominating, corporate governance and risk committee oversees a comprehensive survey process every year. The committee works with management to ensure the survey questions are structured to receive meaningful feedback from directors. The results are used to assess the board overall, the CEO, the composition of the committees and meeting effectiveness, identify any gaps in skills and experience and to ensure that the board is making the best use of each director’s expertise.

All responses are confidential and are tallied externally to preserve anonymity and encourage open comments and full disclosure. To ensure anonymity, individual directors are not identified in the reports, other than the director self-assessments, and only appropriate committee chairs, the board chair and the chair of the nominating, corporate governance and risk committee receive the reports. Board assessment results are shared with all board members and committee assessment results are shared with all committee members.

Directors complete a self-assessment of their skills, performance and relevant experience. The board chair also conducts one-on-one interviews annually to allow directors to speak candidly about any issues or concerns relating to their performance, the performance of their peers, or the functioning of the board.

The committee reviews the results of the board assessments, and makes recommendations to the board about the composition of the board or committees, or changes to the structure, process or other changes to enhance board performance.

The board implemented an independent third-party review of the board, committees and directors to be conducted every three years. Following the intensive review that was undertaken this year in connection with the comprehensive skills matrix review, the board determined that the next independent third-party assessment would take place in 2017.

SURVEYS		ACTIONS

Board survey		—	nominating, corporate governance and risk committee analyzes results and prepares a summary report for the board
—	completed by all directors

Director self-evaluation		—	the board chair analyzes results and discusses them with individual directors during their personal interviews
—	completed by all directors

Board chair evaluation		—	nominating, corporate governance and risk committee chair reviews the results and presents them to the board chair
—	completed by all directors

Committee surveys		—	each committee chair analyses the results and prepares a summary report for the committee and reports to the board
—	completed by members of each committee

Surveys of committee chairs		—	board chair reviews the results and discusses any issues raised with each committee chair
—	completed by members of each committee

CEO evaluation		—	the human resources and compensation committee reviews and discusses the results
—	completed by the non-executive directors	—	the board discusses the results and the board chair reviews them with the CEO

34    CAMECO CORPORATION

Board committees The board carries out its responsibilities directly and through its		chair of the nominating, corporate governance and risk committee.
five standing committees:		MORE ABOUT BOARD COMMITTEES
— audit and finance — human resources and compensation — nominating, corporate governance and risk — reserves oversight — safety, health and environment.

Each committee reviews its mandate annually.

Each committee sets aside time at each meeting to meet in camera without management present.

Each committee reports the business of its meetings to the board in a timely manner.

You can read about each committee’s responsibilities and highlights of their 2014 activities in the reports beginning on page 36.

See Appendix B for the board mandate. You can also access the board and committee mandates on our website
(cameco.com/about/governance) or by writing to our corporate secretary.

The committee process ensures directors can devote the requisite skills, time and attention to specific matters and support the board in effectively overseeing our business and affairs and providing sound governance generally.

Three of the committees – audit and finance, human resources and compensation and nominating, corporate governance and risk – are 100% independent.
COMMITTEE RESPONSIBILITIES Each board committee has a mandate outlining the responsibilities and duties of the committee and its chair.

Each committee was formed based on the need for detailed oversight in key areas. The nominating, corporate governance and risk committee is responsible for overseeing our risk management process and policies. Each of the other four committees is responsible for overseeing particular risks.

Each committee also fulfills a governance role, overseeing our activities in a specific area. The committee work also supports our four measures of success:

Committee chair rotation

We introduced a committee chair rotation policy in 2014 to rotate the positions every five years.

To align with director retirements, we plan on rotating the committee chairs in phases over the next three years – one in 2015, two in 2016 and two in 2017.

Changes to the committee chairs and committee memberships must be made in a way that balances continuity and the need for fresh ideas, while recognizing each director’s particular area of expertise.

MEASURE OF SUCCESS	COMMITTEE RESPONSIBLE
Outstanding financial performance	Audit and finance

CROSS-COMMITTEE ATTENDANCE

An informal invitation is extended to all directors to attend any board committee meeting. All directors have a standing invitation to attend the financial oversight portion of each audit and finance committee meeting.

Members of the audit and finance committee attend the portion of the human resources and compensation committee meeting on the finance succession plan, which includes the CFO and senior finance personnel.

The chair of the safety, health and environment committee attends the portion of the human resources and compensation committee meeting when it reviews that aspect of our annual corporate performance results.

The chair of the reserves oversight committee attends the audit and finance committee meeting to report on annual reserves and resources.

ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS

The board and committees can invite any member of management, outside advisor or other person to attend their meetings.

Committees can engage outside advisors to assist in carrying out their duties, as authorized by their mandates. Individual directors can also engage outside advisors, as long as they receive approval in advance from the nominating, corporate governance and risk committee. The human resources and compensation committee and the nominating, corporate governance and risk committee each engaged an independent consultant in 2014.

Supportive communities	Audit and finance
Safe, healthy and rewarding workplace	Safety, health and environment Human resources and compensation
Clean environment	Safety, health and environment

We assess corporate performance based on how well we achieve our objectives, which are tied to our four measures of success (see pages 65, 73 and 78).

Each committee chair is responsible for determining the meeting agenda, how often the committee will meet, and the conduct of each meeting, and for chairing their committee meetings, as set out in each committee mandate.

Each committee conducts a formal self-assessment every year and reviews its performance against the committee’s mandate.

COMMITTEE MEMBERSHIP

Committee membership rotations are reviewed after a new board is elected and changes are desirable. We strive for periodic rotation of committee members but it is not mandated because there may be reasons to keep an individual director on a certain committee for a longer period. The changes are made based on the recommendations of the chair of the board and the

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Audit and finance committee

MEMBERS
John Clappison (chair) Ian Bruce Daniel Camus Catherine Gignac (since May 2014) Nancy Hopkins Neil McMillan (ex-officio) Anne McLellan left the committee in May 2014.

John Clappison and Ian Bruce are the audit and finance committee’s financial experts because they have accounting or related financial expertise and meet the necessary requirements under U.S. securities laws.

Daniel Camus also qualifies as a financial expert given his experience. All members are financially literate.

INDEPENDENCE AND FINANCIAL LITERACY	100% - all members meet the applicable regulatory requirements to be independent and financially literate (see page 24 for details)

OVERVIEW

Assists the board in fulfilling its oversight responsibilities for our accounting and financial reporting processes, internal controls, the external auditors (their performance, qualifications, independence and audit of our financial statements), internal audit function, financial matters and management of financial risks, our process for monitoring compliance with laws and regulations (other than environmental and safety laws) and our code of conduct, and prevention and detection of fraudulent activities

The committee mandate and the NYSE corporate governance standards require members who sit on the audit committees of more than two other public companies to receive the board’s approval. Daniel Camus currently serves on the audit committees of three other public companies and has received the board’s approval. As of May 8, 2015, he will only serve on two other audit committees. See page 28 for more information.

You can find a copy of the mandate on our website (cameco.com/about/ governance/board-committees) or by writing to the corporate secretary.

KEY RESPONSIBILITIES	Financial reporting
	—	overseeing the quality and integrity of our accounting and financial reporting processes
	—	reviewing the annual and quarterly financial statements and MD&A and quarterly press releases and recommending them to the board for approval
	—	overseeing the succession plan for the CFO and controller and consulting with the human resources and compensation committee
Internal controls
	—	overseeing the quality, integrity and performance of our internal control systems, our internal audit function and our disclosure controls
	—	assessing the internal auditor, and approving the internal audit mandate and internal audit plan for the year
Audit
	—	approving the annual audit plan and the fees of our external auditors, including pre-approving all services to be provided
	—	assessing the external auditor before recommending their appointment for the ensuing year
	—	recommending the appointment of our external auditor
	—	overseeing the audit of our annual financial statements
Compliance
	—	overseeing our compliance with laws and regulations that apply to us (other than environment and safety compliance, which is the responsibility of the safety, health and environment committee)
	—	reviewing related-party transactions and political and charitable donations
	—	overseeing compliance with and approving changes to the code of conduct and international business conduct program
Risk oversight
	—	overseeing enterprise financial risks
	—	monitoring and assessing fraud risk
	—	overseeing management’s mitigation of material risks within the committee’s mandate
Financial oversight
	—	overseeing certain financial matters, including the preliminary financial review of major transactions, financings and investments prior to review by the full board
	—	reviewing management’s reports on our insurance program, directors’ and officers’ liability insurance and indemnity agreements.

36    CAMECO CORPORATION

2014 HIGHLIGHTS

In 2014, the committee reviewed and recommended approval by the board of the following financial transactions:

—   sale of our interest in Bruce Power LP for $450 million

—    $500 million debenture offering and redemption of a debenture series due in the coming year

—   $1 billion base shelf prospectus.

The committee met eight times in 2014. It met in camera without management present at every meeting, and separately with the internal auditor and external auditors at every regular meeting.

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Human resources and compensation committee

MEMBERS James Curtiss (chair) Ian Bruce (since May 2014) Daniel Camus Joe Colvin Anne McLellan Victor Zaleschuk Neil McMillan (ex-officio)	Meridian Compensation Partners (Meridian) has been the committee’s external compensation consultant since December 2011, and has not provided any services to management.

INDEPENDENCE	100%

OVERVIEW	Assists the board in fulfilling its oversight responsibilities for human resource policies, executive compensation and executive succession and development

KEY RESPONSIBILITIES

Compensation governance

— overseeing our human resource policies and practices

— reviewing all aspects of our director and executive share ownership guidelines, including compliance

— monitoring compensation trends, emerging issues, and ‘say on pay’

— selecting and managing the committee’s independent compensation consultant, and approving its work plan, qualifications and fees

— considering the independence of its third party consultants

— reviewing the compensation disclosure in this circular

Executive and director compensation

— our compensation programs, which cover our compensation philosophy, comparator group and compensation components, including incentive plans

— all aspects of executive compensation, including establishing the overall approach, pay mix, target awards and allocation of long-term incentive awards

— our director compensation program

Succession planning

— overseeing the succession planning process, and reviewing the executive talent pool and succession plan twice a year

Risk oversight

—  overseeing compensation risk, third-party compensation risk assessments, talent management risk, succession risk and cyber-security risk

Pension plan governance

— overseeing pension plan governance and management’s supervision of our pension plan.

2014 HIGHLIGHTS

In 2014, the committee focused on a comparator group analysis for benchmarking executive compensation and provided confirmation that the group remains valid.

Director compensation and director share ownership guidelines were reviewed and changes were made to both.

As part of the formal review of our leadership development program, the committee considered diversity, and gender specifically, to make sure we are nurturing talent across a broad spectrum.

The committee also reviewed the following annual compensation matters and recommended them to the board for approval:

— the objectives for the president and CEO

— performance assessments for the senior executive team, including the named executives and the CEO’s self-assessment

— performance measures for the short-term incentive and performance share unit plans

— grants of option and PSU awards

— short-term incentive awards for the senior executive team

— vesting and payout of 2012 PSU awards.

Oversight of cyber-security risk was added to the risks for which the committee is responsible and the committee spent time developing a better understanding of the risk, its oversight responsibilities and management’s mitigating systems.

The committee met six times in 2014. It met in camera without management present at every meeting.

38    CAMECO CORPORATION

Nominating, corporate governance and risk committee

MEMBERS Nancy Hopkins (chair) John Clappison James Curtiss Anne McLellan Victor Zaleschuk Neil McMillan (ex-officio) There were no changes in membership in 2014.

INDEPENDENCE	100%

OVERVIEW

Assists the board in fulfilling its oversight responsibilities by developing and recommending a set of corporate governance principles, identifying and recommending director candidates and overseeing risk management

KEY RESPONSIBILITIES

Corporate governance principles

— overseeing our approach to corporate governance, including establishing governance principles and our compliance with Canadian and US governance rules and legislation

— approving our governance guidelines

— reviewing director independence and conflicts of interest

— assessing the size, composition and mandates of the board and board committees:

— establishing the competencies and skills necessary for the board to function

— ongoing development of our competency and attribute matrix

—  maintaining a succession plan for the board that meets our corporate needs and interests of shareholders

—  ensuring that potential board candidates meet all requirements and that any conflicts of interest are disclosed to the board

— monitoring shareholder engagement activities and governance developments in general

— establishing a board succession plan

Risk oversight

— overseeing our risk management process and policies

—  overseeing management of our risk profile and risk tolerance associated with strategy and corporate objectives

Board and committee assessments

— evaluating the performance and effectiveness of the board and members

— reviewing committee composition and reconstituting membership as appropriate.

2014 HIGHLIGHTS

In 2014 the committee continued to focus on the risk oversight process, including the integration of the ERM process with strategic planning.

The committee reviewed the company’s governance practices and implemented changes in several areas. The following were undertaken:

— implementation of a board diversity policy

— comprehensive review and update of the competency and attribute matrix

— implementation of a tenure policy that provides for board refreshment when a director reaches 15 years of service (in addition to the retirement age of 72 years of age which already existed)

— implementation of a rotation policy for committee chairs and members

— implementation of an independent third-party assessment process.

The committee met five times in 2014. It met in camera without management present at every meeting.

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Reserves oversight committee

MEMBERS James Gowans (chair) Ian Bruce Donald Deranger Catherine Gignac (since May 2014) Victor Zaleschuk Neil McMillan (ex-officio)

INDEPENDENCE	Four of the five members are independent

OVERVIEW	Assists the board in fulfilling its oversight responsibilities for estimating and disclosing mineral reserves and resources

KEY RESPONSIBILITIES

Approving the mineral reserve and resource policy

Estimating mineral reserves and resources

— appointing our designated qualified persons for estimating our mineral reserves and resources

— reviewing management’s annual reserve and resource report and annual reconciliation of reserves to mine production and recommending them to the board for approval

— reviewing material changes to mineral reserve and resource estimates and recommending them to the board for approval before publication and release

— receiving management reports on internal controls and procedures regarding mineral reserve and resource reporting

Disclosing mineral reserves and resources

—  keeping abreast of industry standards and regulations on estimating and publishing mineral reserve and resource information, and related issues and developments through reports from management

— receiving a report from the leading qualified person on the mineral reserve and resource estimates and confirming that the information has not been restricted or unduly influenced

— receiving confirmation from the leading qualified person and COO that the information is reliable and that we will publish mineral reserves and resource estimates according to securities laws and regulations that apply to us

— receiving confirmation from the leading qualified person that our disclosure controls for disclosing mineral reserve and resource estimates comply with industry standards

Risk oversight

— overseeing enterprise risks related to mineral reserves and resources

— oversees certain operational risks.

2014 HIGHLIGHTS

The committee reviewed the results of an external audit of the reserves and resources estimation process at McArthur River.

It reviewed management’s 2014 estimates of 429 million pounds of uranium reserves, 379 million pounds of measured and indicated uranium resources and 311 million pounds of inferred uranium resources and recommended them to the board for approval prior to publication and release. The committee also appointed new qualified persons.

The committee approved new questions to be asked of the independent expert during the due diligence process for the year-end reserve and resource reporting.

The committee met three times in 2014. It met in camera without management present and separately with the leading qualified person at every meeting.

40    CAMECO CORPORATION

Safety, health and environment committee

MEMBERS

Joe Colvin (chair)

Daniel Camus

Donald Deranger

Catherine Gignac (since May 2014)

James Gowans

Anne McLellan (since May 2014)

Neil McMillan (ex-officio)

Ian Bruce left the committee

in May 2014.

INDEPENDENCE	Five of the six members are independent

OVERVIEW	Assists the board in fulfilling its oversight responsibilities for safety, health and environmental matters

KEY RESPONSIBILITIES

Overseeing and assessing policies and management systems

— approving the safety, health, environment and quality (SHEQ) policy and management systems

— overseeing our compliance with all relevant SHEQ legislation and our SHEQ policy and programs

— bringing any material non-compliance with SHEQ legislation to the attention of the board on a timely basis

— benchmarking our policies, systems and monitoring processes against industry best practice

Monitoring and assessing performance

—  reviewing the findings of safety, health and environmental audits, action plans and results of investigations into significant events

—  reviewing the annual budget to ensure sufficient funding for safety, health and environmental compliance

— conducting site visits

— determining the SHEQ objectives for executive compensation and related impact

— reviewing environmental and safety performance assessments for the short-term incentive plan

— reviewing our sustainable development report

— keeping abreast of significant issues and monitoring trends and significant events through reports from management

Risk oversight

— overseeing enterprise risks related to safety, health and environment

— overseeing risks related to implementation of collaboration agreements.

2014 HIGHLIGHTS

The committee visited Cigar Lake and met with site management.

The committee reviewed and approved our 2014 sustainable development report.

The committee continued to oversee the application of our SHEQ policy, received performance reports, and monitored the US Occupational Safety and Health Administration (OSHA) metrics implemented by the company to drive continued improvements to our safety performance.

The committee met five times in 2014. It met in camera without management present at every meeting.

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Compensation

We compensate our directors and executives in a way that is fair, competitive and based on performance.

This section of the board’s report is based on the recommendations of the human resources and compensation committee. It gives you insight into our compensation process and the components of our program.

We have provided more information than what is required by regulators to give you a more complete understanding of our decisions.

WHERE TO FIND IT
Compensation governance	43
• Risk management	43
• Independent advice	44
Director compensation	46
• Compensation discussion and analysis	46
- Approach	46
- Share ownership	46
- Fees and retainers	46
- Assessing the program	47
• 2014 Details	48
- Director compensation table	48
- Incentive plan awards	49
- Loans to directors	49
Executive compensation	50
• Message to shareholders	50
• Cameco compensation practices	54
• Executive compensation and strategy	55
- Compensation timeline	55
• Share performance and executive compensation	56
- CEO compensation summary	59
- CEO’s compensation lookback	60
• Compensation discussion and analysis	61
- Approach	61
- Annual decision-making process	64
- Measuring performance	65
- Compensation components	66
- Program changes for 2015	72
- 2014 Performance and compensation	73
- 2015 Compensation decisions	80
• 2014 Details	81
- Summary compensation table	81
- Incentive plan awards	84
- Equity compensation plan information	85
- Pension benefits	86
- Loans to executives	88
- Termination and change of control benefits	88

42    CAMECO CORPORATION

Compensation governance

The board has ultimate responsibility for Cameco’s compensation.

The human resources and compensation committee assists the board in overseeing our human resources policies, executive compensation, succession planning, pension plans and director compensation. The committee is qualified and experienced and 100% independent, and has six members of varying tenure.

YEARS ON COMMITTEE

James Curtiss (chair)	15

Ian Bruce	1

Daniel Camus	4

Joe Colvin	2

Anne McLellan	8

Vic Zaleschuk*	13

*	served 10 years as an ex-officio member while serving as board chair, one year prior to assuming that role and two years following that role

NUMBER OF COMMITTEE MEMBERS

Business and industry experience	6 of 6

Executive compensation experience (as a senior executive, managing partner or member of the compensation committee of other public companies)	6 of 6

Governance background	5 of 6

Executive leadership (specifically in mining or energy)	4 of 6

James Curtiss is a lawyer with a strong background in governance and executive compensation. He has 12 years of experience as committee chair and six years as a member of our nominating, corporate governance and risk committee. Three of the committee members have a strong financial background and two serve as audit committee chair for other public company boards.

You can read more about the committee members in the director profiles starting on page 12.

Risk management

Compensation risk is embedded in our enterprise risk management framework. See page 31 for details. Our compensation program:

—	is designed to encourage the right management behaviours
—	uses a broad-based approach to assess performance (balanced scorecard)
—	recognizes appropriate risk taking
—	avoids excessive payouts to our executives and employees.

The human resources and compensation committee works with management and the safety, health and environment committee to set corporate objectives for all incentive plans.

IMPORTANT THINGS TO KNOW

We believe in frank and transparent disclosure.

The board oversees our compensation policies and practices and it is able to use discretion, subject to limits on adjusting compensation upward.

Our culture encourages management to be objective in assessing its own performance and making recommendations to the board to adjust compensation when appropriate.

Management developed six compensation principles that were adopted by the board (see page 61). These principles guide all executive compensation decisions at Cameco.

The committee stress tests different performance scenarios and back tests previous performance and compensation decisions to make sure decisions and outcomes are appropriate.

CLAWBACK POLICY

We implemented our clawback policy on January 1, 2013 to apply to all executive officers and to compensation received on and after this date. The previous policy, in effect since 2003, continues to apply to incentive compensation awarded to the CEO and CFO prior to 2013.

The policy covers incentive compensation, including any annual bonus, performance share units, restricted share units and stock options granted or received. It allows us to recoup the incentive compensation of the executive at fault if all three of the following events occur:

—	we make an accounting restatement if there is a material non-compliance with financial reporting requirements under securities laws
—	an executive engaged in gross negligence, intentional misconduct or fraud which caused or significantly contributed to the restatement
—	the executive was overcompensated as a result of the restatement.

If these three events occur, the board and the human resources and compensation committee will decide when and how the policy will apply. During the years subject to the restatement, we may recoup all incentive compensation granted or received by the executive at fault that is in excess of the compensation that would have been computed based on the restated results.

SHARE OWNERSHIP

We have share ownership guidelines that require executives to hold their current shares, and obtain additional shares with the after-tax proceeds from redeeming or exercising equity awards until they have met their target ownership.

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PSU PLAN

Performance under the PSU plan is based on both absolute and relative measures over a three-year period – relative average realized uranium price, increased production and relative TSR. The relative TSR metric has a 40% weighting. LTI awards are allocated 60% to PSUs.

Independent advice

The board and board committees retain independent consultants as appropriate to assist them in carrying out their duties and responsibilities.

Meridian Compensation Partners (Meridian) serves as the human resources and compensation committee’s independent consultant, while Mercer (Canada) Limited (Mercer) serves as management’s consultant.

COMPENSATION RISK ASSESSMENT

Meridian reviewed our program changes since 2013 and confirmed that these changes are neutral or reduce compensation-related risk.

They also completed a review of our comparator group for benchmarking executive compensation in early 2015. The assessment confirmed that the comparator group is relevant and an appropriate size and that the selection criteria remains valid.

Mercer and management will conduct a comprehensive review of our compensation program, policies and practices in 2015. The review will include key areas such as:

—  comparator groups

—  positioning of target compensation

—  pay mix

—  incentive plan design

—  performance measures

—  share ownership

—  plan governance and risk mitigation.

Meridian will review management’s recommendations and provide advice to the human resources and compensation committee on the review. The committee will address any opportunities for change with the goal of more closely aligning the interests of management and our shareholders.

Mercer will conduct a full compensation risk assessment on behalf of management following the compensation review. Meridian will review Mercer’s report in conjunction with the committee and provide any feedback.

ABOUT OUR COMPENSATION FRAMEWORK

—	We use a multi-year strategic plan to balance risk and reward.
—	We embed our corporate objectives into how we assess performance of our executives.
—	Compensation is based primarily on performance, not length of service.
—	We use at-risk compensation to motivate executives because the value depends on performance.
Balanced decision-making
—	Corporate performance is based on absolute and relative measures.
—	We use a balanced score card to provide a more direct line of sight to specific objectives.
Threshold performance
—	We must deliver a minimum threshold performance in order to receive incentive award payouts.
Limits on incentive pay
—	The STI and PSU plans are designed to pay out at a maximum of 200% of target for exceptional performance and the human resources and compensation committee and board cannot exceed this cap.
—	We set achievement thresholds and maximums for each objective under the plans to determine the payout and avoid any extremely high payouts from excessive risk-taking.
—	Potential payouts under the incentive plans are modest as a percentage of revenue and income.
Clawback policy
—	Executives must reimburse their incentive compensation if there was an overpayment because of a restatement of our financial statements due to their misconduct.
—	The board updated our clawback policy in December 2012 to apply to all executives and to compensation received on and after January 1, 2013.
No hedging
—	Our securities trading and reporting policy prohibits directors, executives and other employees from hedging their shares or equity-based compensation.
CCGG pay-for-performance principles
—

Our compensation philosophy and practices incorporate the compensation principles that the Canadian Coalition for Good Governance (CCGG) recommends for Canadian companies. These principles reflect pay for performance and integrate risk management functions into the company’s executive compensation philosophy and structure.

44    CAMECO CORPORATION

COMMITTEE’S CONSULTANT

The committee considers the independence of all advice it receives on compensation matters and reviews all fees and the terms of consulting services provided by the independent consultant.

It considers more than the information and recommendations provided by its compensation consultant or management, and is ultimately responsible for its own decisions.

The committee regularly reviews our director and executive compensation programs as a good compensation practice. A formal review of director compensation was conducted in 2014.

The table below shows the fees paid to the independent consultant in 2013 and 2014. Meridian did not provide any services to management.

	2014	2013

Meridian Compensation Partners

Executive compensation-related fees	$119,500	$128,805
All other fees	–	–
Percent of work provided to the committee	100%	100%

Meridian provided a broad range of services in 2014 as part of our comprehensive review of director and executive compensation:

Director compensation
—	reviewed our director share ownership guidelines
—	conducted an overall review of director compensation, including the committee retainers

Executive compensation
—	reviewed the comparator group
—	updated the compensation risk review
—	gave two updates on governance trends
—	reviewed our 2014 performance against targets
—	reviewed the compensation for the CEO and senior vice-presidents
—	conducted a review of our executive compensation program, plan metrics and STI and PSU plan objectives
—	completed a pay for performance assessment
—	reviewed our share ownership and hold requirements
—	conducted an in-depth review of the compensation discussion and analysis (CD&A)
—	consulted on numerous compensation governance matters, including clawbacks, proxy advisor positions, realized and realizable pay disclosure and ISS pay-for-performance modeling.

The committee reviewed Meridian’s report on independence as contemplated by the NYSE rules, is satisfied with the report and has determined that Meridian is independent.

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Director compensation

Compensation discussion and analysis

1.    Approach

We have three goals:

•	Recruit and retain qualified individuals to serve as members of our board and contribute to our overall success.
•

Align the interests of our board and shareholders by requiring directors to own shares or share equivalents, and receive at least 60% of their annual retainer in deferred share units until they meet our share ownership guidelines.

•	Pay competitively by positioning compensation at the median of director compensation paid by companies that are similar in nature and scope of operations and comparable in size.

2.    Share ownership

We introduced share ownership guidelines for non-executive directors in 2003 to more closely align their interests with those of our shareholders.

The human resources and compensation committee regularly reviews the share ownership guidelines and compares our director share ownership levels to our comparator group of companies. We increased the guidelines from three times to four times the annual retainer in 2014 to align more closely with market practices and strengthen the alignment of their interests with those of our shareholders.

Directors must build their ownership of Cameco shares or DSUs and ultimately hold at least four times their annual retainer. A director who:

•

joined the board before July 1, 2014 has the initial five-year period to meet the previous target (three times the annual retainer) and an additional two years to meet the new target (four times the annual retainer)

•	joins after July 1, 2014 has five years to meet the new target
•	becomes the board chair has an additional three years to meet the target (due to the higher retainer as board chair).
We assess compliance annually, and value shares and DSUs at the price they were acquired or the year-end closing price of Cameco’s shares on the TSX, whichever is higher.

ABOUT DSUs

A deferred share unit (DSU) is a notional share that has the same value as one Cameco common share. DSUs earn additional units as dividend equivalents, at the same rate as dividends paid on our common shares.

DSUs are paid out to directors in cash when they retire from the board. A retiring director can defer the payment and decide to receive all or a portion of the cash payout in the following year.

As of December 31, 2014, all of the nominated directors are in compliance with the guidelines. They either hold the minimum, or have time remaining to acquire the necessary holdings. See the director profiles beginning on page 12 for details about each director’s share ownership.
Tim Gitzel has met 105% of his share ownership requirement (see page 63 for details).

The human resources and compensation committee reviews any situation where a director does not meet the requirement by the required date or maintain the minimum ownership level, and recommends a course of action to the board. The board has the discretion to decide what action, if any, should be taken.

As of December 31, 2014, directors held $10,332,546 worth of DSUs based on $19.05, the year-end closing price of Cameco’s shares on the TSX.

NEW SHARE OWNERSHIP REQUIREMENTS

In 2014, we increased our director share ownership guidelines from three times to four times their annual retainer.
3. Fees and retainers
Director compensation includes:
• an annual retainer (higher retainer for the non-executive chair of the board)
• an annual fee as committee chair or committee member (higher fee for the human resources and compensation and audit and finance committee chairs)
• an attendance fee for each board and committee meeting they attend (higher fee for the human resources and compensation and audit and finance committee members)
• a travel fee to cover the necessary travel time to attend board and committee meetings.
The non-executive chair receives a flat fee retainer, so Neil McMillan did not receive any committee retainers or attendance fees for the board or committee meetings he attended in 2014.
We pay for reasonable travel and out-of-pocket expenses relating to directors’ duties.

46    CAMECO CORPORATION

The table below shows our current director fee schedule, which was last revised on July 1, 2014. Directors who live outside of Canada receive their compensation in US dollars. Directors who are employees of Cameco or our affiliates (such as Tim Gitzel) do not receive director compensation.

Total compensation for each director in 2014 was at the 53rd percentile of the S&P/TSX 60.

ANNUAL RETAINER	($)
Non-executive chair of the board	375,000
Other non-executive directors	160,000
Committee members (per committee)	5,000
Committee chairs Audit and finance committee and Human resources and compensation committee Other committees	20,000 11,000
ATTENDANCE FEES (PER MEETING)
Board meetings	1,500
Audit and finance committee meetings and Human resources and compensation committee meetings	2,000
Other committee meetings	1,500
TRAVEL FEES (PER TRIP)
Greater than 1,000 km within Canada	1,700
From the US	1,700 (US)
From outside North America	2,700 (US)

A director who has not met the share ownership guidelines must receive at least 60% of their annual retainer in DSUs.

A director who has met the guidelines can receive all of the retainer and fees in cash, or a portion in cash and the balance in DSUs in increments of 25%, which they decide before the beginning of the fiscal year. See the director compensation table on the next page for details.

Directors who elect to receive all of their compensation in cash continue to increase their share ownership through dividend equivalents paid in DSUs.

Directors must maintain their share ownership once they meet the guidelines, however we value the shares and DSUs on an ongoing basis using the closing price of our shares on the TSX or the acquisition value, whichever is higher.

4.    Assessing the program

The human resources and compensation committee periodically reviews director compensation and makes recommendations to the board as appropriate.

The committee conducted a formal review of director compensation in 2014. The board approved changes, which went into effect on July 1, 2014.

Meridian reviewed our total compensation for non-executive directors compared to companies in our comparator group (see page 62). We increased the annual retainer for the non-executive directors and board chair to stay competitive with the market and maintain our director compensation at the median of our comparator group.

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2014 Details

Daniel Camus, Joe Colvin and James Curtiss received their compensation in US dollars because they live outside of Canada. The amounts relating to their compensation were converted to Canadian dollars at the following exchange rates:

	MARCH 25, 2014	JUNE 17, 2014	SEPTEMBER 23, 2014	DECEMBER 16, 2014
$1 (US)	$1.1159 (Cdn)	$1.0864 (Cdn)	$1.1069 (Cdn)	$1.1636 (Cdn)

Director compensation table

The table below shows fees earned by each non-executive director in 2014, based on the fee schedule, their committee memberships and the number of meetings attended.

Tim Gitzel does not receive any compensation as a director because he is compensated in his role as president and CEO (see the summary compensation table on page 81). Neil McMillan is our non-executive chair of the board and his board retainer reflects the fees paid to him in this capacity.

	RETAINER			ATTENDANCE FEES
NAME	BOARD ($)	COMMITTEE MEMBER ($)	COMMITTEE CHAIR ($)	BOARD ($)	COMMITTEE MEETINGS ($)	TRAVEL FEE ($)	TOTAL PAID ($)	% OF TOTAL RETAINER PAID IN DSUs (%)
Ian Bruce	150,000	15,000	–	16,500	29,500	–	211,000	50
Daniel Camus	167,901	16,773	–	18,467	36,476	15,218	254,835	100
John Clappison	150,000	5,000	20,000	16,500	23,500	10,200	225,200	60
Joe Colvin	167,901	5,591	12,300	18,467	18,626	9,582	232,467	0
James Curtiss	167,901	5,591	22,364	18,467	18,626	9,582	242,531	0
Donald Deranger	150,000	10,000	–	16,500	12,000	–	188,500	60
Catherine Gignac	150,000	8,901	–	15,000	17,000	10,200	201,101	60
James Gowans	150,676	5,024	10,553	15,000	12,000	8,500	201,753	75
Nancy Hopkins	150,000	5,000	11,000	16,500	23,500	–	206,000	25
Anne McLellan	150,000	15,000	–	16,500	32,500	–	214,000	25
Neil McMillan	357,500	–	–	–	–	–	357,500	25
Victor Zaleschuk	150,000	15,000	–	16,500	21,000	5,100	207,600	25
Total	2,061,879	106,880	76,217	184,401	244,728	68,382	2,742,487

48    CAMECO CORPORATION

Incentive plan awards – DSUs

The next table shows what each non-executive director earned in DSUs in 2014. We have combined information from two mandatory tables: Incentive plan awards – Value vested or earned during the year and Outstanding share-based and option-based awards, into the table below.

Directors received their retainer and fees in cash and DSUs:

—	Share-based awards – Value vested during the year is the amount of DSUs that the directors received in 2014, valued as of the grant dates. It includes all of the DSUs that vested as of the grant date and DSUs granted as dividend equivalents in 2014.

—	Share-based awards – Market or payout value of vested share-based awards not paid out or distributed are all of the directors’ DSUs which have vested. They are not paid out until the director resigns or retires from the board. The DSUs were valued at $19.05, the closing price of a Cameco share on the TSX on December 31, 2014.

NAME	SHARE-BASED AWARDS
	VALUE VESTED DURING THE YEAR ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)
Ian Bruce	108,980	249,895
Daniel Camus	265,771	743,179
John Clappison	101,583	680,072
Joe Colvin	31,089	1,685,005
James Curtiss	38,684	2,096,622
Donald Deranger	91,692	470,726
Catherine Gignac	84,525	82,260
James Gowans	164,883	823,126
Nancy Hopkins	60,037	492,314
Anne McLellan	62,499	518,613
Neil McMillan	105,989	951,728
Victor Zaleschuk	79,734	1,539,008
Total	1,195,466	10,332,548

See the director profiles starting on page 12 for the number of Cameco shares and DSUs held by each director.

Incentive plan awards – options

We stopped granting options to directors in 2003. None of the directors have options.

VALUE OF OPTIONS EXERCISED (SUPPLEMENTAL TABLE)

We have provided additional information in the table below to show the options exercised by James Curtiss in 2014 and the dollar value realized. He exercised these options on March 14, 2014, seven months prior to the expiry date of September 20, 2014.

NAME	YEAR	GRANT DATE VALUE OF THE OPTIONS ($)	CAMECO COMMON SHARES ACQUIRED ON EXERCISE OF OPTIONS (#)	CAMECO COMMON SHARES HELD FOLLOWING EXERCISE (#)	CASH REALIZED (BEFORE TAXES) ON CONCURRENT SALE OF CAMECO COMMON SHARES ($)
James Curtiss	2014	$15.80	3,300	-	38,042

Loans to directors

As of March 9, 2015, we and our subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

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Executive compensation

Cameco is committed to maintaining the transparency of our executive compensation program.

The following message by the chair of the human resources and compensation committee highlights key aspects of our executive compensation program. A more detailed discussion follows in the compensation discussion and analysis (CD&A) beginning on page 61.

Message to shareholders

Dear Shareholder,

On behalf of the human resources and compensation committee, I am pleased to share with you our approach to executive compensation for 2014. This letter is intended to provide additional insight into how our executives are paid and the reasons why.

COMMITMENT TO PAY FOR PERFORMANCE

Your board is committed to paying executives for performance. Pay is linked to both the execution of Cameco’s business plan and our commitment to deliver strong returns to shareholders. The guiding principle of Cameco’s executive compensation program is that a proper balance between fixed and variable compensation, short- and long-term incentives, and risk and reward will motivate executives to increase long-term shareholder value.

Most of management’s compensation is incentive-based and dependent on short- and long-term performance. The committee considers many factors in setting total compensation, including competitive market conditions, internal equity, scope of the role, risk taking, current business challenges, longer-term performance and strategic objectives.

The compensation program and policies discourage excessive risk-taking with an appropriate balance between base salary and at-risk incentive pay, deferred vesting of equity incentives, share ownership requirements, strict rules prohibiting hedging, clawback provisions, caps on incentive payouts and a balanced scorecard with targets for short-term incentives, all of which are discussed in more detail in the Compensation discussion and analysis beginning on page 61.

COMPENSATION AND PERFORMANCE PEERS

The committee uses a size-appropriate comparator group of companies to assess compensation levels. Companies in the group are in similar capital intensive, complex and highly-regulated businesses with head offices in Canada. These are companies that Cameco competes with for executive talent.

These companies are suitable for comparing compensation, but there is some challenge to using them for comparing total shareholder return (TSR) – a key measure for assessing company performance. This is because Cameco’s share price is highly correlated to the uranium spot price, which is affected by events unique to the nuclear industry.

2014 COMPANY PERFORMANCE

The committee measures Cameco’s performance in absolute and relative terms (compared to other companies) as well as in short-term (annual) and long-term accomplishments. Short-term incentive awards are tied to the achievement of annual targets in the balanced scorecard (financial, operational, safety, environment, and community support) that contribute to long-term sustainable shareholder value (see page 73).

Long-term incentive awards are tied to both absolute and relative share performance, the uranium price achieved relative to prices realized by competitors and the growth in Cameco’s uranium production.

50    CAMECO CORPORATION

Market conditions remained depressed in 2014, with the spot price declining from $40 (US) per pound to a nine year low of about $28 (US) per pound, averaging about $33 (US) for the year. The long-term price declined by 14% and averaged about $46 (US) per pound for 2014.

Despite this difficult market environment, Cameco achieved adjusted net earnings[1] of $412 million in 2014 compared to $445 million in 2013. This level of earnings demonstrates the strength of our marketing strategy in providing protection in a declining market. Reaching $412 million in adjusted net earnings is especially notable as 2014 is the first year we did not have earnings from our interest in Bruce Power, which was sold early in the year. Bruce Power contributed $85 million in after-tax earnings in 2013.

Other accomplishments include:

—     annual gross profit of $638 million, up 5% from 2013

—     record annual uranium revenue of $1,777 million, up 9% from  2013

—     record average realized uranium price of $52.37 per pound ($47.53 (US) per pound) compared to an average spot price of  $33.21 (US) per pound

—     started up the Cigar Lake mine and achieved packaged  production

—     secured approval to increase production at the McArthur River  and Key Lake operation.

We are committed to living a strong safety culture, while looking to continually improve. Our injury rates trended downward across the company and we met our targets for the year. Our average radiation doses remained low and stable.

We are committed to being a leading environmental performer and had no significant environmental incidents in 2014, for the seventh year in row (see page 76).

Gaining the trust and support of our communities, indigenous people, governments and regulators is necessary to sustain our business. We earn support and trust through excellent safety and environmental performance, by proactively engaging our stakeholders in an open and transparent way, and by making a difference in the communities in which we operate. In 2014, we received two awards recognizing our efforts in the area of sustainable development/environmental and social responsibility.

Cameco also continues to build an engaged, qualified and diverse organization capable of implementing its strategic plan in a challenging market. We earned five awards in 2014 that recognize our strengths as an employer.

Despite continued market pressures, we achieved or exceeded most of our short-term incentive plan targets (see page 73), resulting in an overall performance rating of 119.2%.

Although our share price declined by about 13% in 2014 our one-year TSR was at the 53rd percentile of the comparator group, which reflects our strong performance and ability to protect our earnings in a declining market.

2014 CEO COMPENSATION

Corporate performance remains the single biggest factor in the board’s decisions on pay for Cameco’s CEO and other senior officers. 20% of the CEO’s compensation is base salary and the remaining 80% is at-risk compensation (22% short-term incentive (STI) and 58% long-term incentives (LTI)).

The LTI is awarded 60% as performance share units (PSUs) and 40% as stock options. The heavier weighting on PSUs increases the performance-weighted incentive, reduces shareholder dilution and provides strong alignment with shareholder interests.

Relative TSR is important to our shareholders, so it is weighted 40% in the PSU plan.

The CEO’s base salary was increased by 2% in 2014, reflective of our modest share performance, rather than our strong operating performance in a challenging nuclear/uranium market environment.

His annual bonus was $1,060,000 reflective of the company’s strong performance (119.2%) on the STI targets.

The 2012 PSUs vested on December 31, 2014 and, based on our performance and share price, paid out on March 2, 2015 at 106% of their original grant value disclosed in our 2012 circular.

The CEO was granted 155,200 options and 62,900 PSUs in 2014.

The CEO’s total direct compensation in 2014 (see page 59) was $5.1 million, up from 2013. This reflects strong corporate performance as assessed by the committee. His realized and realizable pay at the end of 2014 was $5 million, close to his reported compensation, reflecting the same factors that drove reported compensation. It also includes 70,000 RSUs which vested and were paid out in shares in 2014. The RSUs were granted in 2011 on the CEO’s appointment to ensure continued experienced leadership for Cameco during what promised to be extremely challenging times for the industry and company. Without the RSUs, his realized and realizable pay at the end of 2014 would have been $3.5 million, or 69% of his reported total direct compensation.

THREE-YEAR PERFORMANCE

In the three-year period (2012 to 2014), the uranium industry continued to be negatively impacted by events in Japan, which resulted in the entire Japanese reactor fleet being shut down and remaining closed today. The average uranium spot price fell by about 14% from 2011 to 2012, 21% from 2012 to 2013 and 13% from 2013 to 2014, for a total drop of more than 30% for the three-year period.

[1]	Adjusted net earnings is a non-IFRS measure as described in our 2014 annual MD&A and excludes the impact of various items as detailed in note 1 on page 76.

2015 MANAGEMENT PROXY CIRCULAR    51

While Cameco’s share price is usually highly correlated to the uranium price, our absolute TSR increased by 8.5% from 2011 to 2012, 14.7% from 2012 to 2013 and decreased by 11.9% from 2013 to 2014.

Notwithstanding the dramatic decline in the uranium spot price, Cameco’s adjusted net earnings[2] in 2014 were only 5% lower than 2012. The relative stability of earnings over this very challenging three-year period demonstrates the strength of management’s marketing strategy and focus on cost reduction.

CEO COMPENSATION 2012 TO 2014

In July 2011, Tim Gitzel assumed the position of Cameco president and CEO shortly after the events at Fukushima, which impacted Cameco directly as one of the largest suppliers of uranium to nuclear power plants. The CEO led the company through a market coming to grips with the implications of the Japanese situation for the global nuclear industry. Several countries announced phase-outs of nuclear reactors, halting growth of their nuclear programs, and the world took a pause to examine the safety of existing reactors to determine what improvements were needed. In this market environment, the CEO took steps to revise Cameco’s strategy to focus on uranium production flexibility/optimization, streamlining costs, increasing efficiency and enhancing capital allocation. He continued to focus on operating safely, protecting the environment, attracting/retaining skilled employees and securing community support.

Our share price remained under pressure during this period as uranium prices continued to decline, however, our three-year TSR outperformed our comparator group at the 68th percentile.

The committee compared TSR performance with the CEO’s three-year average reported compensation (includes the value of the equity-based compensation at the time of grant), and three-year average realized and realizable compensation (includes the estimated value of the equity-based compensation based on actual performance and share price).

The graph that follows shows that realized and realizable compensation is well correlated with Cameco’s share performance.

The CEO’s realized and realizable pay in each year is lower than the grant date value disclosed in the summary compensation table, demonstrating the alignment between our compensation program and performance. Cameco has had strong financial, production and safety results in this three-year period. However, TSR has been below target two of the three years. Realized and realizable compensation is lower when all performance measures do not show positive results.

Cameco’s performance-based, long-term incentive awards ensure that the actual long-term value received by our executives is well aligned with shareholder experience because it correlates with both our share price and our performance.

LOOK AHEADING AHEAD TO 2015

Challenges in the uranium market have persisted since early 2011 and the market today remains in a state of oversupply. In addition, market activity is much lighter than it has been in the past. Utilities are well covered in their fuel requirements and are not under pressure to contract for more.

For market conditions to improve, we need to see movement on some key factors including:

—   reactor restarts in Japan

—    return of long-term contracting in a significant manner

—    continued progress on new reactor construction.

Our strategy remains centered on taking advantage of the long-term growth we see coming in our industry, while maintaining the ability to respond to market conditions as they evolve. We carry out all of our business with a focus on safety, people and the environment. Our core business is uranium production, the largest value driver of the nuclear fuel cycle. Our uranium strategy is to profitably produce at a pace aligned with market signals to increase long-term shareholder value.

[2]	Non-IFRS measure as described in our 2014 annual MD&A. See note 1 on page 76 for more information.

52    CAMECO CORPORATION

The short-term and long-term incentive-based targets are aligned with our strategy as they focus on:

—     achieving shareholder returns better than our comparator group

—    delivering net earnings and cash flow in a tough market  environment

—     achieving profitable uranium production

—    effectively managing capital projects

—    achieving uranium sales prices higher than our competitors

—     maintaining production flexibility

—    attracting and retaining a skilled workforce

—    keeping people safe

—     protecting the environment

—    securing support from our communities.

This strategy will provide Cameco with increased flexibility to deliver the best value through this period of uncertainty, while positioning us to benefit when more certainty returns to the market, as we expect it will.

For 2015, the committee and its independent consultant determined that the CEO’s salary and target short-term incentive were significantly below market median, resulting in total direct compensation that was also significantly below market median. Accordingly, taking into account the CEO’s experience in the role, his performance, internal equity and the operational performance of Cameco, the committee recommended and the board approved an increase in the CEO’s salary of 6.8% to $1,000,000, an increase in the CEO’s target STI award from 95% to 100% of his salary and an increase in the CEO’s LTI to 325% of salary. The resulting changes position the CEO’s salary and target STI slightly below market median and his total target direct compensation at the median of the market.

The other named executives each received salary increases of 4.0% for 2015, consistent with Cameco’s team approach to executive compensation. The changes position salaries within a competitive range of market median and take into account sustained long-term performance, experience in the role and internal equity for each of the named executives.

These changes in executive base salaries follow a 2% increase in 2014, 0% increase in 2013 and 2% increase in 2012 (other than the 5% increase for the chief commercial officer in 2012 and 11% in 2014 for alignment purposes).

The compensation timeline on page 55 gives more context to the compensation decisions described above. Page 56 discusses the trend in share performance and total compensation awarded to the named executives over the past five years.

The committee is committed to working hard on behalf of the board and overseeing all compensation matters in the best interests of Cameco and its shareholders.

We introduced ‘say on pay’ in 2010 and have held an advisory vote every year since. Last year we received over 91% approval for our approach to executive compensation. While this feedback is very positive, we continue to monitor developments in executive compensation and evolving best practices to make sure our programs and decisions are appropriate. In 2015, we will be conducting our triennial review of executive compensation and will communicate any program changes in next year’s CD&A.

I hope this overview has given you more insight to our approach to executive compensation and how it is linked to performance and the long-term interests of Cameco and its shareholders.

Sincerely,

James Curtiss

Chair

Human resources and compensation committee

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Cameco compensation practices

The human resources and compensation committee ensures our executive compensation program is based on sound decision-making processes and is competitive, pays for performance, motivates and attracts talent, and focuses on creating shareholder value.

WHAT WE DO

Ö	Pay for performance – 80% of the compensation for the CEO is at-risk pay – variable, contingent on performance and not guaranteed (see page 61)

Ö

Share ownership – we require all of our executives to own shares in Cameco and to retain their current shares and obtain additional shares using the proceeds from redeeming or exercising vested equity awards until they have met their target ownership (see page 63)

Ö	Performance based vesting – 60% of the long-term incentive vests at the end of three years based on our absolute performance, relative TSR and relative average realized uranium price (see page 69)

Ö	Benchmarking – we benchmark executive compensation against a size and industry appropriate comparator group and target compensation to the median of the group (see page 62)

Ö

Caps on incentive payouts – our STI and PSU plans cap payouts at a maximum of 200% of target for exceptional performance. The human resources and compensation committee and the board cannot exceed this cap (see pages 44 and 66)

Ö

Stress testing and back testing – we stress test different scenarios to assess appropriateness of pay and avoid excess risk-taking, and the committee looks back at long-term incentive awards previously granted when granting new awards (see page 43)

Ö	Clawbacks – our clawback policy applies to all executives and all incentive compensation awarded (see page 43)

Ö	Anti-hedging – directors, executives and other employees are prohibited from hedging their shares or equity-based compensation (see page 44)

Ö	Independent advice – the committee receives compensation advice from an independent advisor (see page 44)

Ö

Realized and realizable pay – the value ultimately realized from a long-term incentive award can be significantly different from the grant value. Share price is only one factor that affects the payout value (see pages 56 and 66)

Ö	Modest benefits and perquisites – these are a small part of total compensation and are market competitive (see page 72)

Ö	Employment agreements – employment agreements with the named executives protect specialized knowledge, contacts and connections obtained while at Cameco (see page 88)

Ö	Double trigger – the severance provisions in our executive employment agreements and our LTI plans have double triggers in the event of a change of control (see page 89)

WHAT WE DON’T DO
X	No repricing of stock options

X	No dividend equivalents on PSUs until they vest

X	No tax gross-ups

X	No excessive severance obligations

X	No bonus amounts or value of equity awards included in pension calculations (see page 87)

See Compensation governance on page 43 and the CD&A beginning on page 61 for more information.

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Executive compensation and strategy

Cameco’s strategy is to generate long-term shareholder value by aligning our growth with market signals to take advantage of the growth we see coming in our industry. The board is a strategic asset, working directly with management in the development of the strategic plan. Management’s primary focus is on executing on projects that provide the greatest certainty in the near term, operating with an optimal asset base and maximizing efficiencies to remain competitive. The board plays a key role in overseeing risk and execution of the corporate strategy and challenging management on their progress.

We establish corporate objectives to achieve our strategic plan and our executive compensation program is directly aligned with the strategic plan:

—	measures within these objectives form the basis of the compensable targets under the short-term incentive plan
—	performance share units (PSUs) measure absolute and relative performance over a three-year period. The value realized is based on share performance and outcomes against targets based on our long-term strategic goals: relative TSR, relative uranium price and absolute production.

Compensation timeline

The chart below shows the different components that make up total direct compensation for our executives. Our short-term incentive plan offers the potential for executives to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year.

Long-term incentives include a PSU plan and stock option plan, which have different terms for vesting and payouts. These incentive plans focus management on the importance of future value and drive corporate performance over the longer term.

Performance-based vesting and share price fluctuation can have a dramatic impact on the realized and realizable value of equity-based compensation. The named executives realized 106% of the grant value of the 2012 PSU awards that vested at the end of 2014 (see pages 77 through 79). Option awards granted to the named executives over the past eight years are under water (exercise price is greater than the share price as of December 31, 2014).

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Share performance and executive compensation

The graph below compares our TSR to the S&P/TSX Composite Total Return Index for the past five years, assuming an initial $100 investment at the beginning of 2010 and reinvestment of dividends.

It also compares our TSR to the named executives’ compensation and shows a strong correlation between our share performance and realized and realizable compensation.

—	The three-year average reported compensation is for the named executives during the three-year period ending in the designated year. It reflects the sum of total compensation over the three years from the summary compensation table in our previous management proxy circulars, divided by three.
—	The three-year average estimated realized and realizable compensation is for the named executives during the three-year period ending in the designated year. It reflects the sum of estimated realized and realizable compensation over the three years, including base salary, short-term incentive bonus, realized or realizable amounts for LTI (PSUs, options and RSUs) and pension value, divided by three. These amounts have been determined in the same manner as the total realized and realizable compensation in the CEO’s compensation lookback table on page 60.
—	We believe the method of three-year averages provides a reasonable reflection of long-term compensation because PSUs and RSUs pay out after three years and options vest over three years.

MARKET CONTEXT

In 2009, share prices of all publicly-traded companies, including Cameco, began to recover following the 2008 global financial crisis, as confidence in financial markets began to be restored. At the same time, the uranium market entered a period of discretionary purchasing due to the high uranium prices and contracting levels during the 2005 to 2007 time frame, causing the uranium price to remain relatively stable until mid-2010.

In June 2010, Chinese utilities began to sign long-term uranium contracts for significant volumes. This became a catalyst for the market as the uranium spot price rose from $40/lb (US) range to over $70/lb (US) by the end of the year.

In March 2011, the events at the Fukushima nuclear power plants in Japan had an immediate and negative effect on share prices of companies involved in uranium exploration, development and production. As a result, the uranium market entered a period of fundamental over-supply and discretionary purchasing, which initially caused uranium prices to fall, and then remain relatively stable throughout 2012.

In 2013, a slower than expected pace for reactor restarts in Japan, unexpected reactor shutdowns in the US and temporary shutdowns in South Korea led to demand erosion. Compounding the issue, the supply side performed well: primary supply remained stable while secondary supply increased modestly, primarily due to enricher underfeeding – when enrichers use current excess capacity and less uranium feedstock to generate a given volume of enriched uranium.

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Although there were some positive developments in 2014, there were no fundamental changes to the uranium market. Supply continued to be readily available in the near term, and despite some volatility in the third and fourth quarters, the spot price ended the year at $35.50 (US) compared to $34.50 (US) at the end of 2013.

Our share price has generally followed a similar pattern to the uranium spot price since 2009. In 2014, we saw volatility in our share price and the uranium spot price. In addition, since we are classified as an energy company, our share price, like those of other energy-related companies, was impacted by the declining oil prices, which caused a movement out of energy stocks in 2014.

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ABOUT EXECUTIVE COMPENSATION

The graph shows the trend in total compensation awarded to our named executives from 2010 to 2014. The grant date value of total compensation for the named executives is the total annual compensation for the named executives disclosed in the summary compensation table in our previous management proxy circulars.

—	2010 – total compensation increased in 2010 because of strong performance in virtually all aspects of our business. Our production and financial results exceeded expectations and generally our results in all other areas of the business met or exceeded expectations.
—	2011 – base salaries and incentive awards for the five equivalent executive positions were lower because of changes in the five positions that were partly offset by a retention incentive granted to Tim Gitzel when he was appointed president and CEO. Total compensation declined in 2011, but was proportionately less than our share performance because we delivered excellent financial and operating results.
—	2012 – the executive team received modest increases in base salary. Although corporate performance was strong, the short-term incentive bonus was significantly reduced from 2011 because we did not fully meet some of our compensable targets. The bonuses for the CEO and CFO were slightly higher in 2012 compared to 2011 because they were based on a full year in their new roles, versus only a half year in 2011.
—	2013 – the executive team received no increases in base salary. Although our corporate performance was solid, we did not fully meet some of our compensable targets and continued to be affected by industry conditions. The short-term incentive bonuses awarded to our named executives were less than in 2012.
—	2014 – the executive team received modest increases in base salary in 2014. Total compensation increased as a result of special RSU retention awards made to three named executives in 2014. Bonuses for 2014 were higher because of our strong corporate performance in 2014 (see pages 73 through 76).

THIS YEAR’S NAMED EXECUTIVES

The next section discusses our executive compensation program and the pay decisions affecting our Chief Executive Officer, Chief Financial Officer and the three next highest compensated officers (named executives) as of December 31, 2014:

— Tim Gitzel	President and Chief Executive Officer (CEO)
— Grant Isaac	Senior Vice-President and Chief Financial Officer (CFO)
— Robert Steane	Senior Vice-President and Chief Operating Officer (COO)
— Ken Seitz	Senior Vice-President and Chief Commercial Officer
— Alice Wong	Senior Vice-President and Chief Corporate Officer

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CEO compensation summary

Tim Gitzel President and CEO

Tim Gitzel became president and CEO of Cameco Corporation on July 1, 2011.

Tim joined Cameco in January 2007 as senior vice-president and chief operating officer and was appointed president in May 2010. He has extensive experience in Canadian and international uranium mining through 20 years of senior management experience.

2014 pay mix

2014 base salary and short-term incentive

Tim’s total cash compensation in 2014 was $1,996,400, including:

—    base salary of $936,400

—   an annual cash bonus of $1,060,000, which was 119% of his target award.

Our STI plan for 2014 was based on 13 objectives which scored 119.2% of target.

Long-term (equity-based) incentives

As president and CEO, Tim receives approximately 60% of his compensation on a deferred basis as long-term incentives. This is at-risk, equity-based compensation – if our share price increases, so will the value Tim receives when the long-term incentives vest in several years. The 70,000 RSUs awarded to him on July 1, 2011 at a grant price of $25.44 vested on July 1, 2014. Tim received 39,200 Cameco shares instead of cash – the value was calculated net of taxes of 44% and the remaining amount was used to purchase Cameco shares at an average price of $21.14.

The table below shows the grant and current realized and realizable value of long-term incentives awarded to Tim from 2012 to 2014 and the RSUs that vested in 2014. 2012 PSUs vested on December 31, 2014 with a realized value of $1,168,065. His options have a current value of zero because the exercise prices of all awards granted between 2012 and 2014 are more than our share price on December 31, 2014.

The total realized and realizable value of Tim’s long-term incentive compensation is 39% of the total grant value, highlighting the link to pay for performance.

To quantify the long-term incentives, we are reporting the grant date and current values over the three-year period to provide a reasonable reflection of long-term compensation because PSUs and RSUs pay out after three years and options vest over three years.

	•	PSUs and options (grant value) – see the 2012 PSUs grant value and the total of 2012 to 2014 options grant value in the summary compensation table on page 81.
•

PSUs (realized value) – amount Tim received on 52,100 PSUs granted to him in 2012 and paid in early 2015 for the performance period ending December 31, 2014. The PSU amount is based on achieving 118.6% of target and $18.90, the actual average purchase price of Cameco shares on the TSX on March 2, 2015 paid on behalf of the named executives. PSUs granted in 2013 and 2014 have not been included because they have not vested.

•

Options (current value) – includes the value of in-the-money options granted in 2012, 2013 and 2014. The value of the options granted to Tim in this period are based on the closing price of Cameco shares on the TSX on December 31, 2014. The realized and realizable value is zero because none of the options are in the money.

•

RSUs (current value) – RSUs were granted to Tim on July 1, 2011 and vested on July 1, 2014. The grant value is based on 100% of target and the realized value is based on the average purchase price of $21.14.

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CEO’s compensation lookback

The information in this section is for the three-year period 2012 to 2014. The table below shows the value of Tim Gitzel’s three-year average compensation and his compensation disclosed in the summary compensation table in each of the past three years compared to the realized and realizable value of this same compensation.

Tim has been president and CEO throughout this three-year period. His three-year average realized and realizable pay and his realized and realizable pay in each year is lower than the grant date value disclosed in the summary compensation table, demonstrating the alignment between our compensation program and performance. Cameco has had strong financial, production and safety results in this three-year period, however, TSR has been below target two of the three years. Realized and realizable compensation is lower when all performance measures do not show positive results.

TIM GITZEL’S COMPENSATION (THREE YEARS FROM 2012 TO 2014 AND THREE-YEAR AVERAGE)
	Three-year average	2014	2013	2012

CEO three-year average compensation

The bar charts below shows the impact of at-risk pay and the effect that performance and share price have on realized and realizable pay. There is a difference of -66% between the average grant value and the average year-end value.

Base salary	924,133	$936,400	$918,000	$918,000
Annual incentive pay	878,333	1,060,000	785,000	790,000
RSUs paid out	493,157	1,479,471	–	–
PSUs awarded and paid out	639,122	1,168,065	468,716	280,584
Options exercised	–	–	–	–
Realized compensation subtotal	2,934,745	4,643,936	2,171,716	1,988,584
RSUs outstanding	–	–	–	–
PSUs outstanding	–	–	–	–
Options granted and outstanding	–	–	–	–
Pension	289,483	292,700	264,500	311,250
Realizable compensation subtotal	289,483	292,700	264,500	311,250
TOTAL REALIZED AND REALIZABLE COMPENSATION (based on 2014 year-end value)	3,224,228	4,936,636	2,436,216	2,299,834
TOTAL COMPENSATION AS REPORTED IN THE SUMMARY COMPENSATION TABLE (based on grant date values)	4,863,985	5,099,097	4,720,325	4,772,534

•	Base salary – salary amounts paid each year. Tim was awarded an annual base salary of $900,000 when he assumed the position of president and CEO on July 1, 2011. He received a 2% salary increase in 2012, no salary increase in 2013 and a 2% salary increase in 2014.

•	Annual incentive pay – bonus amounts paid each year. Tim was awarded a bonus of $1,060,000 in 2014, $785,000 in 2013 and $790,000 in 2012.

•	RSUs paid out – RSUs vested and paid out in July 2014. Tim received one grant of RSUs when he became CEO in July 2011. They were paid out in Cameco common shares in July 2014 (see page 82 for details).

•	PSUs awarded and paid out – amounts paid out on PSUs awarded in 2010, 2011 and 2012 that vested in 2012, 2013 and 2014.

•	Options exercised – the amount earned from options exercised from 2012 to 2014. Tim did not exercise any stock options in 2012, 2013 or 2014.

•	RSUs outstanding – no RSUs were awarded between 2012 and 2014.

•	PSUs outstanding – the outstanding PSUs granted in 2013 and 2014 have been given a zero value because they are performance-based awards that have not vested and may have a zero payout value when they vest.

•	Options granted and outstanding – the amount that could be earned upon exercise of options that were granted from 2012 to 2014 based on $19.05, the closing share price of Cameco common shares on the TSX on December 31, 2014. No options granted between 2012 and 2014 are in the money.

•	Pension – pension values reported for 2012, 2013 and 2014 in the summary compensation table.

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Executive compensation

Compensation discussion and analysis

1. Approach Our executive compensation program is based on strong principles, a disciplined process and thorough research and analysis. Our program has three goals:			About the compensation mix We use financial and operational measures to assess performance for short- and long-term incentives. 60% of the 2014 long-term incentive vests based on performance.
1.	Attract, retain and motivate executives, who are operating in a highly-demanding, complex and competitive business environment.
2.	Establish a clear link between corporate performance and executive pay.
3.	Motivate executives to create shareholder value by:
	—	using total shareholder return as a performance measure
	—	rewarding them when they successfully achieve corporate and individual performance objectives over the short and long term
	—	ensuring a significant portion of their total compensation is at risk, reinforcing the importance of strong leadership and their ability to influence business outcomes and financial performance, and is tied to share value to align the interests of executives and shareholders.

COMPENSATION TARGETS

We target base salaries and total compensation at the median of our comparator group.

The charts below show the 2014 target mix for direct compensation for our senior executives, and the amount of at-risk compensation.

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RESEARCH AND BENCHMARKING

We use national, provincial and industry compensation forecasts and benchmark our executive compensation against our comparator group for individual compensation components and total compensation by position. Performance, scope of the role, seniority and internal equity are also considered.

We engage an independent compensation consultant for advice and analysis to make sure our executive compensation is fair and competitive and we are balanced in our decision-making.

As a publicly-traded, global nuclear energy company based in Canada, we have no peers that are directly comparable, so the human resources and compensation committee, with the support of its independent consultant, established a comparator group of companies to assess compensation levels.

Comparator group

We use one comparator group to benchmark our director and executive compensation and to assess relative performance.

The comparator group of 21 companies represents a cross-section of Canadian capital intensive companies from different sectors that are similar by size of assets, revenue, enterprise value and market capitalization. These companies were also selected because they are in regulated or relevant industries and have complex businesses, operations in multiple geographic locations and jurisdictions, and a head office in Canada, which are the same principles and criteria we used to establish the comparator group from 2009 to 2013.

We added eight companies for 2014 to maintain a robust comparator group in light of the acquisition of several of the comparator companies. The new companies added to the group are from the mining and oil and gas industries and meet the established principles and size criteria.

DIVERSIFIED METALS, MINING AND GOLD	ENERGY (OIL, GAS AND METHANOL)	UTILITIES, ENERGY INFRASTRUCTURE AND POWER PRODUCERS

Agnico-Eagle Mines Ltd.

Agrium Inc.

Eldorado Gold*

First Quantum Minerals Ltd.

IAMGold*

Kinross Gold Corp.

Lundin Mining Corp.

Potash Corp. of Saskatchewan

Sherritt International Corporation

Teck Resources*

Yamana Gold, Inc.

	Arc Resources* Crescent Point Energy* EnCana Corp.* Enerplus Resources Fund Methanex Corp. Penn West Petroleum* Talisman Energy Inc.*	Emera Inc. Fortis Inc. TransAlta Corp.

* New to the comparator group in 2014.

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SHARE OWNERSHIP

We require our executives to own Cameco shares so they have a vested interest in the company aligned with shareholders.

Our share ownership guidelines are a multiple of base salary:

—	CEO – 4 x base salary
—	senior vice-presidents – 2 x base salary
—	vice-presidents – 1 x base salary.

Executives must meet their ownership targets within five years of being appointed to the position. Four of our named executives, including the CEO and CFO, were promoted to their positions in 2011 so they have until 2016 to meet their ownership targets. All of our named executives meet their share ownership requirements.

In 2013, we revised the guidelines so that if an executive is promoted to a higher level and it resulted in a higher share ownership target, they will have an additional three years to meet the increased target. Executives must use the after-tax proceeds from the payout of their PSU awards and the exercise of stock options to purchase additional Cameco shares until they have met their ownership requirements. In addition, named executives who received special grants of RSU awards receive Cameco shares when the RSUs vest, which they must hold for two years after vesting or until they have met their share ownership target, whichever is longer.

The table below shows the number of shares held by our named executives at December 31, 2014. We calculate the target value of share ownership by using their 2014 base salary and the multiplier for their position. Share value is based on $19.05, the closing price of Cameco common shares on the TSX on December 31, 2014 or the executive’s purchase price, whichever is higher. See the notes to the table below for information about how we determine the PSU and RSU values.

NAME	2014 BASE SALARY ($)	MULTIPLE	TARGET VALUE OF OWNERSHIP ($)	CAMECO SHARES		QUALIFYING PSUs		RSUs		VALUE OF SHARE OWNERSHIP ($) (SHARES, RSUs AND QUALIFYING PSUs)	MEETS SHARE OWNERSHIP GUIDELINES

				NUMBER HELD (#)	VALUE ($)	NUMBER HELD[2] (#)	VALUE[3] ($)	NUMBER HELD[4] (#)	VALUE[5] ($)

Tim Gitzel[1]	936,400	4 x	3,745,600	133,855	2,910,164	55,200	1,051,560	–	–	3,961,724	Has met 105% of the target for the CEO.

Grant Isaac	468,200	2 x	936,400	20,140	418,683	18,400	350,520	34,240	326,136	1,095,339	Has met 116% of the target for the CFO.

Robert Steane	572,200	2 x	1,144,400	61,530	1,164,912	28,120	535,686	–	–	1,700,598	Has met 148% of the target for the COO.

Ken Seitz	466,200	2 x	932,400	17,409	395,099	17,409	331,641	31,330	298,418	1,025,158	Has met 109% of the target for this position.

Alice Wong	416,200	2 x	832,400	27,108	577,581	12,280	233,934	30,440	289,941	1,101,456	Has met 132% of the target for this position.

1.	See Tim Gitzel’s profile on page 16 for the total number and value of the CEO’s shares and all PSUs, not just qualifying PSUs.

2.	This is the lesser of the number of the qualifying PSUs and the number of Cameco common shares, held by the named executive.

3.	The value of the qualifying PSUs is calculated as 80% of target, net of taxes of 50%, multiplied by $19.05, the closing price of Cameco shares on the TSX on December 31, 2014.

4.	RSUs were granted on March 3, 2014 based on two times the executive’s 2013 salary.

5.	The value of the RSUs is calculated net of taxes of 50%, multiplied by $19.05, the closing price of Cameco shares on the TSX on December 31, 2014.

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2.  Annual decision-making process

The board, human resources and compensation committee and management are involved in compensation decision-making. The committee is responsible for making compensation recommendations to the board for its approval.

The illustration below shows our process, the different inputs we use to determine compensation and the flow of information, recommendations and approval by our board.

ASSESSING THE PROGRAM

The human resources and compensation committee believes that it is good practice to review our compensation programs each year and continued this practice in 2014 (read about the changes planned for 2015 on page 72).

The committee reviews all policies and programs relating to executive compensation, which involves:

—	establishing the annual corporate objectives to measure performance
—	determining the proposed base salaries, short-term incentive awards, grants of performance share unit awards and stock options
—	evaluating performance
—	reviewing and recommending executive compensation to the board for review and approval.

The committee retains an external consultant as an independent advisor on compensation matters who is also involved in the compensation review. Management retains a different external consultant as a general resource on human resources and other matters (see Compensation governance on page 43 for more information).

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3. Measuring performance

Compensation decisions are based on corporate and individual performance, which drive our strategy to profitably produce at a pace aligned with market signals to increase long-term shareholder value, and to do that with a focus on safety, people and the environment.

CORPORATE PERFORMANCE

We assess our corporate performance by how well we achieve both financial and operational goals, and group our corporate objectives into our four measures of success:

—   outstanding financial performance

—  safe, healthy and rewarding workplace

—  clean environment

—   supportive communities.

The board approves our corporate objectives every year, as recommended by management and following a review by the human resources and compensation committee. These objectives support our strategic plan.

PSU awards granted in 2012 were measured against four performance targets. They vested on December 31, 2014 and were paid out early in 2015 based on our performance against those four targets for the three-year performance period (see pages 77 through 79 for the performance assessment and details of the payout).

Performance measures under our STI and PSU plans are linked to our strategic plan to ensure our long-term growth and focus on creating shareholder value. The better we perform, the greater the potential to realize a higher payout value.

INDIVIDUAL PERFORMANCE

The board assesses the CEO’s individual performance using the annual corporate objectives and recommendations by the human resources and compensation committee, which are based on:

—   overall corporate performance

—  implementation of the CEO’s strategies to increase shareholder value

—   achievement of the CEO’s individual performance objectives.

The committee reviews reports from management and the CEO’s self-assessment and consults with its compensation consultant before making its recommendation to the board.

At the beginning of the year, the CEO establishes individual performance objectives for each senior vice-president, allocating and weighting the annual corporate performance objectives by individual based on the executive’s influence in a given area.

At the end of the year, the CEO compares actual performance to the targets and prepares a report on each senior vice-president that summarizes their individual performance and leadership effectiveness, which is discussed with the committee. The committee then consults with its compensation consultant, and makes its recommendations to the board.

The board approves all final decisions on executive compensation. See page 80 for details about the compensation decisions in 2015.

MEASURING SUCCESS

Our four measures of success allow us to proactively address the financial, social and environmental aspects of our business. We believe that each is integral to our overall success and that, together, they will ensure our long-term sustainability.

Linking pay to performance

All of the corporate objectives become the CEO’s individual objectives, and are allocated among the senior vice-presidents to form part of their individual objectives. The CEO’s individual objectives also include leadership expectations established by the board.

A number of corporate objectives were chosen as performance measures under our short-term incentive (STI) plan. The table beginning on page 73 lists our 2014 corporate objectives and weightings, and the threshold, target, maximum and actual performance against these objectives under the STI plan.

Under our PSU plan, we assess performance over a three-year period based on three objectives, including relative TSR. These objectives were recommended by management, reviewed by the human resources and compensation committee and then recommended to the board for approval. The table on page 69 sets out the measures for PSUs granted in 2014.

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4.  Compensation components

Five components make up total executive compensation:

— Base salary
— Short-term incentive (STI)	at-risk compensation
— Long-term incentive (LTI)
— Pension
— Group benefits

TYPE OF COMPENSATION	FORM	PERFORMANCE PERIOD	HOW IT IS DETERMINED	RISK MANAGEMENT FEATURES

FIXED COMPENSATION	Provides market competitive level of fixed compensation

Base salary (page 67)	Cash	One year	Based on market competitiveness among the comparator group, individual performance, experience, scope of the role and internal equity.	Fixed pay, paid throughout the year, and provides a certainty at a base level for fulfilling their responsibilities. Represents 20-28% of target direct compensation of the named executives.

VARIABLE (AT-RISK) COMPENSATION	STI compensation encourages achievement of pre-established corporate and individual performance objectives. Payout is subject to clawback policy (effective January 1, 2013)

Short-term incentive (page 67)	Cash	One year	Focuses on specific annual objectives. Target award based on market competitiveness among the comparator group and other factors. Actual award based on corporate and individual performance.

Provides a balanced focus on short-term performance based on pre-determined set of performance metrics weighted and scored in our scorecard. Actual payout on all metrics could be 0-200%. Targets and results are approved by the board. Targets continue to be scrutinized and tested to examine the stretch component within the plan.

Using 13 balanced and diverse performance metrics reduces the risk associated with emphasizing a single (or limited) performance measures.

VARIABLE (AT-RISK) COMPENSATION

LTI compensation provides incentive to achieve longer-term performance and opportunity to receive equity-based compensation and align with shareholder interests, including reaching required share ownership levels. Payout is tied to Cameco share performance and subject to clawback policy (effective January 1, 2013)

Long-term incentive (page 68)	Performance share units	Three-year term, with vesting at the end of three years

Focuses on longer-term objectives (three years).

Target award based on market competitiveness of the LTI package among the comparator group and other factors.

Actual payout based on our overall performance, combining a balanced scorecard of:

—  average relative realized uranium price

—  increased production

—  three-year relative total shareholder return.

At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash.

Performance is measured on previously established targets. Three-year vesting period maintains longer term focus for decision-making and management of business.

Vesting and payout eligibility capped. Payout on the relative TSR metric could be 0-200% and on the other metrics could be 0-150%.

Stretch targets are based on an improvement over the comparator group and market and historical performance.

	Stock options	Eight-year term, with one-third vesting each of the first three years starting on the first anniversary of the grant date	Target award based on market competitiveness of the LTI package among the comparator group and other factors. The final realized value is based on the appreciation of Cameco’s share price.	Provides a balanced incentive to take appropriate risks. Three-year vesting eligibility period and eight-year term maintain longer-term focus for decision-making and management of business.

	Restricted share units	Three-year term, with vesting at the end of three years	Mainly used as a targeted retention tool in individual circumstances. At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash.	Three-year vesting and eligibility period supports retention and longer-term focus for decision-making.

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TYPE OF COMPENSATION	FORM	PERFORMANCE PERIOD	HOW IT IS DETERMINED	RISK MANAGEMENT FEATURES

Pension (page 72)	Defined contribution pension plan Supplemental executive pension program (defined benefit)	Ongoing	Based on market competitiveness and legislative requirements.	Tax efficient way to provide employment benefits. Provide security for employees and their families.

Group benefits (page 72)	Group insurances, health and dental, income protection	Ongoing	Based on market competitiveness.

We also have employment agreements with our named executives (see page 88).

BASE SALARY

We benchmark base salaries within a competitive range of the median of the comparator group.

We review base salaries every year, and compare them to similar positions in the comparator group. Then we review our corporate performance, the individual’s performance, experience and scope of the role and internal equity to make sure any increases are fair and balanced. Salary adjustments for our senior executives go into effect as of January 1.

SHORT-TERM INCENTIVE PLAN

The STI plan gives executives the opportunity to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year.

For named executives, corporate performance is weighted higher than individual performance. Awards range from 0 to 150% of the STI targets (compensable targets) established for the year, based on the level of performance. The company has to meet a minimum level of performance (threshold) for each measure before being eligible for any payout on that measure. The threshold performance provides a 50% payout on that measure. Achieving 100% of target produces 100% payout on that measure. The maximum payout on any STI target is 150%. There is no payout if performance is below threshold. The targets are considered challenging or stretch.

The human resources and compensation committee sets the target STI for each executive based on position, internal equity and market competitiveness. The table below shows the current target levels and weightings used to establish the actual awards. The weighting of corporate and individual performance is the same for all executives, which promotes executive teamwork and better aligns the interests of executives and shareholders. Actual bonuses are based on performance for the year and paid in the following year after our year-end results are released.

POSITION	STI TARGET FOR 2014 (% OF BASE SALARY)	CORPORATE PERFORMANCE WEIGHTING	INDIVIDUAL PERFORMANCE WEIGHTING

CEO	95%	80%	20%

Senior vice-presidents	50 to 70%	80%	20%

Determining the payout

We use a balanced scorecard to broadly measure performance and give participants a clearer picture of their potential award. The scorecard has a number of weighted objectives (compensable targets) aimed at driving annual performance in key areas. The objectives (compensable targets) are tied to our four measures of success and individual performance measures.

We calculate STI as follows:

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Measuring corporate performance

The board establishes the measures and weightings every year based on the recommendation of the committee. These objectives represent our four measures of success, and are grouped into two sets of measures that each add up to 100%. The product of these two sets of measures is the corporate performance multiplier. See pages 73 through 76 for the objectives and results of each measure for the 2014 STI.

The human resources and compensation committee consults with the safety, health and environment committee on our performance related to safety, health and the environment and related corporate results as part of the process in determining the STI awards.

Measuring individual performance

Assessment of individual performance is based on the executive’s contribution to corporate performance and individual performance measures, and these assessments are approved by the committee.

The committee determines the measures and weightings for assessing the CEO’s performance, while the CEO establishes the same for the senior executives.

Using discretion

The board can increase or decrease the amount of the STI payment when there are significant external challenges or opportunities that were not contemplated or reasonably expected when the objectives were set. It cannot exceed the maximum payout of 200%.

LONG-TERM INCENTIVE

LTI provides executives and management employees the opportunity to receive equity-based compensation to drive longer-term performance. Both the committee and the board confirmed the importance of equity-based compensation to stay competitive, motivate employees to deliver strong longer-term performance and link their interests with those of shareholders.

In 2014, the LTI was changed so that only executives (vice-presidents and above) receive stock option grants. Other management employees receive RSU awards rather than options as a more effective retention tool and long-term incentive.

The combination of PSUs, options and RSUs allows us to use different vesting criteria, eligibility and performance measures for at-risk compensation.

AWARD	HOW IT’S USED	BUSINESS FOCUS	WHO PARTICIPATES	VESTING	HOW IT’S SETTLED	ALIGNED WITH SHAREHOLDERS

PSUs (page 69)	60% of target LTI award	Performance vesting criteria Directly linked to long term, absolute and relative performance and share price Reduces the number of option awards, lessening the dilutive impact to shareholders	Vice-presidents and above	Based on financial and operating performance and TSR at the end of a three-year period	Cameco shares purchased on the market or cash	Motivates executives to create shareholder value that can be sustained over a longer period on both an absolute and relative basis; non-dilutive

Stock options (page 71)	40% of target LTI award	Ties a portion of future compensation to the long-term performance of our shares	Vice-presidents and above	Vest over three years, expire after eight years	Option to buy Cameco shares at the exercise price	Motivates executives to increase shareholder value

Restricted share units (page 72)	Mainly for targeted retention	Ties a portion of future compensation to the longer term performance of our shares	Select executives	At the end of three years	Cameco shares purchased on the market or cash	Motivates executives to increase shareholder value; non-dilutive

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Determining the mix

The committee evaluates the mix of options and PSUs every year, and discusses national trends with its compensation consultant, including the importance of stock options in our industry and the emphasis Canadian public companies continue to place on stock options and other equity-based awards. The committee takes into account previous awards of PSUs, options and RSUs when it considers new LTI grants.

Governance concerns have been expressed about the use of stock options and the committee regularly reviews the merits of keeping stock options in our compensation program. Stock options are a tax-efficient incentive focused on share performance that provides a longer-term horizon for at-risk compensation and are a common form of LTI in our comparator group.

The committee set the 2014 target mix of the expected value of the long-term incentives at 60% PSUs and 40% options, so a high percentage of LTI has performance-based vesting. Companies in our comparator group typically have a lower portion of LTI allocated to performance-based vesting.

LTI awards are granted every year on March 1 (or the next business day if March 1 falls on a weekend) after we publicly disclose our results for the previous fiscal year. If we impose a trading blackout period that includes March 1, we will make the grants on the next trading day after the blackout period has ended. The committee takes into account equity awards previously granted when it determines the PSU and option awards each year.

The board can make special LTI grants at other times during the year, for retention or other special reasons.

Non-executive employees (union and non-unionized) participate in the employee share ownership plan (ESOP). We make annual base contributions to the plan, and match 50% of employee contributions up to a maximum of 1.5% of an employee’s base salary. Executives do not participate in ESOP because they participate in the PSU plan.

Performance share unit plan

The PSU plan design is described in the table on the previous page. The formula below shows how the performance factors determine the final number of PSUs on vesting.

Each PSU represents an opportunity to receive a Cameco common share purchased on the open market at the end of the three-year performance period (or cash, at the board’s discretion). PSUs do not earn dividend equivalents until they vest.

We use a scorecard to align senior management’s compensation with their ability to improve corporate performance over the three years. As of 2014, performance measures are based on a combination of two corporate measures, one absolute and one relative, and relative TSR, which has the highest weighting of the three measures. The PSUs measure absolute and relative performance so management maintains a balanced, longer-term focus on delivering shareholder value.

The human resources and compensation committee reviews the performance targets every year and recommends them to the board for approval. They are reasonably challenging stretch targets. The table below shows the targets and weightings for PSUs awarded in 2014.

TARGET	WEIGHTING

Average relative realized uranium price 0 to 150%	30%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two independent industry benchmarks for the same period:

—  EIA (U.S. energy information administration) price for sales in the US

—  ESA (Euratom supply agency) price for sales in Europe.

The payout at the end of the three-year period is based on 2013, 2014 and 2015 sales due to timing of when pricing information is available.

Measures relative performance to our competitors.

Consistently achieving higher prices than our competitors is a stretch target because uranium is a fungible product and we need to be creative in our sales efforts in order to distinguish our uranium from our competitors and achieve a premium price.

We use these pricing indicators because they are the only ones that are publicly available.

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TARGET	WEIGHTING

Increased production 0 to 150%	30%	Increase production of U308 by 7.8 million pounds over 2013 production of 23.6 million pounds, over the three-year period 2014 to 2016 to a cumulative total of 86.4 million pounds (our share).	Measures absolute performance and ties directly to our strategic plan.

Our three-year average total shareholder return (TSR) 0 to 200%	40%

Achieve three-year average TSR at the median of the three-year average TSR achieved by companies in our comparator group.

We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the TSX during the three-year period from 2014 to 2016.

			Measures performance relative to our comparator group.

PERFORMANCE MULTIPLIER		The overall performance factor is the sum of the three weighted targets above.

INITIAL GRANT OF PSUs		Notional units awarded at the beginning of the three-year performance period.

PSU PAYOUT		Payout amount is the initial number of PSUs granted, multiplied by the PSU performance multiplier, exchanged for the equivalent number of Cameco common shares.

Performance multiplier

The performance multiplier for each measure depends on our performance against each target. The table below shows how we assess performance against each measure.

Threshold performance for TSR is the 35th percentile, which is in line with market practice ranging between the 25th and 40th percentiles for threshold performance. TSR is a good reflection of performance when comparing like companies in a comparable industry and the same commodity. As companies in our comparator group are not affected by the price of uranium like Cameco, we believe that TSR is a challenging performance target in the current depressed uranium market, and achieving threshold performance of the 35th percentile of our comparator group to trigger at 40% payout on this measure is challenging. This is the first time since we introduced a balanced scorecard for the PSU plan that we have achieved TSR higher than the 35th percentile.

PERFORMANCE MEASURES (AND WEIGHTING)	THRESHOLD PERFORMANCE	IF WE ACHIEVE:	THEN THE PERFORMANCE MULTIPLIER IS:

Average realized uranium price (30%)	80% of our target of 100%	Less than 80% of the corresponding target	0%

		80 to 120% of the corresponding target	50 to 150% (in a straight-line interpolation)

Increased production (30%)		More than 120% of the corresponding target	150 to 200% (in a straight-line interpolation with board discretion)

Our three-year average TSR (40%)	35th percentile (target is the 50th percentile)	Below the 35th percentile among our comparator group	0%

		From the 35th to the 75th percentile	40 to 200% (in a straight-line interpolation with 100% at the 50th percentile)

		Higher than the 75th percentile	200%

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Vesting

Payout formulas have been established for each performance measure, taking into account different levels of threshold performance to determine the performance multiplier and to cap payouts to eliminate any excessive risk-taking.

Applying discretion

The committee can make adjustments at its discretion so that payouts appropriately reflect performance and discourage excessive risk-taking. We fully disclose any use of discretion, together with the rationale and the particular circumstance.

Stock option plan

We provide a stock option plan for senior management employees at the vice-president level and above. The committee takes into account previous equity awards when it considers new grants of options.

The board fixes the exercise price of an option at the time of the grant at the TSX closing price of Cameco common shares on the trading day immediately before the date of the grant.

If an option holder leaves the company, any unvested options will vest during a specific period of time depending on the reason for leaving. Vested options can be exercised during the same period. See Termination and change of control benefits starting on page 88 for details.

No more than 10% of our total shares issued and outstanding can be issued to insiders in a year under the stock option plan and any other security-based compensation arrangement. An employee participating in the plan can only hold options exercisable for up to 5% of our total common shares issued and outstanding. Options cannot be transferred to another person (other than by will or intestate succession).

Our securities trading and reporting policy aligns the interests of our employees and shareholders by prohibiting the securitization of stock options. This means that transactions that could be perceived as speculative or influenced by positive or negative perceptions of Cameco’s prospects, including through the use of puts, calls, collars, spread bets, contracts for difference and hedging transactions, are prohibited.

Making changes

The board can change, suspend or terminate the plan subject to the laws that apply, including but not limited to the rules, regulations and policies of any stock exchange where our shares are listed. Some changes may require approval from shareholders or a governmental or regulatory body.

Neither the board, the human resources and compensation committee nor shareholders can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the plan. See Appendix C for information about the changes that must be approved by shareholders.

International employees

Our non-North American stock option plan (phantom plan) allows eligible employees of our international subsidiaries to participate in our overall growth and profitability in permitted jurisdictions.

The phantom plan has the same objectives and features as our stock option plan, except that these option holders have the right to receive cash payments rather than Cameco shares. The cash amount equals the difference between the closing market price of a Cameco share on the day prior to the exercise date and the exercise price of a phantom stock option.

Plan changes

The committee recommended changes to the stock option plan so that if a change of control results in a termination without cause or for good reason within 24 months of the change of control, all options vest immediately and may be exercised until the original term or within 24 months, whichever is earlier. The board approved the recommendations and changes in 2014. These changes are considered housekeeping in nature and did not require shareholder approval.

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Restricted share units

The board grants RSUs from time to time to senior management mainly as a targeted retention tool on the recommendation of the committee. RSUs typically vest at the end of three years.

In 2014, we transitioned management employees below the level of vice-president from the stock option plan to an RSU plan. Annual grants of LTI awards for those employees now consist of RSUs that vest one-third each year over three years.

Each RSU represents one notional common share. The board has discretion to decide whether the payout is in Cameco shares purchased on the open market, or in cash based on the weighted average closing price of Cameco shares on the TSX for the 20 trading days immediately before the vesting date, after deducting withholding taxes.

The summary compensation table on page 81 gives information about the grant date value of options awarded to the named executives over the past three years. The Incentive plan awards table on page 84 gives information about the 2014 year-end value of the named executives’ unexercised options and PSUs and RSUs that have not vested.

PENSION

Pensions are an integral part of total compensation and a cost-effective and important benefit for attracting and retaining executives and other employees. Executives participate in a registered base plan and a supplemental program.

Registered base plan

We have a registered defined contribution plan for eligible employees. All of the named executives participate in our defined contribution plan. We contribute 12% of the named executive’s pensionable earnings to the defined contribution plan every two weeks up to the annual dollar limit allowed by the Canada Revenue Agency. The maximum dollar amount for 2014 was $24,930.

Supplemental program

This non-contributory supplemental defined benefit program is designed to attract and retain talented executives over the longer term. It provides a retirement income that is commensurate with the executive’s salary and offsets the strict limits under the Income Tax Act (Canada) relating to registered pension plans.

All of our Canadian-based management at the vice-president level and above participate in the program (see Pension benefits on page 86 for more information).

BENEFITS

Group benefits

We provide group benefits to all our employees. The named executives participate in an enhanced program and receive coverage similar to those offered by companies in our comparator group. These benefits include life insurance, long-term disability insurance, extended health care, dental care and emergency medical coverage.

Perquisites

Our named executives also receive additional benefits as part of their total compensation, similar to those offered by companies in our comparator group. These include a financial and tax planning allowance, a vehicle allowance, an executive medical plan and salary protection in the event of short-term disability.

5.    Program changes for 2015

INCENTIVE AWARDS

The human resources and compensation committee recommended changes to the target compensation for the CEO to bring it closer to the market median. His STI target compensation will increase from 95% to 100% of base salary and his LTI target will increase from 300% to 325% of base salary. The board approved the recommendations, and the changes will be implemented in 2015.

COMPENSATION REVIEW

A comprehensive review of our executive compensation program is planned for 2015, consistent with our policy of reviewing the program every three years.

Preliminary work is already underway to review the pay mix, STI plan (including the metrics, targets and weightings), LTI plans, executive share ownership guidelines and our comparator group. The committee plans to work with Meridian, its independent third-party consultant, as part of the process.

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6.    2014 Performance and compensation

BASE SALARY

The named executives received modest salary increases of 2% for 2014, except for Ken Seitz who received an 11% increase in base salary to align his compensation with our comparator group.

SHORT-TERM INCENTIVE PLAN

The STI award is based on targets set for each named executive as a percentage of base salary and actual corporate and individual performance. These percentages are set slightly below those of our comparator group. The plan design is based 80% on corporate performance and 20% on individual performance for all executives.

STI awards are reported in the summary compensation table on page 81, and you can find a complete description of the plan design beginning on page 67.

Corporate performance

Our compensable targets are a combination of financial and non-financial measures and are directly linked to our strategy to profitably produce at a pace aligned with market signals so we can take advantage of the world’s increasing demand for energy. The targets represent our four measures of success – measures that highlight the importance we place on our financial and operational results and the social and environmental aspects of our business as a responsible corporation and global leader in corporate social responsibility.

Our 2014 STI performance was assessed at 119.2%, compared to 83.7% for 2013, based on 13 specific, compensable targets. The financial performance and other measures encourage a balanced focus, and are designed to motivate executive behaviour and drive compensation. Detailed STI performance results and weightings are reported in the table below.

2014 results

Cameco’s performance in 2014 was strong, despite continued uncertainty in the uranium market. Our focus on cost management is reflected in our financial results. We also delivered strong results in terms of our operational, supportive communities, health and safety and clean environment commitments. While we did not achieve all of our targets in 2014, we excelled in other areas as outlined below.

About the payouts

Threshold performance provides a 50% payout on that measure, while performance at 100% of target produces a 100% payout and maximum performance provides a 150% payout on that measure.

There is no payout if performance is below threshold. We have a 200% cap on payouts for performance above the maximum to mitigate excessive risk-taking.

2014 COMPENSABLE TARGETS
OBJECTIVE/TARGET	THRESHOLD	TARGET	MAXIMUM	ACTUAL PERFORMANCE	PERFORMANCE	WEIGHTING	PERFORMANCE RESULT
OUTSTANDING FINANCIAL PERFORMANCE (85% weighting)
Earnings measures Achieve targeted adjusted net earnings and cash flow from operations (before working capital changes).	$274 million	$343 million	$412 million	Adjusted net earnings[1] were $375 million, 9.3% higher than target.	= 123.3% payout x 22.5% =
	$451 million	$564 million	$677 million	Cash flow from operations (before working capital changes)[1] was $710 million, 25.9% higher than target. This results in the maximum achievement of 120% of the target.	= 150.0% payout x 22.5% =
Capital management measures Execute capital projects within scope, on time and on budget (measured by cost and schedule performance indicators).	0.80 (over budget)	1.0	1.20 (under budget)	Our cost performance indicator for 2014 was 1.03 (under budget), resulting in 103% achievement of target.	= 107.5% payout x 10% =
	0.80 (behind schedule)	1.0	1.20 (ahead of schedule)	Our schedule performance indicator was below our threshold for 2014, resulting in a zero rating.	= 0.0% payout x 10% =

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2014 COMPENSABLE TARGETS
OBJECTIVE/TARGET	THRESHOLD	TARGET	MAXIMUM	ACTUAL PERFORMANCE	PERFORMANCE	WEIGHTING	PERFORMANCE RESULT
Cigar Lake measure Achieve the jet boring system (JBS) mining cycle times in six consecutive cavities of an average of 12.3 days per cavity with ≥ 80% of ore recovered in each of the cavities.	14.8 days per cavity	12.3 days per cavity	10.3 days per cavity	Mining cycle times averaged 10.2 days per cavity for six consecutive cavities with at least 80% recovery, resulting in maximum achievement of 120% of the target.	= 150.0% payout x 20% =

SUPPORTIVE COMMUNITIES (15% weighting)
Meet all of our business development obligations under our Collaboration Agreements based on three focused targets.	40%	60%	75%	Site utilization of labour services in our English River First Nation (ERFN) Collaboration Agreement was 50%, compared to our target of 60%. This results in 83.3% achievement of target.	= 75.0% payout x 5% =
	40%	60%	75%	Site utilization of labour services in our Collaboration Agreement with the community of Pinehouse was 52%, compared to our target of 60%. This results in 86.7% achievement of target.	= 80.0% payout x 5% =
	–	Completion by Q2 2014	Completion by Q1 2014	We completed our environmental waste management scoping study for the community of Pinehouse in the second quarter of 2014, meeting the target.	= 100.0% payout x 5% =

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2014 COMPENSABLE TARGETS
OBJECTIVE/TARGET	THRESHOLD	TARGET	MAXIMUM	ACTUAL PERFORMANCE	PERFORMANCE	WEIGHTING	PERFORMANCE RESULT
SAFE, HEALTHY AND REWARDING WORKPLACE (70% weighting)

Strive for no injuries at all Cameco-operated sites and maintain a long-term downward trend in combined employee and contractor injury frequency and severity, and radiation doses (measured by TRIR[2] and DART2).

		Target is 2.02		TRIR[2] of 1.86 met the target of 2.02, resulting in 102.7% achievement of the target.	= 100.0% payout x 20% =
		Target is 1.05		DART[2] of 0.75 was better than the target of 1.05, resulting in 112.3% achievement of the target.	= 124.3% payout x 20% =
				Injury rates trended downward across the company and met the targets for the year and average radiation doses remained low and stable.
Attract and retain the employees needed to support operations and growth (measured by turnover rate).	9.6%	8%	6.4%	Our 2014 overall turnover rate[3] of 7% resulted in 112.5% achievement of target.	= 131.3% payout x 15% =
	14.4%	12%	9.6%	The turnover rate for new hires within the first year of employment[3] was 13.9%, resulting in 84.2% achievement of target.	= 60.5% payout x 15% =

We were listed again as a Top 100 Employer (for the fifth year in a row), in addition to awards for being one of Saskatchewan’s Top Employers, Canada’s Best Diversity Employers, Top Employer for Canadians Over 40, and a Top Employer for Young People.

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2014 COMPENSABLE TARGETS
OBJECTIVE/TARGET	THRESHOLD	TARGET	MAXIMUM	ACTUAL PERFORMANCE	PERFORMANCE	WEIGHTING	PERFORMANCE RESULT
CLEAN ENVIRONMENT (30% weighting)

Do not incur an incident that results in moderate or significant environmental impacts or current and future remediation costs of greater than or equal to $1 million or which has a reasonable potential to result in significant negative impact on the company’s reputation with our major stakeholders. Achieve a decreasing trend for environmental incidents, measured as less than the long-term average (measured by reportable incidents and significant environmental incidents).

		41 to 23		There were 39 reportable incidents, within the target performance range. There were no significant environmental incidents in 2014.	= 100.0% payout x 30% =

OVERALL 2014 STI PERFORMANCE Our corporate performance multiplier of 119.2% reflects our solid performance in 2014, despite challenging market conditions.

[1]	We use adjusted net earnings and cash flow from operations (before working capital changes) as a more meaningful way to compare our financial performance from period to period. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS, and they should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. Other companies may calculate these measures differently. The adjusted net earnings and cash flow from operations amounts in the 2014 compensable targets table are different than what are reported in our 2014 annual management discussion and analysis (2014 MD&A). To calculate adjusted net earnings for compensation purposes, we start with adjusted net earnings as reported in our 2014 MD&A, then we further adjust for variances in foreign exchange rates as compared to budget. For further details regarding how we calculate adjusted net earnings in our 2014 MD&A, see page 24 of that document. To calculate cash flow from operations (before working capital changes) for compensation purposes, we start with cash provided by (used in) continuing operations (after working capital changes) as reported on page 23 of our 2014 MD&A and add back the changes in non-cash working capital of $88 million, then we further adjust for variances in foreign exchange rates and Canada Revenue Agency income tax reassessment payments as compared to budget. For more information on non-cash working capital changes, see note 25 to our audited 2014 financial statements.

[2]	Occupational Safety and Health Administration (OSHA) safety metrics, total recordable incidence rate (TRIR) and days away, restricted or transferred (DART), were adopted by the company to continue to drive improvements in safety performance. TRIR is a measure of the rate of “recordable” workplace injuries. Examples of “recordable injuries” are a medical treatment (other than first aid), restricted work, lost-time and other specific injuries such as 10 decibel hearing loss, loss of consciousness and broken bone. DART is a measure of the rate of workplace injuries and illnesses that require employees to miss work, perform restricted work activities or transfer to another job within a calendar year.

[3]	Results exclude the impact of restructuring activities.

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Individual performance

Individual performance was measured on core measures set for 2014, similar to those set in previous years:

Key operating results Strategic change initiatives Leadership effectiveness	The committee can also add any other performance measures it deems appropriate

The committee used these same measures to assess Tim Gitzel’s performance for 2014, and reviewed overall corporate performance, implementation of our strategy to achieve shareholder value, the recommendations from the compensation consultant and the CEO’s own self-assessment in developing its recommendation for the board.

The board discussed the results of the CEO assessment and considered the committee’s recommendation during an in camera session without management present before approving the CEO’s 2014 STI award.

The CEO decides which individual performance measures will be used for the other executives, sets the weightings for each, and conducts a performance assessment for each senior vice-president. Senior vice-presidents assess the performance of vice-presidents. For each of the senior vice-presidents, the CEO provided a detailed assessment of their performance, particular achievements and leadership. The committee considered these assessments in light of the key operating results for 2014 and approved the CEO’s recommended performance assessments for each of the senior vice-presidents.

LONG-TERM INCENTIVE PLAN

Each LTI grant is based on individual performance, the level of the position, internal equity and overall market competitiveness. The LTI grant to executives in 2014 was benchmarked competitive to the median of the comparator group. LTI awards are reported in the Incentive plan awards table on page 84.

POSITION	LTI TARGET (% OF BASE SALARY)	ACTUAL 2014 LTI GRANTED (% OF 2014 BASE SALARY)	ACTUAL % OF PSUs AND OPTIONS GRANTED IN 2014 (PSUs/OPTIONS)

President and CEO	300	300	60/40

Senior Vice-President and Chief Financial Officer	200	200	60/40

Senior Vice-President and Chief Operating Officer	250	250	60/40

Senior Vice-President and Chief Commercial Officer	200	200	60/40

Senior Vice-President and Chief Corporate Officer	150	150	60/40

The table on page 69 explains the targets and weightings for PSUs awarded in 2014.

PAYOUT OF 2012 PSU AWARDS

PSUs granted on May 15, 2012 were for the three-year performance period from January 1, 2012 to December 31, 2014.

The calculated payout of the 2012 PSU awards was 118.6% of the number of PSUs granted and the payout was made in March 2015. The following table shows the threshold performance and our results against the four performance measures under the plan at the end of the performance period.

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THREE-YEAR RESULTS (ENDING DECEMBER 31, 2014)						PERFORMANCE
CORPORATE OBJECTIVE/TARGET	THRESHOLD	TARGET	MAXIMUM	ACTUAL PERFORMANCE	PERFORMANCE WEIGHTING	MULTIPLIER

Total actual costs for capital projects

0 to 150%

Total actual costs for planned capital projects (approved financial expenditures) that were completed during the three-year period from 2012 to 2014, not to exceed the budgeted cost by a 20% margin.

	20% above budget	90% to 110% of budget	20% below budget

Total actual costs for planned  capital projects completed were $891 million:

•  exceeded budget by 3.4%

•  fell within the range of 90-110% of target

•  resulted in 100% payout based on the modified payout formula

	$1,001 million	$834 million	$667 million	96.3% achievement	= 100.0% payout x 30% =

Average realized uranium price

0 to 150%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same period – the EIA price for sales in the US and the ESA price for sales in Europe.

The 2012 grant is based on 2011, 2012 and 2013 sales due to timing of when pricing information is available.

	80% of target	100% of target	At or above 120% of target	Achieved an average realized price for uranium sales of $48.33, falling 2.9% below the weighted average price for sales in two industry benchmarks for the same period.
	$39.82	$49.77	$59.72	97.1% achievement	= 92.8% payout x 20% =
Increased production 0 to 150% Add 3.8 million pounds U3O8 cumulative incremental production in the three-year period 2012 to 2014, for target actual production of 71 million pounds U3O8 (our share).	80% of target	100% of target	At or above 120% of target	Achieved 96.9% of our production for a total of 68.8 million pounds.
	56.8 million pounds	71.0 million pounds	85.2 million pounds	96.9% achievement	= 92.3% payout x 20% =

Our three-year average total shareholder return (TSR)

0 to 200%

Achieve three-year average TSR that is the median of the three-year average TSR achieved by companies in the comparator group in effect at the time.

We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the TSX for the three-year period 2012 to 2014.

	At the 35th percentile	At the 50th percentile	At or above the 75th percentile

Three-year average TSR was at the 68th percentile of our performance comparator group for the three-year vesting period from 2012 to 2014. For the first time since we introduced the balanced scorecard for the program, our three-year average TSR achieved better than threshold performance.

	P35	P50	P75	P68 achievement	= 172.0% payout x 30% =
PSU PERFORMANCE MULTIPLIER Sum of the four weighted factors

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Relative performance

We assessed our TSR performance relative to a performance comparator group consisting of 31 companies in place at the time of grant for the 2012 PSU awards payout, including 21 companies in our compensation comparator group (marked by an asterisk) and 12 global companies that have a larger revenue base and are in gold mining or energy. The performance comparator group is used to assess TSR performance on the 2012 PSU awards payout, as this comparator group was in place at the time of grant.

Our three-year average TSR for 2012 to 2014 was at the 68th percentile of companies in the performance comparator group.

DIVERSIFIED METALS, MINING AND GOLD	ENERGY (OIL, GAS, COAL AND METHANOL)	UTILITIES, ENERGY INFRASTRUCTURE AND POWER PRODUCERS

Agnico-Eagles Mines Ltd.

Agrium Inc.

Barrick Gold Corporation*

First Quantum Minerals Ltd.

Goldcorp Inc.*

Kinross Gold Corp.

Lundin Mining Corp.*

Potash Corp. of Saskatchewan*

Sherritt International Corporation*

Teck Cominco Ltd.*

Yamana Gold, Inc.

Alpha Natural Resources Inc.

Arch Coal Inc.

Canadian Natural Resources Ltd.

Canadian Oil Sands Trust*

CONSOL Energy Inc.

EnCana Corp.

Enerplus Resources Fund*

Husky Energy Inc.

Imperial Oil Ltd.

Methanex Corp.

Peabody Energy Corp.

Penn West Energy Trust*

Suncor Energy Inc.

Talisman Energy Inc.*

Emera Inc.* Fortis Inc.* SNC Lavalin Group Inc.* Enbridge Inc. TransAlta Corp.* TransCanada Corp.*

Grant value vs. payout value

The grant value of the PSUs in 2012 was based on $21.14, our closing share price on the TSX on the day prior to the grant (as disclosed in the summary compensation table of our 2013 proxy circular).

The payout amount is the initial number of PSUs granted, multiplied by the PSU performance multiplier, resulting in a calculated payout of 118.6% of the number of PSUs granted and 106% of the original grant date value based on performance and share price.

The table below shows the calculation of the payout on March 2, 2015 for each named executive. The value of the payout is based on $18.90, the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on March 2, 2015.

	(MULTIPLIER X WEIGHTING)

NAME	TOTAL ACTUAL CAPITAL COSTS		AVERAGE REALIZED URANIUM PRICE		INCREASED PRODUCTION		OUR THREE-YEAR AVERAGE TSR		2012 PSU AWARD (# OF UNITS )	VALUE OF TOTAL 2012 PSU PAYOUT ($)
Tim Gitzel									52,100	1,168,065

Grant Isaac									17,400	390,111

Robert Steane	(100% x 30%	+	92.8% x 20%	+	92.3% x 20%	+	172.0% x 30%)	x	26,500	594,118

Ken Seitz									15,900	356,482

Alice Wong									11,600	260,074

The next table shows the vesting history of PSUs awarded to our named executives and paid out over the past three years. Awards have vested below target in two of the last three years and above target this year, highlighting the at-risk structure and link between pay and performance.

PSUs AWARDED IN	VESTED AS A % OF TARGET (%)	PAID OUT IN SHARES, AFTER DEDUCTING WITHHOLDING TAXES
2012	118.6	March 2015
2011	68.5	March 2014
2010	64.8	March 2013

2015 MANAGEMENT PROXY CIRCULAR    79

PAYOUT OF 2011 RSU AWARD

When Tim Gitzel became president and CEO on July 1, 2011, he was granted 70,000 restricted share units at a grant date value of $25.44, the closing price of a Cameco share on the TSX the day before the grant. The units vested on July 1, 2014 and shares were purchased on the TSX at an average share price of $21.14 on July 2, 2014. Tim received Cameco shares instead of cash and he realized 83% of the original grant value, which is aligned with the decrease in Cameco’s share price over this period.

7.  2015 Compensation decisions

BASE SALARY

The named executives received salary increases of 4.0% for 2015, except for Tim Gitzel who received a 6.8% increase. All of the adjustments position salaries within a competitive range of the market median and consider sustained long-term performance, experience in the role and internal equity.

SHORT-TERM INCENTIVE PLAN

Decisions about the 2015 STI award will be made in February 2016, once our 2015 results are finalized and approved by the board.

LONG-TERM INCENTIVE PLANS

2015 LTI awards

Each LTI award is based on individual performance, the level of the position, internal equity and overall market competitiveness. LTI awards granted to executives in early 2015 were benchmarked at the median of the comparator group and based on a percentage of base salary (see page 77 for details).

PSUs and options were granted to the named executives on March 2, 2015 as follows:

—	The LTI award is made up of 60% PSUs and 40% options.
—	PSUs vest at the end of a three-year period based on our performance against the following criteria: our average realized uranium price relative to industry benchmarks (30%), increased production (30%) and our three-year average TSR (40%) relative to our comparator group (see page 62).

RSUs were granted to Robert Steane on March 2, 2015 to recognize his leadership in bringing Cigar Lake, our most important new asset, into production in 2014. The award has a value approximately equal to his base salary. The RSUs vest after one year and will be exchanged for Cameco common shares purchased on the TSX on the vesting date.

NAME	SECURITIES UNDER OPTIONS GRANTED (#)	VALUE OF OPTIONS ON DATE OF GRANT[1] ($)	EXERCISE PRICE ($/SECURITY)	EXPIRY DATE	PSUs GRANTED[2] (#)	VALUE OF PSUs GRANTED[3] ($)	DATE WHEN PERFORMANCE PERIOD MATURES
Tim Gitzel	284,500	1,300,165	19.30	03/01/2023	101,000	1,949,300	12/31/2017
Grant Isaac	85,200	389,364	19.30	03/01/2023	30,300	584,790	12/31/2017
Robert Steane	130,200	595,014	19.30	03/01/2023	46,300	893,590	12/31/2017
Ken Seitz	84,900	387,993	19.30	03/01/2023	30,100	580,930	12/31/2017
Alice Wong	56,800	259,576	19.30	03/01/2023	20,200	389,860	12/31/2017

1.	Value of options

Options granted on March 2, 2015 expire on March 1, 2023 and are valued at approximately $4.57 per option using the Black-Scholes option-pricing model. The compensation consultant used the following key assumptions in the model when comparing companies.

Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)

1.8	29.2	1.5	5.5	19.30

In its analysis for the human resources and compensation committee, the compensation consultant estimated the expected value of Cameco’s options using the expected life of the option (average of a full term of eight years and a three-year vesting period). This approach is consistent with the majority of companies in our comparator group and is sensitive to the assumptions used, the figures may not be directly comparable across companies, but for compensation valuation purposes a consistent approach has been used. The exercise price of $19.30 per option is based on the closing price of Cameco shares on the TSX on the day immediately before the grant.

2.	PSUs granted

The number of PSUs reflect 100% of the original number of PSUs awarded and has not been adjusted to reflect performance. The actual number of PSUs earned can vary from 0 to 200% of the original number granted based on corporate performance.

3.	Value of PSUs granted

The values represent the number of PSUs granted to each named executive, multiplied by $19.30, the closing price of Cameco shares on the TSX on the day immediately before the grant.

The PSUs granted on March 2, 2015 are for the three-year performance period from January 1, 2015 to December 31, 2017.

80    CAMECO CORPORATION

2014 Details

Summary compensation table

The table below shows the base salary, incentive-based awards, pension value and other compensation awarded to the named executives in 2014 and the previous two years.

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1] ($)	SHARE- BASED AWARDS[2] ($)	OPTION BASED AWARDS[3] ($)	ANNUAL INCENTIVE PLANS[4] ($)	PENSION VALUE[5] ($)	ALL OTHER COMPENSATION[6] ($)	TOTAL COMPENSATION ($)
Tim Gitzel	2014	936,400	1,686,349	1,123,648	1,060,000	292,700	–	5,099,097
President and Chief	2013	918,000	1,652,200	1,100,625	785,000	264,500	–	4,720,325
Executive Officer	2012	918,000	1,101,394	1,651,890	790,000	311,250	–	4,772,534
Grant Isaac	2014	468,200	1,481,010	374,308	333,000	134,900	–	2,791,418
Senior Vice-President and	2013	459,000	550,000	366,875	248,000	136,200	–	1,760,075
Chief Financial Officer	2012	459,000	367,836	550,425	274,000	167,250	–	1,818,511
Robert Steane	2014	572,200	857,290	571,960	472,000	118,400	–	2,591,850
Senior Vice-President and	2013	561,000	842,600	560,585	350,000	(91,050)	–	2,223,135
Chief Operating Officer	2012	561,000	560,210	841,320	385,000	49,250	–	2,396,780
Ken Seitz	2014	466,200	1,400,329	372,860	332,000	261,600	–	2,832,989
Senior Vice-President and	2013	420,000	503,800	335,764	227,000	82,550	–	1,569,114
Chief Commercial Officer	2012	420,000	336,126	503,685	274,000	177,450	–	1,711,261
Alice Wong	2014	416,200	1,191,340	249,780	246,000	95,000	–	2,198,320
Senior Vice-President and	2013	408,000	367,400	244,779	182,000	(29,650)	–	1,172,529
Chief Corporate Officer	2012	408,000	245,224	367,155	200,000	25,800	–	1,246,179

1.	Base salary

There were no base salary increases for the named executives in 2013.

2.	Share-based awards

These amounts reflect the grant date value of the actual number of PSUs originally awarded, using the closing price of a Cameco share on the TSX on the day before the grant. The number of PSUs that the named executives will actually earn can vary from 0 to 150% of the original number of PSUs granted, depending on performance (the board can pay up to 200% if performance is exceptional).

Grant Isaac’s grant date value in 2014 includes a PSU value of $563,010 and RSU value of $918,000. Ken Seitz’s grant date value in 2014 includes a PSU value of $560,329 and RSU value of $840,000. Alice Wong’s grant date value in 2014 includes a PSU value of $375,340 and RSU value of $816,000. We awarded the following PSUs to the named executives from 2012 to 2014:

	March 3, 2014	March 1, 2013	May 15, 2012
Tim Gitzel	62,900	75,100	52,100
Grant Isaac	21,000	25,000	17,400
Robert Steane	32,000	38,300	26,500
Ken Seitz	20,900	22,900	15,900
Alice Wong	14,000	16,700	11,600
Grant price	$26.81	$22.00	$21.14

For purposes of financial statement disclosure, the PSUs were valued at $27.25 per unit for 2014, $21.45 per unit for 2013 and $20.05 per unit for 2012 using a Monte Carlo pricing model and the key assumptions set out in the table below. This model is considered the most appropriate way to value a plan with a relative market condition like total shareholder return. The total fair value of the PSUs is amortized into income over their three-year vesting period and the weighted average of the expected retirement dates of the named executives, whichever is lower. The non-market criteria relating to realized selling prices, production targets and cost control have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

	Expected dividend ($)	Expected volatility (%)	Risk-free rate (%)	Expected life (years)	Expected forfeitures (%)

March 2014	–	33.1	1.2	3	4.6
March 2013	–	33.5	1.1	3	2.0
May 2012	–	35.7	1.4	3	–

The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosure.

Grant date	Grant date value for compensation purposes ($)	Grant date fair value for financial statement disclosure ($)	Difference per unit ($)
March 3, 2014	26.81	27.25	(0.44)
March 1, 2013	22.00	21.45	0.55
May 15, 2012	21.14	20.05	1.09

2015 MANAGEMENT PROXY CIRCULAR    81

Grant Isaac, Ken Seitz and Alice Wong each received a retention incentive of restricted share units (RSUs) that do not vest until March 3, 2017 at a grant date value of $26.81, the closing price of a Cameco share on the TSX the day before the grant:

RSUs awarded on March 3, 2014	# of units	Grant date value (per unit)	Vesting date

Grant Isaac	34,240	$26.81	March 3, 2017

Ken Seitz	31,330	$26.81	March 3, 2017

Alice Wong	30,440	$26.81	March 3, 2017

For purposes of financial statement disclosure, the RSUs were valued at $27.21 per unit for 2014 using the closing price of a Cameco share on the TSX on the date of grant.

3.	Option-based awards

These amounts reflect the grant date value of the actual number of options originally granted using the Black-Scholes option-pricing model and key assumptions determined by the compensation consultants and listed below.

The table below shows the number of options granted to the named executives over the last three years and the corresponding grant date valuations.

	March 3, 2014	March 1, 2013	May 15, 2012

Tim Gitzel	155,200	187,500	268,600
Grant Isaac	51,700	62,500	89,500
Robert Steane	79,000	95,500	136,800
Ken Seitz	51,500	57,200	81,900
Alice Wong	34,500	41,700	59,700

Grant date valuation (per option)	$7.24	$5.87	$6.15

The human resources and compensation committee reviewed estimates of the value of the options on the grant dates that were prepared by Mercer (March 2014, March 2013 and March 2012). It then recommended to the board the number of options to grant, which the board approved. The compensation consultants used the Black-Scholes option-pricing model and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)

March 2014	1.80	32.8	1.7	5.5	26.81
March 2013	1.90	33.7	1.3	5.5	22.00
May 2012	1.80	35.8	1.6	5.5	21.14

As this approach may not be identical to that used by other companies and is sensitive to the assumptions used, the figures may not be directly comparable across companies, however a consistent approach has been used for compensation valuation purposes. For March 2011 and thereafter, the expected life assumption was changed from previous years, and was based on Mercer’s calculation of the expected life of Cameco options and options issued by companies in the comparator group in effect at the time. They calculated the expected life by adding the actual term (eight years) to the vesting period (three years), and dividing in half. Hugessen Consulting Inc., the committee’s independent consultant in 2011, confirmed that Mercer’s calculation for 2011 was also consistent with market practice.

For purposes of financial statement disclosure, options were valued at $6.79 (awarded in March 2014), $6.51 (awarded in March 2013) and $7.21 (awarded in May 2012) each on the date of the grant. We used the Black-Scholes option-pricing model all three years and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)

March 2014	1.49	32.9	1.5	4.4	26.81
March 2013	1.82	40.5	1.2	4.4	22.00
May 2012	1.89	47.3	1.4	4.3	21.14

These accounting value assumptions are different from the compensation value assumptions in the calculations above. The human resources and compensation committee uses the compensation valuation method and assumptions used in valuing compensation of companies in the comparator group to allow for a better comparison with market comparators.

The accounting value assumptions are based on our own internal research and past experience of how employees exercise their options. The difference per option granted between the two models is:

—	March 2014 – $(0.45)
—	March 2013 – $0.64
—	May 2012 – $1.06

For purposes of financial statement disclosure, the options were amortized over their three-year vesting period or the weighted average of the years to expected retirement of the named executives, whichever was lower.

4.	Annual incentive plans

These amounts were earned in the fiscal year shown and were paid in the following fiscal year.

5.	Pension value

The amounts for the named executives include company contributions under the registered defined contribution pension plan, plus the projected value of the pension earned in each year for service credited under the supplemental executive pension program.

6.	All other compensation

This amount does not include perquisites and other personal benefits because they total less than $50,000 and less than 10% of the annual salary for any of the named executives. Perquisites and benefits are valued at the cost to Cameco and include commissions to buy shares with PSU payouts, premiums on incremental life insurance and long-term disability, a financial and tax planning allowance, an executive medical plan and a vehicle allowance.

82    CAMECO CORPORATION

VALUE OF OPTIONS EXERCISED (SUPPLEMENTAL TABLE)

The table below is additional information to show the options exercised (if any) by each named executive in each of the last three years and the dollar value realized.

NAME	YEAR	CAMECO COMMON SHARES ACQUIRED ON EXERCISE OF OPTIONS (#)	CAMECO COMMON SHARES HELD FOLLOWING EXERCISE (#)	CASH REALIZED (BEFORE TAXES) ON CONCURRENT SALE OF CAMECO COMMON SHARES ($)
Tim Gitzel	2014	–	–	–
	2013	–	–	–
	2012	–	–	–
Grant Isaac	2014	–	–	–
	2013	–	–	–
	2012	–	–	–
Robert Steane	2014	–	–	–
	2013	–	–	–
	2012	–	–	–
Ken Seitz	2014	–	–	–
	2013	–	–	–
	2012	–	–	–
Alice Wong	2014	–	–	–
	2013	–	–	–
	2012	–	–	–

2015 MANAGEMENT PROXY CIRCULAR    83

Incentive plan awards

The table below shows the total unexercised option and share awards granted to the named executives as of December 31, 2014.

		OPTION-BASED AWARDS[1]				SHARE-BASED AWARDS

NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRY DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS($)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED[2] ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED($)
Tim Gitzel	03/30/2007	10,000	46.88	03/29/2015	–
	03/04/2008	40,000	38.83	03/03/2016	–
	03/16/2009	50,000	19.37	03/15/2017	–
	03/01/2010	60,000	28.90	02/28/2018	–
	03/01/2011	75,000	39.53	02/28/2019	–
	07/01/2011	50,000	25.44	06/30/2019	–			1,479,471
	05/15/2012	268,600	21.14	05/14/2020	–		–	1,168,065
	03/01/2013	187,500	22.00	02/28/2021	–	75,100	–
	03/03/2014	155,200	26.81	03/02/2022	–	62,900	–
Total		896,300			0	138,000	0	2,647,536
Grant Isaac	09/08/2009	3,334	29.10	09/07/2017	–
	03/01/2010	13,334	28.90	02/28/2018	–
	03/01/2011	25,000	39.53	02/28/2019	–
	05/15/2012	89,500	21.14	05/14/2020	–		–	390,111
	03/01/2013	62,500	22.00	02/28/2021	–	25,000	–
Total	03/03/2014	51,700	26.81	03/02/2022	–	55,240	652,272
		245,368			0	80,240	652,272	390,111
Robert Steane	03/30/2007	10,500	46.88	03/29/2015	–
	03/04/2008	12,300	38.83	03/03/2016	–
	03/16/2009	13,005	19.37	03/15/2017	–
	03/01/2010	13,500	28.90	02/28/2018	–
	03/01/2011	50,000	39.53	02/28/2019	–
	05/15/2012	136,800	21.14	05/14/2020	–		–	594,118
	03/01/2013	95,500	22.00	02/28/2021	–	38,300	–
	03/03/2014	79,000	26.81	03/02/2022	–	32,000	–
Total		410,605			0	70,300	0	594,118
Ken Seitz	03/30/2007	3,600	46.88	03/29/2015	–
	03/04/2008	7,995	38.83	03/03/2016	–
	03/16/2009	8,600	19.37	03/15/2017	–
	03/01/2010	10,575	28.90	02/28/2018	–
	03/01/2011	25,000	39.53	02/28/2019	–
	05/15/2012	81,900	21.14	05/14/2020	–		–	356,482
	03/01/2013	57,200	22.00	02/28/2021	–	22,900	–
	03/03/2014	51,500	26.81	03/02/2022	–	52,230	596,837
Total		246,370			0	75,130	596,837	356,482
Alice Wong	03/30/2007	10,500	46.88	03/29/2015	–
	03/04/2008	12,300	38.83	03/03/2016	–
	03/16/2009	13,005	19.37	03/15/2017	–
	03/01/2010	10,575	28.90	02/28/2018	–
	03/01/2011	10,275	39.53	02/28/2019	–
	05/15/2012	59,700	21.14	05/14/2020	–		–	260,074
	03/01/2013	41,700	22.00	02/28/2021	–	16,700	–
	03/03/2014	34,500	26.81	03/02/2022	–	44,440	579,882
Total		192,555			0	61,140	579,882	260,074

1.	The number of options and exercise prices have been adjusted to reflect stock splits of Cameco shares.

84    CAMECO CORPORATION

2.	The PSU awards are subject to performance conditions and valued at the minimum possible payout of zero. The RSUs awarded to Grant Isaac, Ken Seitz and Alice Wong on March 3, 2014 are not subject to performance conditions so they are valued at $19.05, the closing price of Cameco shares on the TSX on December 31, 2014.

The next table shows the:

—	total value of the named executive’s options when they vested during 2014
—	share-based awards that vested at the end of 2014 and were paid out in 2015
—	short-term incentive award earned in 2014 and paid in 2015.

NAME	OPTION-BASED AWARDS – VALUE DURING THE YEAR ON VESTING[1] ($)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR[2] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR[3] ($)
Tim Gitzel	372,182	2,647,536	1,060,000
Grant Isaac	124,053	390,111	333,000
Robert Steane	189,562	594,118	472,000
Ken Seitz	113,530	356,482	332,000
Alice Wong	82,767	260,074	246,000

1.	Option-based awards

The amounts reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2014, on the date they vested. Options that had a positive value at the time of vesting are included in the calculation of these figures.

2.	Share-based awards

The amounts are the values of the PSUs that were granted in 2012, vested at December 31, 2014 and paid out to the named executives on March 2, 2015 at $18.90 (the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on that date). The compensation value we previously disclosed for these PSUs was based on the target number of PSUs multiplied by the share value on grant date. The named executives realized 106% of the grant date value of the PSUs that were granted as part of their total compensation for 2012.

The amount for Tim Gitzel includes the value of RSUs that were granted on July 1, 2011 upon his appointment to CEO. They vested on July 1, 2014 and were paid out in Cameco common shares at an average purchase price of $21.14.

3.	Non-equity incentive plan compensation

The amounts are the STI payments for 2014 that were paid in 2015.

Equity compensation plan information

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

(authorized for issue from treasury under our compensation plans at the end of 2014)

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (A)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (B)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN A) (C)
Equity compensation plans approved by security holders	8,353,006	$28.22	6,794,113
Equity compensation plans not approved by security holders	–	–	–
Total	8,353,006	$28.22	6,794,113

Of the 8,353,006 options outstanding at December 31, 2014, 5,819,252 were exercisable and 2,533,754 were not.

The total number of Cameco shares that can be issued under the option plan and other compensation arrangements must be less than 43,017,198 (10.9% of our total and outstanding common shares as of March 9, 2015).

2015 MANAGEMENT PROXY CIRCULAR    85

The table below gives details about the number of shares under our stock option plan at the end of 2014 and as of March 9, 2015. The burn rate is the number of options issued in 2014 (765,146), expressed as a percentage of the 395,792,522 Cameco shares that were issued and outstanding as at December 31, 2014.

AS OF DECEMBER 31, 2014

Number of options available for issue under the option plan and other compensation arrangements	6,794,113

Number of options issued in 2014 under the option plan and other compensation arrangements	765,146

2014 Burn rate	0.19%

AS OF MARCH 9, 2015

Number (%) of our shares issued and outstanding to be issued when outstanding options under the option plan are exercised	8,295,001 (2.1%)

Number (%) of our issued and outstanding shares still available for issue under the option plan	6,852,118 (1.7%)

Total dilution rate	3.8%

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)	31,460,418
Increase in the reserve (June 12, 2006)	11,556,780
Total shares issued under the plan (as at business open on March 9, 2015)	27,870,079
Total shares issued under the plan / total shares issued and outstanding (as at business open on March 9, 2015)	7.0%
Total shares issued and outstanding (as at business open on March 9, 2015)	395,792,522

Pension benefits

DEFINED CONTRIBUTION PLAN

All regular, full-time and part-time employees (including all of the named executives) participate in our registered defined contribution plan as of December 31, 2014.

Under the Income Tax Act (Canada), the plan had a contribution limit of $24,930 in 2014, based on a salary of approximately $207,750.

DEFINED BENEFIT PLAN

The last active member retired in 2014 and this plan will only exist for as long as current retirees and their spouses are entitled to receive benefits. The plan has been closed to new members since 1997.

SUPPLEMENTAL EXECUTIVE PENSION PROGRAM

The supplemental executive pension program is aimed at attracting and retaining talented executives. It provides a lump sum retirement benefit that is consistent with the executive’s salary and offsets the strict limits of registered pension plans under the Income Tax Act (Canada).

All Canadian-based executives participate in the program. It had 19 active members as at December 31, 2014, with two inactive members, 17 retirees and spouses of deceased retirees who were receiving a pension and two former members with deferred entitlements. This includes certain officers of wholly-owned subsidiaries who were previously eligible to participate in the program.

The supplemental benefit is calculated as follows:

86    CAMECO CORPORATION

The supplemental benefit is based on actual years of service from the participant’s date of hire with Cameco up to the date of termination, or until the end of the notice period for termination without cause. It is calculated on base salary, and unlike other companies, does not include bonuses as part of the pensionable earnings. The supplemental program does not allow past service credits or any kind of accelerated service. Full benefits are paid at the normal retirement age of 65, but are also payable starting at 60 years of age if the person has 20 years of service.

Except for benefits for participants who are US taxpayers, the program is funded in part by trust assets and the remainder by a letter of credit held by the program’s trustees. The liability is approximately $38,235,000 ($14,504,800 for the named executives) as of December 31, 2014. The face amount of the letter of credit will be determined each year based on the wind-up liabilities of the supplemental program (excluding benefits for US taxpayers), less any trust assets. The face amount of the letter of credit for 2014 was $20,800,000. The trustee would be able to draw on the letter of credit to pay benefits to members following specified trigger events. Benefits will continue to be paid from the trust assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

EARLY RETIREMENT

Under our registered defined contribution plan, members can transfer their account balance or begin receiving a benefit any time after termination, so early retirement does not apply. All named executives are members of this plan.

Under our supplemental program, Robert Steane is eligible to retire with full benefits. The other named executives can take early retirement starting at age 55, however, the benefit formula will be reduced by 0.25% for each month before the defined age (at least age 60 with at least 20 years of continuous employment, or age 65, whichever is earlier).

EXECUTIVE PENSION VALUE DISCLOSURE

The table below shows the estimated annual pension service costs for the supplemental program and Cameco’s contribution to the defined contribution plan as the compensatory change. It also shows the accrued pension obligations and annual pension payable under our pension plans for each named executive.

		ANNUAL BENEFITS
	NUMBER OF	PAYABLE[1]		PENSION
NAME	YEARS OF CREDITED SERVICE (#)	AT YEAR END	AT AGE 65	OBLIGATION AT START OF YEAR[2] ($)	COMPENSATORY CHANGE[2,3] ($)	NON- COMPENSATORY CHANGE[4] ($)	PENSION OBLIGATION AT YEAR END[5] ($)
Tim Gitzel	7.98	221,200	562,200	2,262,500	292,700	709,300	3,264,500
Grant Isaac	5.47	75,800	380,800	666,100	134,900	284,300	1,085,300
Robert Steane	31.80	438,500	446,900	5,294,000	118,400	772,900	6,185,300
Ken Seitz	11.06	144,500	396,600	1,386,100	261,600	547,300	2,195,000
Alice Wong	27.92	290,200	415,900	3,711,600	95,000	962,500	4,769,100

1.	Annual benefits payable

The annual benefits payable for all named executives include benefits under the registered defined contribution pension plan and the supplemental executive pension program. The defined contribution costs are also included in the service cost as described under Compensatory change. The annual benefits payable do not take into account any early retirement reductions or vesting requirements.

The amounts under at age 65 are based on current compensation levels and assume accrued years of service to age 65 for each of the named executives. Under our supplemental executive pension program, the named executives are eligible to retire at age 55, which would reduce the pension benefits they are entitled to receive.

Annual benefits payable at year end and at age 65 are based on final average earnings as at December 31, 2014.

2.	Pension obligation at start of year is based on December 31, 2013 accounting assumptions.

Pension obligation at start of year and the compensatory change are estimated totals that include our registered defined contribution pension plan and supplemental executive pension program. They are based on assumptions representing entitlements in employment agreements that may change over time. The methods we used to determine these estimates may not be exactly the same as methods other companies use, so the figures may not be directly comparable.

We used the following key assumptions to estimate these benefit obligations:

—	100% vesting
—	a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2013, as reported in our financial statements
—	salary increases of 3.0% each year
—	a discount rate of 4.75% each year to determine the benefit obligation
—	a long-term rate of return on defined contribution plan assets of 6.0%
—	benefits are pre-tax.

See note 27 to our audited 2014 financial statements (in our 2014 annual report and also on our website) for more information about our pension plans.

3.	Compensatory change is the value of the projected pension earned from January 1, 2014 to December 31, 2014 for our registered defined contribution pension plan and supplemental executive pension program.

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4.	Non-compensatory change includes changes such as changes in assumptions (other than those used to estimate the compensatory change), employee contributions and interest on the accrued obligation at the start of the year.

5.	Pension obligation at year end is the value of the named executive’s projected pension earned for service up to December 31, 2014 under our registered defined contribution pension plan and supplemental executive pension program. It is based on December 31, 2014 accounting assumptions and includes RRSP balances included in the base plan, if any.

We used the following key assumptions to estimate these benefit obligations:

—	100% vesting
—	a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2014, as reported in our financial statements
—	salary increases of 3.0% each year
—	a discount rate of 3.9% each year to determine the benefit obligation
—	a long-term rate of return on defined contribution plan assets of 6.0%
—	benefits are pre-tax.

The pension amounts for all of the named executives equal the value of their accumulated contributions under the registered defined contribution pension plan, supplemented by amounts based on final average earnings and service under the supplemental executive pension program (a defined benefit plan).

Loans to executives

As of March 9, 2015, we and our subsidiaries had no loans outstanding to our current or former named executives, except routine indebtedness as defined under Canadian securities laws.

Termination and change of control benefits

We have employment agreements with the named executives. They are for an indefinite period and provide for:

—	a base salary
—	participation in the short-term incentive plan
—	participation in the long-term incentive plans (including PSUs and options)
—	participation in the employee defined contribution pension plan and the supplemental executive pension program.

The agreements also include post-termination obligations requiring that the named executives do not:

—	use or disclose specialized knowledge, contracts and connections obtained while at Cameco
—	compete against us in any way for 12 months after leaving the organization
—	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 months (18 months for the CEO) after leaving the organization.

The summary on page 91 shows the incremental compensation that would be paid to the named executives if their employment had been terminated on December 31, 2014. If Robert Steane had resigned, it would have been treated as retirement because he is eligible to retire. None of the named executives receive any incremental benefits if there is a change of control but no termination of employment.

CEO

Tim Gitzel’s employment agreement provides for:

—	a retention incentive of 50,000 stock options granted on July 1, 2011, which vested over three years in 2012, 2013, and 2014, and 70,000 RSUs, also granted on July 1, 2011, which vested on July 1, 2014 and paid out (less withholding taxes) in Cameco shares purchased on the market on July 2, 2014
—	a requirement to hold four times his base salary in Cameco shares and qualifying PSUs by December 31, 2016
—	a severance period of two years if he is terminated without cause
—	a $7,000 annual allowance for tax advice ($14,000 in his retirement year)
—	a requirement to give a minimum notice of six months for resignation or retirement
—	accelerated vesting of certain equity awards if the CEO’s employment is terminated within 24 months following a change of control (see the summary on page 89 for details on compensation upon termination).

OTHER NAMED EXECUTIVES

The employment agreements for the other four named executives provide for:

—	a requirement to hold two times their base salary in Cameco shares and qualifying PSUs by December 31 of the fifth year in their current positions
—	a notice period of 18 months if they are terminated without cause
—	a $5,000 annual allowance for tax advice ($10,000 in their retirement year)
—	a requirement to give a minimum notice of three months for resignation or retirement
—	accelerated vesting of certain equity awards if employment is terminated within 24 months following a change of control (see the summary on page 89 for details on compensation upon termination).

88    CAMECO CORPORATION

The table below is a summary of the compensation that would be paid to the named executives if the employment of any of them is terminated. We believe the following terms are fair, competitive with the market and based on industry practice.

TYPE OF TERMINATION	SEVERANCE	STI BONUS	OPTIONS	PSUs	RSUs	BENEFITS	PENSION

Retirement[1]	— none	— none, unless the executive retires on or near the last day of the year	— three years to vest — must be exercised within three years or the original term, whichever is earlier	— performance is measured to the end of the year of retirement — awards are pro-rated to completed months of service	— all outstanding RSUs are cancelled	— post-retirement benefits continue until age 65 — once the executive turns 65, life insurance, health and dental benefits are reduced and are provided until death	— credited service no longer earned

Resignation[2]	— executive must give three months’ notice, except for CEO who must give six months’ notice — if we waive the notice, we must pay his base salary for the three or six months	— none	— vesting continues for 90 days — must be exercised within 90 days or the original term, whichever is earlier	— all outstanding PSUs are cancelled	— all outstanding RSUs are cancelled	— none	— credited service no longer earned

Termination without cause[3]	— lump sum equal to base salary and target bonus for the notice period	— none, unless committee exercises discretion, usually when executive has worked most of the year	— options continue to vest for the notice period — must be exercised within the notice period or by the original expiry date, whichever is earlier	— performance is measured to the end of the year of termination — awards are pro-rated to completed months of service	— a pro-rated number of awards vest and are valued at the volume-weighted average price of the 20 trading days prior to the termination date	— employer contributions for health, dental and life insurance benefits continue for the notice period or until executive obtains other employment, whichever is earlier	— coverage continues and credited service continues to be earned for the notice period

Termination without cause or for good reason within 24 months of a change of control[4]	— same as for termination without cause	— same as for termination without cause	— all options vest immediately and may be exercised until the original term or 24 months, whichever is earlier	— all PSUs vest and are paid at target within 30 days	— all RSUs vest immediately and are payable in cash within 30 days	— same as for termination without cause	— same as for termination without cause

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TYPE OF TERMINATION	SEVERANCE		STI BONUS		OPTIONS		PSUs		RSUs		BENEFITS		PENSION

Termination with cause	—	none	—	all entitlement to the bonus is lost	—	vesting continues for 30 days or the original term, whichever is earlier	—	all outstanding PSUs are cancelled	—	all outstanding RSUs are cancelled	—	none	—	credited service no longer earned
					—	must be exercised within 30 days

Death	—	none	—	pro-rated to date of death	— —	three years to vest must be exercised within three years or original term, whichever is earlier	— —	performance is measured to end of year of death awards are pro-rated to the completed months of service as of date of death	—	awards are pro-rated to date of death and valued at the volume-weighted average price of the 20 trading days prior to date of death	—	life insurance is paid on death	— —	credited service no longer earned value of vested pension benefit is paid to the beneficiary

1.	Retirement

At the discretion of the CEO and provided that the executive is at least 57 years old with at least 10 years of services when he or she retires, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance. Also at the discretion of the CEO, a supplemental amount of $1,000 per month is paid until age 65, if the executive retires and is at least 57 years old with 10 years of service.

2.	Resignation

Robert Steane is eligible for early retirement and therefore the compensation that is paid if a senior executive resigns does not apply.

3.	Termination without cause

The notice period for Tim Gitzel is two years or the period remaining until age 65, whichever is earlier. The notice period for the other four named executives is 18 months or the period remaining until age 65, whichever is earlier.

4.	Termination without cause or good reason within 24 months of a change of control

According to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly, more than 25% of Cameco’s voting shares that can be cast to elect the directors. Because of the legislated restrictions on share ownership, there would have to be an act of federal parliament for anyone to hold more than 25% of our voting shares. For Tim Gitzel, change of control is defined as an entity holding 35% or more of our voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the board deciding that a change of control has occurred. For the other four named executives, change of control is the same except that an entity must hold 50% or more of our voting shares.

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The table below shows the incremental values that would be paid to the named executives if any of them had been terminated on December 31, 2014 or terminated without cause following a change of control. Cameco has legislated ownership restrictions under the ENL Reorganization Act. While a change of control is possible, it would require an act of parliament or one of the activities discussed in note 4 of the previous table.

TYPE OF TERMINATION	SEVERANCE ($)	STI BONUS[1] ($)	OPTIONS[2] ($)	PSUs AND RSUs[3] ($)	BENEFITS[4] ($)	PENSION[5] ($)	TOTAL PAYOUT ($)

Tim Gitzel

Resignation[6]	–	(1,060,000)	–	(2,595,780)	–	–	(3,655,780)

Termination without cause	3,651,960	–	–	–	38,300	751,900	4,442,160

Termination without cause with a change of control	3,651,960	–	–	2,595,780	38,300	751,900	7,037,940

Termination with cause	–	(1,060,000)	–	(2,595,780)	–	–	(3,655,780)

Death	–	–	–	–	127,200	(197,600)	(70,400)

Grant Isaac

Resignation[6]	–	(333,000)	–	(1,509,314)	–	–	(1,842,314)

Termination without cause	1,123,680	–	–	644,054	26,500	247,200	2,041,434

Termination without cause with a change of control	1,123,680	–	–	1,509,314	26,500	247,200	2,906,694

Termination with cause	–	(333,000)	–	(1,509,314)	–	–	(1,842,314)

Death	–	–	–	179,047	468,200	335,300	982,547

Robert Steane

Retirement[7]	–	–	–	–	14,300	–	14,300

Termination without cause	1,459,110	–	–	–	14,400	225,700	1,699,210

Termination without cause with a change of control	1,459,110	–	–	1,322,343	14,400	225,700	3,021,553

Termination with cause	–	(472,000)	–	(1,322,343)	–	–	(1,794,343)

Death	–	–	–	–	–	(5,332,100)	(5,332,100)

Ken Seitz

Resignation[6]	–	(332,000)	–	(1,413,195)	–	–	(1,745,195)

Termination without cause	1,118,880	–	–	589,317	26,500	254,500	1,989,197

Termination without cause with a change of control	1,118,880	–	–	1,413,195	26,500	254,500	2,813,075

Termination with cause	–	(332,000)	–	(1,413,195)	–	–	(1,745,195)

Death	–	–	–	163,830	466,200	455,600	1,085,630

Alice Wong

Resignation[6]	–	(246,000)	–	(1,150,043)	–	–	(1,396,043)

Termination without cause	1,248,600	–	–	572,576	26,000	211,700	2,058,876

Termination without cause with a change of control	1,248,600	–	–	1,150,043	26,000	211,700	2,636,343

Termination with cause	–	(246,000)	–	(1,150,043)	–	–	(1,396,043)

Death	–	–	–	159,176	416,200	(1,392,700)	(817,324)

1.	STI bonus

If the executive resigns or is terminated for cause, he forfeits any outstanding STI bonus payment. We calculated the payment being forfeited based on the STI bonus determined in 2015 for 2014 performance.

2.	Options

The named executives only receive an incremental benefit on their options when there is a termination without cause with a change of control. Currently under the ENL Reorganization Act, a change of control for Cameco is not permitted. The amount shown is the in-the-money value at December 31, 2014 of the unvested options which would vest upon a termination without cause with a change of control at December 31, 2014. There is no incremental benefit as none of the options are in the money.

3.	PSUs and RSUs

If there is a retirement, termination without cause or death, the named executives may receive an incremental benefit for any outstanding PSUs, to account for the fact that our corporate performance may be better at the end of the year of termination, than it turns out to be at the end of the original three-year vesting period. In the table, we have assumed that the performance multiplier at the end of the assumed year of termination

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and at the end of the original three-year vesting period are the same so there is no incremental benefit at retirement, termination without cause or death.

If the executive resigns or is terminated for cause, he forfeits any PSU payment. To determine the amount forfeited, we calculated the payout of the outstanding PSUs based on a 100% performance multiplier and the volume-weighted average price of a Cameco common share on the TSX over the last 20 trading days of 2014 of $18.81.

If the executive is terminated without cause with a change of control, all outstanding PSUs vest immediately at target and are paid out in the first quarter of 2015. The calculation of the PSUs in this situation is based on a share price of $18.81, the volume-weighted average price of a Cameco common share on the TSX over the last 20 trading days of 2014, as required under the PSU plan.

Grant Isaac, Ken Seitz and Alice Wong have RSUs. If any of them resign or are terminated for cause, they forfeit any RSU payment. To determine the amount forfeited, we calculated the payout of the outstanding RSUs in accordance with the RSU plan based on a share price of $18.81, the volume-weighted average price of a Cameco common share on the TSX for the 20 trading days up to December 31, 2014. If they are terminated without cause with a change of control, all outstanding RSUs vest immediately, and are paid out within 30 days of December 31, 2014. The calculation of the RSUs in this situation is based on the volume-weighted average price of a Cameco common share on the TSX for the 20 trading days up to December 31, 2014, as required under the RSU plan. If any of them die, the outstanding RSUs are paid out pro-rated to the date of death. The calculation of the RSUs in this situation is based on the volume-weighted average price of a Cameco common share on the TSX for the 20 trading days up to December 31, 2014, as required under the RSU plan, multiplied by 10 months, which is the period from the grant date to December 31, 2014.

4.	Benefits

Determined using a discount rate of 3.9% at December 31, 2014. At the discretion of the CEO, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance provided that the executive is at least 57 years old with at least 10 years of service when he or she retires. Tim Gitzel, Grant Isaac, Ken Seitz and Alice Wong are not eligible for post-retirement benefits because they had not reached the age of 57 on December 31, 2014.

5.	Pension

The incremental pension benefit on termination without cause, with or without a change of control, is equal to the value of benefits to be credited according to the notice period for each executive and calculated using the December 31, 2014 accounting assumptions (same as the key assumptions set out in note 2 on page 87). The incremental pension benefit on death is the difference between the commuted value on resignation or retirement, if eligible, and the commuted value on death at December 31, 2014. If the commuted value on death is less than the commuted value on resignation (or retirement, in the case of Robert Steane), the pension benefit is negative.

The table below shows the commuted values for resignation (retirement in the case of Robert Steane). We estimated these values using the Canadian Institute of Actuaries’ Standard Practice for Determining Pension Commuted Values, and assumed:

—	100% vesting
—	the executive’s age or age 55, whichever is later
—	no salary increase after December 31, 2014
—	a discount rate of 2.50% each of the next 10 years and 3.80% each year thereafter for Canadian and US liabilities
—	benefits are pre-tax.

Commuted value	For retirement	On December 31, 2014

The commuted values are based on assumptions representing entitlements in the employment agreements, and these may change over time. The methods we use may not be exactly the same as those used by other companies, so you may not be able to compare our figures directly with those of other companies.	Robert Steane	$6,732,400
	For resignation
	Tim Gitzel	$3,078,500
	Grant Isaac	$782,400
	Ken Seitz	$1,632,900
	Alice Wong	$5,209,200

6.	Resignation

Based on their terms of employment in effect on December 31, 2014, if Tim Gitzel, Grant Isaac, Ken Seitz or Alice Wong had voluntarily ended their employment on December 31, 2014, it would have been regarded as a resignation because of their age. They would not receive a severance and would have been required to give six months’ notice (CEO) or three months’ notice prior to resignation. We can waive this notice if we pay six/three months’ base salary. The table assumes that we did not waive the notice period.

7.	Retirement

The termination on resignation estimate does not apply to Robert Steane because he is eligible to retire, and his resignation would be treated as a retirement.

92    CAMECO CORPORATION

Other information

Shareholder proposals

Shareholders who meet eligibility requirements under the CBCA can submit a shareholder proposal as an item of business for our annual shareholder meeting in 2016.

Proposals must be submitted to our corporate secretary by January 11, 2016 for next year’s annual meeting. Only shareholder proposals that comply with the CBCA requirements received by that date, and our responses, will be printed in the management proxy circular we send to shareholders next spring.

Advanced notice for director nominations

Our bylaws require advance notice for nominating directors at an annual meeting so there is a transparent, structured and fair process and all shareholders can be made aware of the nomination prior to a shareholder meeting in the event of a potential proxy contest, regardless of whether shareholders are planning to vote by proxy or attend the meeting. The notice must include the name, address, age, citizenship and certain other information about the nominees. See section 6.2(d) of our bylaws on our website (cameco.com/about/governance/governance-guidelines).

You must send your nomination to our corporate secretary 30 to 65 days before the date of our annual shareholder meeting and it must comply with the bylaw requirements to be eligible for presentation at the meeting.

Information available online

A number of our documents are available on our website (cameco.com), SEDAR (sedar.com) and EDGAR (sec.gov/edgar.shtml), including:

—	2014 annual report, which includes financial information about us, as provided in the audited financial statements and MD&A for our most recently completed financial year
—	our most recent annual information form, which has additional information about our audit and finance committee (pages 123 and 125), the audit and finance committee mandate in Appendix A, and other information required by Canadian securities regulators
—	our code of conduct and ethics, articles of incorporation and the bylaws, and the board committee mandates
—	our voting results following the annual meeting of shareholders.

Filings with the US Securities and Exchange Commission (SEC) can be accessed under Company filings on the SEC website (sec.gov).

Documents available in print

You can request a printed copy of the following documents at no charge:

—	our 2014 annual report which includes the audited financial statements and MD&A for the most recently completed financial year
—	any subsequent quarterly reports
—	our most recent annual information form
—	our code of conduct and ethics.

Send a note to the corporate secretary at Cameco, at 2121 – 11th Street West, Saskatoon, SK S7M 1J3.

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Appendix A

Interpretation

For the purposes of this Circular:

a person is an “associate” of another person if:

i.	one is a corporation of which the other is an officer or director;

ii.	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

iii.	one is a partnership of which the other is a partner;

iv.	one is a trust of which the other is a trustee;

v.	both are corporations controlled by the same person;

vi.	both are members of a voting trust or parties to an arrangement that relates to voting securities of the Corporation; or

vii.	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person;

provided that:

viii.	if a resident associated with a non-resident submits to the Board of Directors of the Corporation a statutory declaration stating that no voting shares of the Corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

ix.	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

x.	if any person appears to the Board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect Directors of the Corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

“non-resident” means:

i.	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

ii.	a corporation incorporated, formed or otherwise organized outside Canada;

iii.	a foreign government or agency thereof;

iv.	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

v.	a trust:

a.	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

b.	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

vi.	a corporation that is controlled by a trust described in (v) above.

“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident.

The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the Articles of the Corporation.

94    CAMECO CORPORATION

Appendix B

Board mandate

PURPOSE

The purpose of the board of directors (“board”) is to supervise the management of the business and affairs of the corporation. The board of directors will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.

COMPOSITION

The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members. A majority of the directors shall be resident Canadians.

A majority of the directors shall be independent pursuant to standards for independence adopted by the board. The standards for independence are available on our website.

MEETINGS

The board will schedule at least six regular meetings annually and as many additional meetings as necessary to carry out its duties effectively. The board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.

A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Notice of the time and place of each meeting of the board must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.

A majority of the members of the board shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.

At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.

The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.

The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.

DUTIES AND RESPONSIBILITIES

1.	The board of directors has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:

a.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

b.	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

c.	succession planning, including appointing, counselling and monitoring the performance of executive officers;

d.	oversight of the human resources policies of the corporation and while taking into account the views and recommendations of the human resources and compensation committee, approval of the compensation of the chief executive officer and the other executive officers;

e.	adoption of an annual strategic planning process, approval of annual strategic plans and monitoring corporate performance against those plans;

f.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

g.	oversight of the policies and processes to manage risks of the corporation, and oversight of management’s mitigation of the material risks;

h.	policies to require ethical behaviour of the corporation and its directors and employees, and compliance with laws and regulations;

i.	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

j.	assessment of the effectiveness of the board and its committees and overseeing the establishment of an appropriate orientation program for new directors and an education program for all directors;

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k.	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

l.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

m.	health and safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

n.	oversight of the policies and processes for estimating and disclosing the corporation’s mineral reserves;

o.	corporate governance including the relationship of the board of directors to management and shareholders and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board of directors to effectively discharge its duties and responsibilities;

p.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

q.	approval of directors for nomination and election, and recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy among the directors or in the office of the auditor;

r.	issuance of securities of the corporation;

s.	declaration of dividends and establishment of the dividend policy for the corporation;

t.	approval of the annual audited financial statements and related management discussion and analysis, and the interim unaudited financial statements and related interim management discussion and analysis, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

u.	adoption, amendment or repeal of bylaws of the corporation;

v.	review and approval of material transactions not in the ordinary course of business; and

w.	other corporate decisions required to be made by the board of directors, or as may be reserved by the board of directors, to be made by itself, from time to time and not otherwise delegated to a committee of the board of directors or to the management of the corporation.

2.	Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board of directors may be delegated, from time to time, to committees of the board of directors on such terms as the board of directors may consider appropriate.

ORGANIZATIONAL MATTERS

1.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.

2.	The board shall annually review and assess the adequacy of its mandate.

3.	The board shall participate in an annual performance evaluation.

96    CAMECO CORPORATION

Appendix C

Stock option plan

The following kinds of changes must be approved by shareholders according to the terms of our stock plan:

General

—	any change to the number of common shares that can be issued under the plan, including increasing the fixed maximum number of common shares, or changing from a fixed maximum number to a fixed maximum percentage of common shares
—	any change to extend the period after a trading blackout when options can be exercised
—	any change to extend the expiry date of an option unless it would otherwise expire during a trading blackout period
—	any change that requires shareholder approval under applicable law such as those described in the rules, regulations and policies of any stock exchange that we are listed on.

Exercise price

—	any change that would cause the exercise price of an option to be lower than the fair market value of the common shares at the time the option is granted. This does not include standard adjustment provisions relating to dividends or stock splits, recapitalizations, consolidations or other fundamental corporate changes, or provisions for the treatment of options if there is a change of control or other similar transaction that affects the powers of the board to make certain changes to the option plan
—	any other change that would cause the exercise or purchase price of an option to be lower (other than the standard adjustment provisions or if there is a change of control or other similar transaction as described in the item above). Cancelling an option and reissuing it at a lower price is considered a reduction in the exercise price.

Eligibility

—	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders
—	any change allowing options to be transferred other than by will or intestate succession.

Securities

—	adding deferred or restricted share units or other share awards that would not involve an actual cash payment
—	any change that allows adding a cashless exercise feature, unless it reduces the number of underlying shares in the option plan reserve.

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